TBS International Limited


ROCKAWAY BELLE

2007 ANNUAL REPORT

CHAIRMAN'S LETTER


TBS
NASDAQ Listed (TBSI)
04:07:36

To the Shareholders of TBS International Limited:

The year 2007 was a record for TBS in revenues and tons of cargo shipped, as well as net income and earnings per share. These results validate our business growth model as a pure dry cargo shipping and logistics company. For the full year 2007, TBS demonstrated its net income growth potential which increased 151.2% to $98.2 million

We are particularly proud of the 270 world-wide employees of TBS and our affiliated agencies who executed our business plan so capably and efficiently. These employees are our Company's most important asset and set TBS apart from the traditional dry-cargo shipping companies by enabling us to deliver the TBS Five Star Service to our customers -- Ocean Transportation, Logistics, Port Services, Operations and Strategic Planning.

Last year brought a number of positive results to TBS, many of which we believe will carry forward into 2008. We increased cargo tons carried by our vessels and gained market share in our traditional trade lanes of Asia and Latin America. In addition, we pursued new business opportunities resulting in the introduction of new or expanded trading lanes with significant growth potential. More specifically, we:

- Expanded our TBS Pacific Service with the introduction of a steel parcel service from China, Korea and Japan to the West Coast of South America;
- Established a steel, general cargo and project parcel service from China, Korea and Japan to Brazil and Argentina; as a result, we now service all coasts of Latin America from Asia;
- Developed a backhaul steam and industrial coal transport business from Colombia and Venezuela to Brazil and Argentina;
- Introduced a new service from Argentina and Brazil into the Mediterranean;
- Secured a new two-year contract for the transport of about 2 million tons of aggregates in the Middle East;
- Secured a one-year contract for the transport of about 250,000 tons of grain from the USA to the Caribbean; and
- Opened our TBS Logistics headquarters in Houston, Texas, to work with our international logistics partners and our affiliate agencies to develop our international project logistics capabilities.

Most importantly, TBS is benefiting from the current positive freight environment as we renewed Contracts of Affreightment for 2008 at increased freight rates compared to our 2007 experience.

Since January 1, 2008, we:

- Took delivery of six vessels and have two additional vessels under purchase contract. This will bring our operational fleet to 44 vessels comprised of 23 multipurpose tweendeckers and 21 handymax/handysize bulk carriers.
- Financed the six delivered vessels and increased our liquidity by:
  - Closing a $75 million Loan Facility with a syndicate of banks led by DVB Group Merchant Bank (Asia) Ltd.;
  - Closing a $35 million Loan Facility with AIG Commercial Equipment Finance, Inc.; and
  - Restructuring and expanding our credit facility with the Banc of America Syndicate to $267.5 million from its existing balance of approximately $120 million. This expansion, originally targeted at $200 million, was oversubscribed.
- Renewed some of our existing Contracts of Affreightment into 2009 and 2010 at current market rates; and
- Celebrated the fifteenth anniversary of the founding of our Company on March 17, 1993.

We grow our fleet in response to the growth of our business, following a business first, fleet second strategy. In this context, we have doubled our cargo volumes and tripled our fleet in the last three years; and we are continuing to look for suitable vessel acquisitions in the second-hand market.

Our program to build six Roymar Class 34,000 dwt multipurpose vessels with retractable tweendecks is progressing with the laying of the keel of the first vessel having taken place on March 17, 2008. We are scheduled to receive delivery of two vessels in 2009 and four vessels in 2010.

In 2006, our Company made the strategic decision to embark on an accelerated drydock and vessel upgrade program anticipating steel renewals that might be required during the next five to ten years. As a result, in 2007 we drydocked 21 vessels (predominantly in China), at a total investment of approximately $24 million, which included replacing about 5,000 metric tons of steel. I am pleased to report that we successfully met the challenge of accommodating the increased customer demand and maintaining our high level of customer service while implementing this program on schedule. This comprehensive plan, which will continue in 2008 when we plan to drydock 17 vessels (plus new vessel acquisitions scheduled for a 2008 drydock), will increase the operational efficiency of our fleet while decreasing maintenance requirements for the years to come.

TBS is strongly positioned to participate in the expanding globalization of world trade; particularly in the project business relating to the steel, mining, energy and construction industries. We have strong franchises in Latin America, East Asia, the Middle East and Africa. Our TBS fleet of multipurpose tweendeckers is uniquely suited to the transportation of project cargoes; and our portside and inland logistics services enable TBS to provide complete solutions for project transportation requirements.

Looking at 2008 and beyond, we believe that TBS is positioned to continue benefiting from the positive fundamentals of our business growth model.

Thank you for your interest and support.

Joseph E. Royce
Chairman of the Board, Chief Executive Officer and President

TBS INTERNATIONAL LIMITED
Commerce Building,
Chancery Lane,
Hamilton HM 12, Bermuda

May 5, 2008

Dear Shareholder:

You are cordially invited to attend the 2008 Annual General Meeting of Shareholders of TBS International Limited ("TBS") to be held at 3:00 p.m., Eastern Time, on Tuesday, June 17, 2008, at the Metropolitan Club, at One East 60th Street, New York, New York 10022.

At this year's Annual General Meeting, shareholders will be asked to elect eight directors; to reappoint PricewaterhouseCoopers LLP as TBS's independent registered public accounting firm to serve until the 2009 Annual General Meeting of Shareholders and to authorize the Board of Directors, acting through the Audit Committee, to determine the independent registered public accounting firm's fees; to adopt amendments to TBS's Bye-Laws to authorize TBS to hold treasury shares; to adopt certain technical amendments to TBS's Bye-Laws and to act upon such other business that may properly come before the 2008 Annual General Meeting. During the Annual General Meeting, we will provide a report on TBS's business operations. There also will be time for questions.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in the affairs of TBS. We hope you will be able to attend the Annual General Meeting. Whether or not you expect to attend the Annual General Meeting, and regardless of the number of shares you own, it is important to us and to our business that your shares are represented and voted at the Annual General Meeting. Therefore, we encourage you to sign, date, and return the enclosed proxy card in the return envelope provided so that your shares will be represented and voted at the Annual General Meeting.

Sincerely,

Joseph E. Royce

JOSEPH E. ROYCE
Chairman of the Board of Directors

TBS INTERNATIONAL LIMITED

Commerce Building,
Chancery Lane,
Hamilton HM 12, Bermuda

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on June 17, 2008

The 2008 Annual General Meeting of Shareholders of TBS International Limited, a Bermuda exempted company, will be held at the Metropolitan Club at One East 60th Street, New York, New York 10022, on Tuesday, June 17, 2008, at 3:00 p.m., Eastern Time. The Annual General Meeting will be held to consider and act upon the following matters:

1. To elect directors to serve on our Board of Directors until the next Annual General Meeting of Shareholders or until their successors are elected or appointed or their office is otherwise vacated;
2. To reappoint PricewaterhouseCoopers LLP as our independent registered public accounting firm until the 2009 Annual General Meeting of Shareholders and to authorize the Board of Directors, acting through the Audit Committee, to determine the independent registered public accounting firm's fees;
3. To adopt amendments to TBS's Bye-Laws to authorize TBS to hold treasury shares;
4. To adopt certain amendments to TBS's Bye-Laws relating to the use of the Company seal, electronic delivery of communications and remote participation in meetings, and changes in the Company's required officers and their titles; and
5. To act upon such other business as may properly come before the Annual General Meeting.

The shareholders of record at the close of business on April 25, 2008, will be entitled to vote at the Annual General Meeting and at any adjournment or postponement thereof. If you do not expect to attend the Annual General Meeting in person, we encourage you to sign, date, and return the enclosed proxy card in the return envelope provided, which requires no additional postage if mailed in the United States.

By Order of the Board of Directors

/s/ J. E. FARIES
J. E. FARIES
Corporate Secretary

Hamilton, Bermuda
May 5, 2008

TBS INTERNATIONAL LIMITED

2008 Annual General Meeting of Shareholders
Table of Contents

PROXY STATEMENT

Questions and Answers About the Meeting and Voting 1
Corporate Governance 5
Corporate Governance Principles 5
Director Independence 5
Shareholder Communication with the Board 5
2007 Meetings of the Board of Directors; Attendance at Annual General Meetings 5
Board Structure and Membership of Committees 6
Audit Committee 6
Compensation Committee 7
Nominating and Corporate Governance Committee 7
Executive Sessions and Lead Independent Director 8
Compensation Committee Interlocks and Insider Participation 8
Director Compensation 8
Proposals To Be Voted On 9
Proposal One - Election of Directors 9
Director Nominee Information 10
Proposal Two - Reappointment and Compensation of Independent Registered Public Accounting Firm 11
Audit Committee Report 12
Auditor Fees 13
Proposal Three - Amendments to the Company's Bye-Laws to Authorize Treasury Shares 13
Proposal Four - Certain Technical Amendments to the Company's Bye-Laws 14
Use of Company Seal 14
Electronic Delivery of Communications and Remote Participation in Meetings 14
Officers Required and Their Titles 14
Executive Officers 15
Executive Compensation 15
Compensation Discussion and Analysis 15
Report of the Compensation Committee 20
Summary Compensation Table 21
Grants of Plan-Based Awards in Fiscal 2007 21
Outstanding Equity Awards at 2007 Fiscal Year-End 22
Shares Vested in Fiscal Year 2007 22
Potential Payments Upon Termination or Change in Control 22
Equity Compensation Plans 23
Share Ownership 24
Security Ownership of Directors, Director Nominees and Management 24
Security Ownership of Certain Beneficial Owners 25
Section 16(a) Beneficial Ownership Reporting Compliance 26
Certain Relationships and Related Transactions 26
Related Person Transactions 26
Policy on Transactions and Arrangements with Related Persons 27
Other Matters 27
Availability of Annual Report on Form 10-K to Shareholders 27
Shareholder Proposals for 2009 Annual General Meeting of Shareholders 28
APPENDIX A A-1
APPENDIX B B-1

TBS INTERNATIONAL LIMITED

Commerce Building,
Chancery Lane,
Hamilton HM 12, Bermuda

PROXY STATEMENT
FOR 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement summarizes the information you need to know to vote at the 2008 Annual General Meeting of Shareholders (the "Meeting") to be held at 3:00 p.m., Eastern Time, on Tuesday, June 17, 2008, at the Metropolitan Club, at One East 60th Street, New York, New York 10022. This Proxy Statement and form of proxy are first being mailed to shareholders on or about May 5, 2008.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

Q: Why did I receive this Proxy Statement?

A: Because you are a shareholder of TBS International Limited ("TBS," "Company," "we" or "our") as of the record date and are entitled to vote at the Meeting, the Board of Directors of TBS is soliciting your proxy to vote at the Meeting.

Q: What am I voting on?

A: You are voting on four items:

1. The election of eight directors to serve until the next Annual General Meeting of Shareholders or until their successors are elected or appointed or their office is otherwise vacated. The nominees for election are:
   - Joseph E. Royce
   - Gregg L. McNelis
   - James W. Bayley
   - John P. Cahill
   - Randee E. Day
   - William P. Harrington
   - Peter S. Shaerf
   - Alexander Smigelski
2. The reappointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm until the 2009 Annual General Meeting of Shareholders and authorization of the Board of Directors, acting through the Audit Committee, to determine the independent registered public accounting firm's fees.
3. The amendment of the Company's Bye-Laws to authorize the Company to hold treasury shares.
4. The amendment of the Company's Bye-Laws relating to use of the Company seal, electronic delivery of communications and remote participation in meetings, and changes in the Company's required officers and their titles.

Q: What are the voting recommendations of the Board of Directors?

A: The Board recommends the following votes:

1. FOR electing each of the director nominees.
2. FOR reappointing PricewaterhouseCoopers LLP as our independent registered public accounting firm until the 2009 Annual General Meeting of Shareholders and authorizing the Board of Directors, acting through the Audit Committee, to determine the independent registered public accounting firm's fees.
3. FOR amending the Bye-Laws to authorize the Company to hold treasury shares.
4. FOR amending the Bye-Laws relating to the use of the Company seal, electronic delivery of communications and remote participation in meetings and changes in the Company's required officers and their titles.

Q: Will any other matters be voted on?

A: We do not know of any other matters that will be brought before the shareholders for a vote at the Meeting. If any other matter is properly brought before the Meeting, your proxy gives authority to Joseph E. Royce and Gregg L. McNelis to vote on such matters in their discretion.

Q: Who is entitled to vote?

A: Shareholders of record as of the close of business on the record date, April 25, 2008, are entitled to vote at the Meeting. The holders of Class A common shares are entitled to one vote for each Class A common share while holders of Class B common shares are entitled to one-half of a vote for each Class B common share.

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A: Many shareholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares registered directly in your name with TBS's transfer agent and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with TBS's transfer agent, American Stock Transfer and Trust Company, you are considered with respect to those shares the *shareholder of record*, and these proxy materials are being sent directly to you by TBS.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee, which is considered with respect to those shares the shareholder of record. As the beneficial owner, you have the right to direct your broker how to vote. Your broker or nominee has enclosed a voting instruction form for you to use in this regard.

Q: How do I vote?

A: If you are a shareholder of record, there are two ways to vote:

- by completing and mailing your proxy card; and
- by written ballot at the Meeting.

If the proxy is properly executed and returned in time for the Meeting, the shares represented thereby will be voted in accordance with the instructions given on each matter introduced for a vote at the Meeting. If the proxy is properly given in time for the Meeting but no instructions are given, shares will be voted FOR Proposals One through Four. Proxies will extend to and be voted at any adjournment or postponement of the Meeting.

If you beneficially own your shares, you should follow the voting directions provided by your broker or nominee. You may complete and mail a voting instruction form to your broker or nominee or, in most cases, submit voting instructions by telephone or the Internet to your broker or nominee. If you provide specific voting instructions by mail, telephone or the Internet, your shares should be voted by your broker or nominee as you have directed.

Q: Who will count the vote?

A: Representatives of American Stock Transfer and Trust Company will count the vote and serve as the inspector of election.

Q: What is the quorum requirement of the Meeting?

A: Two or more persons present in person and representing in person or by proxy greater than 50% of the total issued voting shares determined on April 25, 2008, constitute a quorum for voting on items at the Meeting. If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will be counted in determining the presence of a quorum. On the record date of April 25, 2008, there were outstanding and entitled to vote 14,448,996 Class A common shares and 13,404,461 Class B common shares.

Q: What vote is required to approve each proposal?

A: Each of Proposals One through Four requires the affirmative vote of a majority of the votes cast by holders of Class A and Class B common shares, present in person or represented by proxy. Abstentions and broker non-votes will not be counted as voting on Proposals One through Four and therefore will not affect the outcome of these Proposals.

Q: What are broker non-votes?

A: Broker non-votes occur when nominees, such as banks and brokers holding shares on behalf of beneficial owners, do not receive voting instructions from beneficial owners at least ten days before the Meeting. If that happens, the nominees may vote those shares only on matters deemed "routine." On non-routine matters, nominees cannot vote without instructions from the beneficial owner, resulting in a so-called "broker non-vote."

Q: What does it mean if I get more than one proxy card?

A: It means your shares are in more than one account. You should vote the shares on all of your proxy cards.

Q: I receive multiple copies of the annual report, proxy statement and other mailings because more than one person in my household is a shareholder. How can I change the number of copies of these mailings that are sent to my household?

A: If you and other members of your household are beneficial owners, you may eliminate this duplication of mailings by contacting your broker, bank or other nominee. Duplicate mailings in most cases are wasteful for us and inconvenient for you, and we encourage you to eliminate them whenever you can. If you have eliminated duplicate mailings but for any reason would like to resume them, you must contact your broker, bank or other nominee. If you are a shareholder of record and you wish to eliminate this duplication of mailing, contact the Corporate Secretary of the Company at Commerce Building, Chancery Lane, Hamilton HM 12, Bermuda, telephone number 441-295-9230.

Q: Multiple shareholders live in my household, and together we received only one copy of this year's annual report and proxy statement. How can I obtain my own separate copy of those documents for the Meeting?

A: You may pick up copies in person at the Meeting or download them free of charge from our website, *www.tbsship.com* (click on "Investor Relations"). If you want copies mailed to you and you are a beneficial owner, you must request them from your broker, bank or other nominee. If you want copies mailed and you are a shareholder of record, we will mail them promptly if you request them from our transfer agent, American Stock Transfer and Trust Company, by phone (toll-free) at 1-866-668-6550 or by mail to American Stock Transfer and Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038, attention: Shareholder Correspondence. We cannot guarantee that you will receive mailed copies before the Meeting.

Q: Can I change my vote?

A: Yes. If you are a shareholder of record, you can change your vote or revoke your proxy any time before the Meeting by:

- returning a later-dated proxy card;
- sending written notice of revocation to the Corporate Secretary; or
- completing a written ballot at the Meeting.

If you are a beneficial owner, you may submit new voting instructions by contacting your broker, bank or nominee who holds your shares and following such nominee's instructions.

Q: Who may attend the Meeting?

A: All TBS shareholders as of the close of business on the record date of April 25, 2008 may attend.

Q: What do I need to do to attend the Meeting?

A: If you are a shareholder of record you will need to bring picture identification with you to the Meeting. If you beneficially own shares, you also will be asked to show some evidence of your ownership (for example, a brokerage statement) to be admitted to the Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Meeting unless you bring with you a legal proxy from your broker.

Q: Where can I find the voting results of the Meeting?

A: We plan to announce preliminary voting results at the Meeting and publish final results in our quarterly report on Securities and Exchange Commission ("SEC") Form 10-Q for the second quarter of 2008.

Q: Who pays for this proxy solicitation?

A: We will pay the cost of solicitation of proxies. The Board of Directors may use the services of TBS's directors, officers and other regular employees, acting without special compensation, to solicit proxies personally or by telephone. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of the shares held of record by such fiduciaries, and we will reimburse them for the reasonable expenses incurred by them in so doing.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE PRINCIPLES

The Company's principles of corporate governance, as outlined in the charters of our Audit, Compensation, and Nominating and Corporate Governance Committees, Bye-Laws and our Code of Business Conduct and Ethics, are available on our website at *www.tbsship.com* (click on "Investor Relations" then "Governance"). The charters of all our Board committees, Bye-Laws and our Code of Business Conduct and Ethics also are available in print free of charge to any shareholder who requests them by contacting our Corporate Secretary at TBS International Limited, Commerce Building, Chancery Lane, Hamilton HM 12, Bermuda.

DIRECTOR INDEPENDENCE

The NASDAQ listing standards require that a majority of the members of our Board qualify as "independent," as determined by the Board of Directors. On an annual basis, each director and executive officer is obligated to complete a questionnaire that requires disclosure of any transactions with any company in which the director or executive officer, or any members of his or her immediate family, have a direct or indirect material interest. The Board (upon the recommendation of the Nominating and Corporate Governance Committee) determined that the following nominees for director are independent directors within the meaning of the applicable NASDAQ listing standards: John P. Cahill, Randee E. Day, William P. Harrington, Peter S. Shaerf and Alexander Smigelski. Joseph E. Royce, Chairman of the Board of Directors and Chief Executive Officer, Gregg L. McNelis, Executive Vice President and Chief Operating Officer, and James W. Bayley, Vice President, are not "independent" within the meaning of the applicable NASDAQ listing standards because they are TBS employees.

SHAREHOLDER COMMUNICATION WITH THE BOARD

TBS shareholders may communicate with the Board of Directors, any committee of the Board or any individual director by delivering such communications either in writing addressed c/o Corporate Secretary at TBS International Limited, Commerce Building, Chancery Lane, Hamilton HM 12, Bermuda or by e-mail to *ContactTheBoard@tbsship.com*. Communications should not exceed 1000 words in length.

All communications must be accompanied by the following information:

- if the person submitting the communication is a shareholder, a statement of the type and amount of the Company securities that the person holds;
- any special interest, meaning an interest not in the capacity as a shareholder of TBS, of the person in the subject matter of the communication; and
- the address, telephone number and e-mail address, if any, of the person submitting the communication.

Communications addressed to directors may, at the direction of the directors, be shared with Company management.

2007 MEETINGS OF THE BOARD OF DIRECTORS; ATTENDANCE AT ANNUAL GENERAL MEETINGS

During 2007, the Board of Directors held seven meetings and each director attended at least 75% of the aggregate of the total meetings of the Board and the committees of the Board on which the director served that were held during his or her term of office. The Board has a policy of encouraging, but not requiring, directors to attend Annual General Meetings of Shareholders. Five members of the Board, including Messrs. Cahill and Smigelski (who were first elected to the Board at the 2007 Annual General Meeting), attended the 2007 Annual General Meeting of Shareholders.

BOARD STRUCTURE AND MEMBERSHIP OF COMMITTEES

Our Bye-Laws provide that our Board shall consist of no fewer than five nor more than 11 directors. We currently have eight directors, consisting of Joseph E. Royce, Chairman, Gregg L. McNelis, James W. Bayley, John P. Cahill, Randee E. Day, William P. Harrington, Peter S. Shaerf and Alexander Smigelski. The following table outlines the committees of the Board of Directors and their membership as of the date of this Proxy Statement:

Director Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
John P. Cahill	X	X	X
Randee E. Day	Chairperson		X
William P. Harrington	X	X	Chairperson
Peter S. Shaerf		Chairperson	X
Alexander Smigelski	X	X	X

AUDIT COMMITTEE

The Audit Committee is comprised of Ms. Randee E. Day (Chairperson), Mr. John P. Cahill, Mr. William P. Harrington and Mr. Alexander Smigelski. The Audit Committee held four meetings during the fiscal year ended December 31, 2007. Ms. Day was appointed as the Audit Committee Chairperson in March 2001, Mr. Harrington became a member of the Committee in April 2006, and Messrs. Cahill and Smigelski joined the Audit Committee in January 2008. Mr. Peter S. Shaerf served on the Committee until December 31, 2007. Ms. Day and Messrs. Harrington, Cahill and Smigelski are each "independent" as independence for audit committee members is defined under the NASDAQ listing standards and SEC rules. The Board has determined that Ms. Day is an "audit committee financial expert" as defined in applicable SEC rules. Ms. Day has over 30 years of banking experience as a loan officer who reviewed or supervised the review of borrowers' financial statements and has a thorough understanding of U.S. generally accepted accounting principles.

The Audit Committee of the Board oversees, on behalf of the Board, TBS's corporate accounting, financial reporting process and systems of internal accounting and financial controls. Among other things, the Audit Committee is responsible for:

- recommending the appointment and retention and compensating, evaluating, overseeing, and terminating (when appropriate) the Company's independent registered public accounting firm (subject to shareholder approval), which reports directly to the Committee;
- reviewing and pre-approving all audit and permissible non-audit services to be provided by the independent registered public accounting firm, and establishing policies and procedures for the pre-approval of audit and permissible non-audit services to be provided by the independent registered public accounting firm;
- at least annually, reviewing the qualifications, independence and performance of the independent registered public accounting firm, and discussing with the independent registered public accounting firm their independence;
- upon completion of the annual audit, reviewing with the independent registered public accounting firm the scope of the audit, any audit problems or difficulties encountered and management's response, and findings and recommendations concerning their annual audit of the Company;
- meeting to review and discuss with management and the independent registered public accounting firm the annual audited financial statements, and the unaudited quarterly financial statements;
- reviewing the adequacy and effectiveness of the Company's internal auditing procedures, internal control over financial reporting, and any programs instituted to correct deficiencies as well as the Company's disclosure controls and procedures;

- overseeing the Company's compliance systems with respect to legal and regulatory requirements and reviewing the Company's codes of conduct and programs to monitor compliance with such codes; and
- establishing procedures for handling complaints regarding accounting, internal accounting controls and auditing matters.

Additional information on the Audit Committee's functions is included in the Audit Committee Report below.

COMPENSATION COMMITTEE

The Compensation Committee is comprised of Mr. Peter S. Shaerf (Chairperson), Mr. John P. Cahill, Mr. William P. Harrington and Mr. Alexander Smigelski. The Compensation Committee held four meetings during the fiscal year ended December 31, 2007. Mr. Shaerf was appointed as the Compensation Committee Chairperson in April 2005, Mr. Harrington became a member of the Compensation Committee in June 2005, and Messrs. Cahill and Smigelski joined the Compensation Committee in January 2008. Ms. Randee E. Day served on the Compensation Committee until December 31, 2007. Messrs. Shaerf, Harrington, Cahill and Smigelski are each "independent" under the applicable NASDAQ listing standards. The Compensation Committee is responsible for:

- reviewing key employee compensation policies, plans and programs;
- reviewing and approving the compensation of our executive officers;
- reviewing and approving employment contracts and other similar arrangements between us and our executive officers;
- reviewing and approving, at inception and on no less than an annual basis, any transaction with an affiliated service company, officer or director;
- reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters; and
- such other matters that are specifically delegated to the Compensation Committee by our Board of Directors from time to time.

Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation is included in the Compensation Discussion and Analysis below.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee is comprised of Mr. William P. Harrington (Chairperson), Mr. John P. Cahill, Ms. Randee E. Day, Mr. Peter S. Shaerf and Mr. Alexander Smigelski. The Nominating and Corporate Governance Committee held one meeting during the fiscal year ended December 31, 2007. Mr. Harrington became a member of the Nominating and Corporate Governance Committee in December 2005 and was appointed Chairperson of the Committee in April 2006. Ms. Day and Mr. Shaerf became members of the Committee in April 2006, and Messrs. Cahill and Smigelski joined the Committee in January 2008. Messrs. Harrington, Shaerf, Cahill and Smigelski and Ms. Day are each "independent" under the applicable NASDAQ listing standards. The Nominating and Corporate Governance Committee is responsible for:

- identifying, soliciting, evaluating and recommending candidates to the Board, including candidates recommended by shareholders and candidates for reelection;
- assessing the contribution and independence of incumbent directors and reviewing directorships in other public companies held by or offered to directors and our senior officers;
- overseeing the evaluation of the Board and management;
- making recommendations regarding the structure, composition and functioning of the Board and its committees; and
- making recommendations regarding corporate governance matters and practices.

The Nominating and Corporate Governance Committee identifies potential director candidates and compares the skill sets of potential directors with the needs of TBS. The goal of the process is to identify potential director candidates that are qualified and distinguished individuals whose particular skills would benefit TBS. The Nominating and Corporate Governance Committee identifies prospective director candidates in various ways, including through current directors, management, and shareholders as well as any third-party search firms retained by the Company to assist in identifying and evaluating possible candidates. The Nominating and Corporate Governance Committee evaluates director candidates recommended by shareholders in the same way that it evaluates candidates from other sources. The Nominating and Corporate Governance Committee considers a candidate's qualifications in the context of the Company's needs. Some of the qualifications and skills considered important by the Nominating and Corporate Governance Committee are: the ability to represent the interests of a broad range of shareholders; leadership ability; experience that suggests the highest ethical standards and integrity; familiarity with the ocean transport services industry and knowledge of and experience with the markets served by the Company; and experience with public company management, accounting rules and practices and corporate governance best practices.

Shareholders wishing to submit recommendations for director candidates to the Nominating and Corporate Governance Committee must provide the following information in writing to the attention of the Company's Corporate Secretary:

- the name, address, and biography of the candidate, and the consent of the candidate to serve if nominated and elected;
- the name, address, and phone number of the shareholder or group of shareholders making the recommendation; and
- the number of shares beneficially owned by the shareholder or group of shareholders making the recommendation, the length of time held, and to the extent any shareholder is not a registered holder of such securities, proof of such ownership.

EXECUTIVE SESSIONS AND LEAD INDEPENDENT DIRECTOR

The independent directors are scheduled to meet in executive session at every regularly scheduled Board meeting. In addition, the independent directors have elected Mr. Harrington to serve as the lead independent director. The lead independent director presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors, and has the authority to call meetings of the independent directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers serves as a member of the board of directors or on a compensation committee of any entity that has one or more executive officers who serve on our Board or Compensation Committee.

DIRECTOR COMPENSATION

In 2007, each non-employee member of our Board received an annual retainer of $40,000, plus annual fees of $12,500 for each director who serves on the Audit Committee, $12,500 for each director who serves on the Compensation Committee and $7,500 for each director who serves on the Nominating and Corporate Governance Committee. The Chairperson of the Audit Committee receives an additional $5,000 per year. We also issued 2,000 restricted Class A common shares to each non-employee director in January 2007, which vested on the date of the 2007 Annual General Meeting. We reimburse any member of the Board for travel, hotel and all other reasonable expenses incurred in connection with our business or their duties as directors.

Compensation paid in 2007 to directors who are not Company employees was as follows:

Director	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($)	Total ($)
John P. Cahill (2)	20,000	-	-	20,000
Randee E. Day	77,500	16,700	-	94,200
William P. Harrington	72,500	16,700	-	89,200
Peter S. Shaerf	72,500	16,700	-	89,200
Alexander Smigelski (2)	20,000	-	-	20,000

(1) In January 2007, we granted 2,000 restricted Class A common shares each to Ms. Day, Mr. Shaerf and Mr. Harrington that vested at the time of our 2007 Annual General Meeting. The value reported for Stock Awards is the aggregate cost recognized in the Company's financial statements for such awards for the fiscal year (which includes awards granted in prior years for which the Company recognized expense during 2007). The costs for awards are determined in accordance with Financial Accounting Standard ("FAS") No. 123(R), disregarding adjustments for forfeiture assumptions. The assumptions for making the valuation determinations are set forth in the footnote captioned "Stock-Based Compensation" to our financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(2) Messrs. Cahill and Smigelski were elected to the Board at the 2007 Annual General Meeting; therefore, their fees for 2007 Board service were pro-rated to $20,000.

In January 2008, the Board revised the annual fees paid to each director who serves on the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee to $10,000 for 2008. In addition, the Board revised the additional fees paid to the Chairpersons of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee to $15,000, $10,000 and $2,500, respectively, for 2008.

Directors who also are employees of the Company do not receive any additional compensation for their service as directors. See "Executive Compensation" for 2007 annual compensation paid to Messrs. Royce and McNelis, who serve as directors and also are employees of the Company. Mr. Bayley is an employee of the Company but not an executive officer. Mr. Bayley did not receive any compensation in 2007 for his service as a Company employee. As described in "Certain Relationships and Related Transactions – Related Person Transactions" below, Mr. Bayley receives compensation as the owner of Globe Maritime Limited, for which he also serves as Managing Director, which occasionally acts as a broker for chartering and vessel sales and purchases. For the year ended December 31, 2007, we paid Globe Maritime Limited $465,845, including $207,864 in commission payments, $201,894 in management fees and $56,087 in other office expenses. In addition, Messrs. Royce, McNelis and Bayley partially own TBS Commercial Group Ltd. and Beacon Holding Ltd., to which in 2007 the Company paid approximately $7.1 million for commercial agency services and approximately $1.0 million in port agency fees.

PROPOSALS TO BE VOTED ON

PROPOSAL ONE - ELECTION OF DIRECTORS

The Nominating and Corporate Governance Committee of the Board has proposed and the Board has nominated eight individuals for election to the Board of Directors at the Meeting. All of the director nominees are currently directors of TBS and have consented to serve if elected. If any nominee for director becomes unavailable for election, the proxies will be voted for such substitute nominee(s) as the Board of Directors may propose or the size of the Board will be reduced. We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected.

The Board of Directors recommends that you vote FOR each of the director nominees in Proposal One.

DIRECTOR NOMINEE INFORMATION

Information regarding the business experience of each nominee for director and certain other information as to each nominee for director is set forth in the table below and in the following paragraphs. Certain of the information appearing in the table and notes thereto has been furnished to us by the respective nominees. No director or nominee for election as director of the Company has a family relationship with any other director, nominee or executive officer of the Company.

Name	Age	Director Since
Joseph E. Royce, Chairman of the Board	63	1993
Gregg L. McNelis	52	2004
James W. Bayley	68	2007
John P. Cahill	49	2007
Randee E. Day	60	2001
William P. Harrington	50	2005
Peter S. Shaerf	53	2001
Alexander Smigelski	50	2007

Joseph E. Royce

Mr. Royce has been President, Chairman and a director since our inception, and Chief Executive Officer since March 2005. Since 1993, Mr. Royce has served as President of TBS Shipping Services and is responsible for supervising the vessels in our breakbulk, bulk and liner operations. In 2007, Mr. Royce became a director of Covenant House New York, the not-for-profit adolescent care agency. Between 1984 and early 1993, Mr. Royce was President of COTCO, a dry cargo pool of over 45 vessels. From 1973 to 1983, he was active as a shipbroker and independent ship operations manager involved in the shipment of various products worldwide.

Gregg L. McNelis

Mr. McNelis has served as a director since February 2004 and as Senior Executive Vice President and Chief Operating Officer since March 2005. Since 1993, Mr. McNelis has served as Executive Vice President of the Commercial Department at TBS Shipping Services, where he manages the chartering department, responsible for commercial employment of the fleet. He has worked with Mr. Royce for over 25 years, engaging in contract negotiations, time charters, voyage charters, and contracts of affreightment, and developing and controlling trade lanes. Mr. McNelis previously served as Vice President of COTCO. Mr. McNelis has over 30 years experience in the international shipping industry.

James W. Bayley

Mr. Bayley was elected as a director in 2007, having previously served as a director from our inception until 2006, and has been Vice President since March 2005. Mr. Bayley is the owner and Managing Director of Globe Maritime Limited, a company that is well established in the London shipping market. Mr. Bayley is a member of the Baltic Exchange and holds the title of Fellow of the Institute of Chartered Shipbrokers.

John P. Cahill

Mr. Cahill became a director in June 2007. Mr. Cahill is counsel at Chadbourne & Parke LLC, a law firm in New York City that he joined in March 2007. Mr. Cahill also is Co-Founder and CEO of the Pataki-Cahill Group, LLC, a specialized consulting firm in New York City that focuses on energy issues and asset privatization. He is an attorney with experience in both the private and public sectors. Mr. Cahill also serves as an appointed member of the New York State Commission of Investigations. From 2002 until 2006, Mr. Cahill served as the Secretary and Chief of Staff to the Governor of the State of New York, which is the highest ranking appointed official in New York State Government. Prior to this appointment, Mr. Cahill was Commissioner of the New York State Department of Environmental Conservation.

Randee E. Day

Ms. Day has served as a director and Chairperson of the Audit Committee since 2001. Beginning in 2004, Ms. Day has served as Managing Director and head of Maritime Investment Banking at the Seabury Transportation Holdings LLC., a New York-based advisory and investment bank specializing in the transportation industry. From 1985 until 2004, Ms. Day served as Chief Executive Officer and President of Day and Partners, Inc., a financial advisory and consulting firm to the maritime and cruise industries. Ms. Day became an independent director of Double Hull Tankers, Inc. (NYSE) in July 2005 and is the chairperson of its audit committee and a member of its compensation committee.

William P. Harrington

Mr. Harrington has served as a director since 2005 and is Chairperson of the Nominating and Corporate Governance Committee. Mr. Harrington is a partner and head of the litigation and toxic tort/complex litigation practice groups at Bleakley, Platt & Schmidt, LLP, a law firm in White Plains, New York. He is an experienced trial attorney who has represented Fortune 500 companies in criminal, commercial, environmental, real estate and employment discrimination matters.

Peter S. Shaerf

Mr. Shaerf has served as a director since 2001 and is Chairperson of the Compensation Committee. Mr. Shaerf is currently managing director of AMA Capital Partners LLC (formerly American Marine Advisors), a merchant banking firm exclusively focused on the maritime industry. From 2002 to April 2005, Mr. Shaerf was senior vice president of American Marine Advisors, Inc. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company. From 1980 to 2002, he was a partner of The Commonwealth Group, a shipbrokerage company that specializes in the dry cargo and liner shipping industry. Mr. Shaerf is a director of General Maritime Corporation (NYSE) and Seaspan Corporation (NYSE). Mr. Shaerf also is chairman of New York Maritime Inc. (NYMAR), a not-for-profit trade association formed to promote the New York maritime cluster.

Alexander Smigelski

Mr. Smigelski became a director in June 2007. Mr. Smigelski is a senior partner with Kings Point Capital Partners, a New York-based private equity firm investing in multiple strategies since 2006 and is presently the CEO of its Restaurant Division. Mr. Smigelski previously had a 17-year career on Wall Street primarily with Merrill Lynch. In addition, he is a Master Mariner and was the youngest captain in the Exxon fleet.

PROPOSAL TWO - REAPPOINTMENT AND COMPENSATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In accordance with the Companies Act 1981 of Bermuda, the Company's shareholders have the authority to appoint the Company's independent registered public accounting firm and to authorize the Board to set such firm's fees. The Audit Committee and the Board recommend that shareholders reappoint PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to serve until the 2009 Annual General Meeting of Shareholders and authorize our Board of Directors, acting through the Audit Committee, to set their fees. If shareholders do not reappoint PricewaterhouseCoopers LLP, the Audit Committee and the Board of Directors will reconsider the selection of PricewaterhouseCoopers LLP and make a new proposal for an independent registered public accounting firm.

A representative of PricewaterhouseCoopers LLP is expected to attend the Meeting and will have the opportunity to make a statement and respond to appropriate questions from shareholders at the Meeting.

The Board of Directors recommends that you vote FOR Proposal Two relating to the reappointment and compensation of the Company's independent registered public accounting firm.

AUDIT COMMITTEE REPORT

The following Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this report by reference therein.

On behalf of the Board, the Audit Committee reviews the Company's accounting and financial reporting processes, audits of the Company's annual financial statements and internal control over financial reporting. Management has the primary responsibility for the financial statements and the reporting process. The Company's independent registered public accounting firm is responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements to accounting principles generally accepted in the United States of America. The activities of the Audit Committee are not designed to supersede or alter those responsibilities. Moreover, the Committee's role does not provide any particular assurances with regard to the Company's financial statements, nor does it involve a professional evaluation of the quality of the audits performed by the independent registered public accounting firm.

In overseeing the preparation of the Company's financial statements for the fiscal year ended December 31, 2007, the Audit Committee met with management and the Company's independent registered public accounting firm to review and discuss all financial statements (including the Company's audited financial statements), earnings releases and related SEC filings prior to their issuance and to discuss significant accounting issues. Management advised the Committee that all financial statements were prepared in accordance with generally accepted accounting principles. The Committee's review included discussion with the independent registered public accounting firm of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 *(Communication with Audit Committees)* as amended and adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T.

The Audit Committee has reviewed and discussed with management its assessment and report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its audit and report on the Company's internal control over financial reporting as of December 31, 2007. The Company published these reports in its Annual Report on Form 10-K for the year ended December 31, 2007, which the Company filed with the Securities and Exchange Commission on March 14, 2008.

The Audit Committee, among other things, has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the Independence Standards Board Standard No. 1 *(Independence Discussions with Audit Committees)*, as adopted by the PCAOB in Rule 3600T, and has discussed with PricewaterhouseCoopers LLP matters relating to its independence, including disclosures made to the Committee. The Committee approves all audit and non-audit services to be performed by the independent registered public accounting firm as set forth in the Audit and Non-Audit Services Pre-Approval Policy.

Based upon its reviews and discussions, the Committee recommended to the Board of Directors that the Board of Directors approve the inclusion of the Company's audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission.

Respectfully submitted,

Randee E. Day, Chairperson
John P. Cahill
William P. Harrington
Alexander Smigelski

AUDITOR FEES

Under the Audit and Non-Audit Services Pre-Approval Policy that was adopted by the Audit Committee in June 2005, the Audit Committee must pre-approve all audit and non-audit services provided to the Company by the independent registered public accounting firm. The Policy sets forth the procedures and conditions for pre-approval of these services. The Audit Committee has pre-approved in accordance with its policy the engagement of the independent registered public accounting firm for services relating to the Company's filings with the SEC and certain attest services.

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers LLP for audit and non-audit services rendered to the Company for the years ended December 31, 2007 and 2006. These fees are categorized as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees. The nature of the services provided in each category is described following the table:

	2007	2006
Audit Fees	$1,373,000	$ 598,000
Audit-Related Fees	$ -	$ 581,000
Tax Fees	$ -	$ -
All Other Fees	$ 55,224	$ -
Total Fees	**$1,428,224**	**$1,179,000**

Audit Fees

In 2007, Audit Fees included professional services rendered in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2007, with filing our registration statement on Form S-3 (including comfort letters), the audit of the effectiveness of the Company's internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and reviews of our interim consolidated financial statements for the first, second and third quarters of 2007.

In 2006, Audit Fees included professional services rendered in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2006 and reviews of our interim consolidated financial statements for the first, second and third quarters of 2006.

Audit-Related Fees

In 2006, Audit-Related Fees represented professional services rendered in connection with internal control reviews relating to our Sarbanes Oxley Section 404 compliance readiness for 2007.

All Other Fees

In 2007, All Other Fees included accounting evaluation services unrelated to the audit.

PROPOSAL THREE – AMENDMENTS TO THE COMPANY'S BYE-LAWS TO AUTHORIZE TREASURY SHARES

Shareholders are being asked to consider and approve amendments to the Company's Bye-Laws to permit the Company to hold treasury shares. In accordance with the Companies Act 1981 of Bermuda and Sections 29.1 and 76.1 of our current Bye-Laws, shareholders must approve any amendments to our Bye-Laws by the affirmative vote of a majority of the total number of votes cast at the Meeting. The Board has approved the following amendments to our Bye-Laws, subject to shareholder approval, and recommends approval by the shareholders.

TBS is incorporated in Bermuda, and Bermuda amended the Companies Act 1981, the statute that regulates the corporate affairs of Bermuda companies, in December 2006. These amendments allow Bermuda companies, if authorized by their memorandum of association or bye-laws, to acquire their own shares to be held as treasury shares. Treasury shares generally represent shares that were once traded in the market but which have since been reacquired by the issuing company and are available for cancellation or later re-issuance. Treasury shares are considered to be issued but not outstanding, cannot be voted and accrue no dividends. Under the Companies Act, companies continue to be able to purchase their own shares for cancellation so long as their constitutional documents allow it.

Our Bye-Laws currently permit TBS to purchase our shares but do not expressly permit TBS to hold the repurchased shares in treasury. As a result, any TBS shares purchased or acquired by TBS must be cancelled. The Board believes that having the ability to hold reacquired shares in treasury will afford us valuable corporate finance flexibility under various circumstances and is in the Company's best interests. The proposed amendments to the Bye-Laws (1) add a definition of "Treasury Share," (2) state that the Company may both purchase its own shares for cancellation and acquire them as treasury shares (provided that the number of shares held in treasury does not exceed 10% of the Company's issued share capital), and (3) provide that all rights attaching to treasury shares will be suspended and not exercisable by the Company while such shares are held in treasury and, except where required by law, the treasury shares will be excluded from the calculation of outstanding shares.

The text of these amendments to the Bye-Laws is attached to this Proxy Statement as Appendix A. This summary of the amendments is qualified in its entirety by reference to the text set forth in Appendix A, which text is incorporated by reference herein.

The Board of Directors recommends that shareholders vote FOR Proposal Three to amend the Bye-Laws to authorize the Company to hold treasury shares.

PROPOSAL FOUR – CERTAIN TECHNICAL AMENDMENTS TO THE COMPANY'S BYE-LAWS

Shareholders are being asked to consider and approve certain technical amendments to the Company's Bye-Laws. In accordance with the Companies Act 1981 of Bermuda and Sections 29.1 and 76.1 of our current Bye-Laws, shareholders must approve any amendments to our Bye-Laws by the affirmative vote of a majority of the total number of votes cast at the Meeting. The Board has approved the following amendments to our Bye-Laws, subject to shareholder approval, and recommends approval by the shareholders.

TBS is incorporated in Bermuda, and Bermuda amended the Companies Act 1981, the statute that regulates the corporate affairs of Bermuda companies, in December 2006. These amendments allow Bermuda companies flexibility regarding: (1) use of the company seal; (2) electronic delivery of communications and remote participation in meetings; and (3) company officers required and their titles.

Use of Company Seal

The 2006 amendments to the Companies Act provide that deeds, share certificates and other documents of Bermuda companies no longer need to be executed under seal in order to be effective as a matter of Bermuda law. The Board is proposing amendments to our Bye-Laws to allow the Company to take advantage of these changes to Bermuda law and, thus, give the Company flexibility in its use of the Company seal.

Electronic Delivery of Communications and Remote Participation in Meetings

The 2006 amendments to the Companies Act make it easier for Bermuda companies to use technology for maximum efficiency and convenience. These amendments, unless precluded by a company's bye-laws, allow Bermuda companies to deliver an "electronic record" to shareholders and others, which is delivered by communicating the electronic record through electronic means to an address provided by the recipient for that purpose or through publication on a website. These amendments also permit remote participation in meetings by a company's shareholders and board of directors.

The Board is proposing amendments to our Bye-Laws to allow the Company to take advantage of these amendments to the Companies Act. The Company's ability to deliver materials and communications through electronic means will allow the Company to save the costs of printing and mailing such materials. Permitting participation by our shareholders in general meetings through telephone or other electronic means and participation by our directors in Board meetings through electronic means increases access to those meetings.

Officers Required and Their Titles

Prior to the 2006 amendments to the Companies Act, Bermuda companies were required to have officers with the following specific titles: "President" and "Vice President," or "Chairman" and "Vice Chairman." Following the 2006 amendments, the Companies Act now provides that specific titles are no longer required for officers, except for the title of "Secretary." Moreover, Bermuda companies may now appoint officers in the manner and for the period provided in the company's bye-laws, and such persons need not be directors of the company. The Board is proposing amendments to our Bye-Laws that take advantage of the 2006 amendments and provide the Company with flexibility in determining our officers and the titles that we choose to refer to such officers.

The text of these amendments to the Bye-Laws is attached to this Proxy Statement as Appendix B. This summary of the amendments is qualified in its entirety by reference to the text set forth in Appendix B, which text is incorporated by reference herein.

The Board of Directors recommends that shareholders vote FOR Proposal Four to adopt certain technical amendments to the Company's Bye-Laws.

EXECUTIVE OFFICERS

Set forth below is certain information with respect to our executive officers other than Messrs. Royce and McNelis, whose biographies are included in Proposal One.

Lawrence A. Blatte

Mr. Blatte, age 78, has served as Senior Executive Vice President since March 2005 and served as our corporate legal counsel from our inception until December 31, 2005. In January 2004, Mr. Blatte became Vice Chairman of TBS Shipping Services and in this role provides business development services. Previously, Mr. Blatte practiced law for over 30 years. As a public servant, Mr. Blatte held the position of Mayor of the Village of Lawrence, New York from July 1, 1996 to June 30, 2002, and served as a Trustee of the Village from July 1, 1979 to June 30, 1996.

Ferdinand V. Lepere

Mr. Lepere, age 56, has served as Executive Vice President and Chief Financial Officer since March 2005 and as Executive Vice President of Finance of TBS Shipping Services since January 1995, responsible for all financial, accounting, information systems and administrative matters. Mr. Lepere has over 29 years experience in shipping, most recently from February 1981 to December 1994 with Hapag-Lloyd A.G. as chief financial officer and board member of its American subsidiary. Mr. Lepere is a Certified Public Accountant and holds a Masters Degree in Finance and Accounting.

Martin D. Levin

Mr. Levin, age 59, became our Director – New Shipbuilding Projects in July 2007 in connection with our fleet upgrade and renewal and newbuilding programs. He is a naval architect with specialized experience in dry cargo vessels and vessel construction in Chinese, U.S. and European shipyards. Between November 2003 and June 2007, Mr. Levin was President and sole owner of Martin D. Levin Marine Design LLC, a company providing ship technical management and design consulting services to various commercial ship owners and operators, including TBS Shipping Services Inc. and Roymar Ship Management, Inc. Prior to November 2003, Mr. Levin was Vice President of Marine Design and Operations, Inc. for more than 10 years and responsible for ship design and development, as well as management of new ship construction and conversions.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This section describes our compensation strategy, programs and practices for the following named executive officers listed in the Summary Compensation Table that follows this discussion:

- Joseph E. Royce, President, Chief Executive Officer and Chairman
- Gregg L. McNelis, Senior Executive Vice President, Chief Operating Officer
- Lawrence A. Blatte, Senior Executive Vice President
- Ferdinand V. Lepere, Executive Vice President and Chief Financial Officer
- Martin D. Levin, Director - New Shipbuilding Projects

Objectives and Philosophy of the TBS Compensation Program

The Company is committed to the highest standards of ethics and integrity. We are committed to being responsive to our customers and to providing an environment of excellence for our employees to allow them to discharge their responsibilities in accordance with the highest standards prevalent in the industry. We strive to create an environment of mutual respect, encouragement and teamwork and one that rewards commitment and performance.

Our compensation plan is designed to support our business goals and promote both short-term and long-term growth. More specifically, the goals of the TBS compensation plan are to:

- Attract, retain and motivate a high-caliber executive leadership team;
- Pay competitively and consistently within an appropriately defined market;
- Align executive compensation with shareholder interest; and
- Link pay to individual performance.

Implementing Compensation Objectives

Roles of the Compensation Committee, Management and the Compensation Consultant

In accordance with its charter, the Compensation Committee of our Board of Directors reviews and determines the compensation of the Company's executive officers and reviews with management the Company's overall company compensation structure. The Compensation Committee is composed entirely of independent directors, as defined under applicable NASDAQ listing standards.

In evaluating the performance and determining the compensation of the named executive officers other than our Chief Executive Officer (CEO), the Committee takes into account the recommendations of our CEO. However, the Compensation Committee has final authority with regard to such compensation decisions. The Compensation Committee makes decisions with respect to the CEO's compensation in executive session.

In late 2007, the Compensation Committee retained an executive compensation firm, Steven Hall & Partners, to assist with establishing 2007 annual performance-based cash bonuses and 2008 base salaries for the named executive officers (except for Mr. Levin, whose 2007 performance-based cash bonus and 2008 base salary was recommended by management due to the fact that he joined the Company in July 2007). As described in more detail below, the compensation consultant gathered compensation survey data and provided suggestions regarding additional metrics that might be used to determine annual incentives for the named executive officers. The compensation consultant reports directly to the Compensation Committee and does not perform other services for the Company.

Factors Considered in Determining 2007 Compensation

Factors considered by the Compensation Committee in establishing compensation for the named executive officers are (1) the Company's financial performance, (2) compensation practices of other companies in the maritime industry, and (3) the individual performance of the named executive officers. Based on an analysis of these factors, overall compensation levels for the named executive officers increased during 2007 as compared to 2006.

In setting 2007 named executive officer compensation, the Compensation Committee considered the Company's strong financial performance since its initial public offering and especially during 2007. Specifically, the Compensation Committee considered the Company's growth in earning before interest, taxes, depreciation and amortization or "EBITDA," and the return on shareholders' equity on a twelve-month and longer basis extending over several years. EBITDA is calculated by taking consolidated net income for the period and adding back interest, taxes, depreciation and amortization. EBITDA grew 72.9% or $144.0 million for the full year 2007 from $83.3 million in 2006. Moreover, return on equity grew to 36.2% for the full year 2007 from 19.2% for the full year 2006. While the Compensation Committee considered the Company's strong financial performance, it did not use specific financial targets in determining compensation for the named executive officers.

The second factor considered by the Compensation Committee is the compensation practices of other companies in the maritime industry. The Compensation Committee seeks to make the Company's compensation packages for named executive officers competitive with current practices in our industry. However, neither the Company nor the Compensation Committee believes that establishing compensation levels based solely on peer group levels is appropriate. Thus, the Compensation Committee did not target 2007 compensation for our named executive officers to a specific benchmark. Instead, the Compensation Committee used compensation information from other public companies in the maritime industry as a helpful guide. In addition, we believe that there are no companies in the public arena that present an accurate and direct comparable to the Company since many of the public companies that could be considered as comparables are foreign companies that are not obligated to provide the same disclosure regarding their executive compensation practices. Thus, the Compensation Committee believes that it also is necessary to review, to the extent available, the compensation practices of private companies in the maritime industry since they tend to attract employees with comparable background and skills. The Compensation Committee is aided by the fact that two members of the Compensation Committee are experienced and active in the maritime industry and, thus, are able to establish some of the private company benchmarks.

In setting 2007 base salaries in January 2007, the Compensation Committee gathered compensation data and considered the levels of compensation at the following public companies: Genco Shipping & Trading Ltd., Eagle Bulk Shipping Inc., Quintana Maritime Ltd., Seaspan Corporation, Trailer Bridge, Inc., K-Sea Transportation Partners LP and U.S. Shipping Corporation. As discussed above, in December 2007, the Compensation Committee hired a compensation consultant to assist it in establishing 2007 performance-based cash bonuses and 2008 base salaries. The compensation consultant provided the Compensation Committee with data regarding base salary, total cash compensation (sum of base salary and annual bonus), long-term incentives and total remuneration (sum of total cash compensation and long-term incentives) at the following companies: Genco Shipping & Trading Ltd., Eagle Bulk Shipping Inc., Quintana Maritime Ltd., General Maritime Corporation, GulfMark Offshore, Inc., Horizon Lines Inc., Hornbeck Offshore Services, Inc., K-Sea Transportation Partners L.P. and U.S. Shipping Partners L.P. The data indicated that the compensation paid to the TBS named executive officers was below the median compensation paid by such companies.

The third factor considered by the Compensation Committee was the individual performance of each named executive officer in 2007. The Compensation Committee focuses on each executive's ability to develop and maintain customer relationships, provide a level of service commensurate with the reputation of the Company, deliver a consistent level of performance that sets an industry standard and position the Company for future growth. More specifically:

- The Compensation Committee believes that Mr. Royce continued to perform an outstanding job of Company stewardship during 2007. Mr. Royce was adept at recognizing the vagaries of the shipping market and displaying significant skill in timing of vessel acquisitions and vessel utilization. He was responsible along with Mr. McNelis in generating significant increased revenue from existing customers and expanding the Company's reach into new markets. The Company's strong financial results are a testament to Mr. Royce's leadership and the support he generates from within the Company.

- The Compensation Committee believes that Mr. McNelis served a critical role in maintaining the Company's fleet operations. The fleet has grown significantly and has required much greater oversight and at the same time utilization has remained high and vessel performance has excelled. Mr. McNelis along with Mr. Royce form the backbone of the commercial team, and their work should be recognized when viewed in the light of the Company's exceptional growth.

- The Compensation Committee believes that Mr. Blatte continued the stewardship of the Company's newbuilding program and played a significant role in expanding the Company's banking relationships.

- The Compensation Committee believes that Mr. Lepere performed an outstanding job in relation to his duties. Mr. Lepere worked on expanding the Company's banking relationships and at the same time he simultaneously continued to deliver and provide prompt and accurate reporting, which earned the highest praise from the Company's auditors.

- The Compensation Committee believes that Mr. Levin has significant skills and expertise that enable the Company to maximize the benefits of the current construction program. Mr. Levin also spent significant time in China providing supervisory management for the newbuildings.

Elements Used to Achieve Compensation Objectives

For the year ended December 31, 2007, the principal components of compensation for the Company's named executive officers were:

- Base salary;
- Annual performance-based cash bonus;
- Equity incentives; and
- Perquisites.

Base salary

Base salary is the guaranteed element of a named executive officer's annual cash compensation. The amount of base salary reflects the named executive officer's long-term performance, skill set and the market value of his respective skill set.

The Compensation Committee set 2007 base salaries after considering what other executives with comparable skill sets and responsibilities are paid in the marketplace. As a result, the Compensation Committee increased 2007 base salaries for the named executives 9.3% to 9.4% over 2006 levels to reflect the Compensation Committee's view that the salaries needed to be raised to maintain competitive levels. The base salary paid to Mr. Levin, who joined the Company in July 2007, was based on prevailing market rates.

Performance-based cash bonus

Performance-based cash bonuses are designed to award the named executive officers for their performance and their ability to position the Company in the global market place. The amount of the awards is driven by Company financial performance, individual named executive officer performance and marketplace practices. The annual performance-based bonus is a significant portion of direct cash compensation (salary plus bonus) and can vary significantly from year to year depending especially on the named executive officers' performance and the Company's performance.

As discussed below under "Equity incentive," in 2007 the Compensation Committee decided to emphasize performance-based cash bonuses over equity incentives for Messrs. Royce, McNelis and Blatte because of the levels of their current share ownership in the Company. This consideration, combined with the Compensation Committee's decision to increase overall compensation to named executive officers because of the factors discussed above, resulted in the Compensation Committee awarding Messrs. Royce, McNelis and Blatte significant increases in performance-based cash bonuses compared to 2006. The Compensation Committee initially awarded Mr. Lepere a $500,000 performance-based cash bonus. The Compensation Committee subsequently reevaluated compensation practices for executive officers with similar levels of responsibility in the maritime industry and determined to award Mr. Lepere an additional $150,000 bonus for 2007. Mr. Levin's bonus was in recognition of his performance since joining the Company in July, including his frequent trips to China where the Company's new ships are being built.

Equity incentive

The TBS International Limited 2005 Equity Incentive Plan (the "2005 Plan") was approved by the Company's shareholders and allows the Compensation Committee to grant share options, restricted shares, share units and other forms of equity incentives to employees, including the named executive officers. The Compensation Committee believes that a significant purpose of equity compensation awards is to retain employees since their willingness and desire to stay with the Company and perform at or above their abilities is enhanced by the future vesting of long-term equity compensation awards. The Company has used restricted shares and share units as its primary stock-based compensation vehicles.

During 2007, the Compensation Committee decided not to make new equity incentive awards to Messrs. Royce, McNelis and Blatte, as the Compensation Committee believes that these named executive officers currently have adequate Company share ownership and that any further share awards are not necessary for retention.

This aspect of compensation will however be reviewed on an annual basis, and long-term share grants and other forms of equity incentives will continue to be considered as part our overall compensation package. In 2007, the Compensation Committee initially determined not to grant Mr. Lepere equity incentive awards because Mr. Lepere has 50,000 unvested restricted shares from a 100,000 restricted share grant awarded at the time of our initial public offering in June 2005, and these 50,000 shares will vest in equal installments in June 2008 and June 2009. However, as discussed above, the Compensation Committee subsequently reevaluated compensation practices for executive officers with similar levels of responsibility in the maritime industry and determined to award Mr. Lepere an additional 12,000 restricted shares in 2008, vesting in four equal annual installments beginning on March 1, 2009. The Compensation Committee granted Mr. Levin 15,000 share units in connection with his hiring in July 2007. One-third of these units vest upon the launch of the first vessel built for the Company by China Communications Construction Company Ltd./Nantong Yahua Shipbuilding Co., Ltd. (the "Launch Date"). The remaining share units will vest in two equal installments upon the first and second anniversaries of the Launch Date. This grant was designed to incentivize Mr. Levin in connection with his stewardship of the Company's shipbuilding operations.

Perquisites

Perquisites or other personal benefits are not significant and consist primarily of the payment of life insurance and long-term disability insurance for Messrs. Royce, McNelis and Lepere and an automobile allowance for Messrs. Royce, McNelis, Blatte and Lepere. The Compensation Committee believes the personal benefits are reasonable in amount, and the Compensation Committee included them when considering each named executive officer's overall compensation level.

Severance Plans and Employment Agreements

We have no employment agreements with our named executive officers and have no obligation to pay severance or other enhanced benefits to named executive officers upon termination of their employment or upon a change in control except pursuant to the equity compensation award agreements with Messrs. Lepere and Levin (the only named executive officers with outstanding awards), as described below under "Potential Payments Upon Termination or Change in Control."

2008 Compensation Decisions

In December 2007, the Compensation Committee determined to increase the 2008 base salary for certain named executive officers, as described below.

- Joseph E. Royce, President, Chief Executive Officer, Chairman - $450,000
- Gregg L. McNelis, Senior Executive Vice President, Chief Operating Officer - $400,000
- Lawrence A. Blatte, Senior Executive Vice President - $400,000
- Ferdinand V. Lepere, Executive Vice President and CFO - $365,000

The 8.6% to 8.9% increases in base salaries over 2007 levels reflect the Compensation Committee's view that the salaries needed to be raised to maintain competitive levels. The base salary for Martin D. Levin, Director - New Shipbuilding Projects, remained at $200,000 in light of the fact that Mr. Levin joined the Company in July 2007.

Equity Grant Policy

In April 2008, the Compensation Committee approved amendments to its policy regarding its granting practices with respect to equity awards in Company shares (the "Policy"). The amended Policy provides that the grant date for awards of Company securities will be the date of Compensation Committee approval or, if such day is not a NASDAQ trading day, the next NASDAQ trading day. The Policy also provides that, if the Compensation Committee approves such awards by unanimous written resolution, the date of approval (and thus the grant date) will be the date that the last Committee member signs the resolution. The Policy notes that the Compensation Committee strives to award any annual restricted share and share unit awards to directors, employees and consultants during the fourth quarter of the fiscal year and that the Compensation Committee does not time grants in relation to the Company's announcement of material non-public information.

Tax Considerations

Section 162(m) of the Internal Revenue Code disallows corporate tax deductions for compensation in excess of $1.0 million paid to certain of the highest paid officers of the Company unless such compensation is deemed performance-related within the meaning of Section 162(m). The Compensation Committee does not believe that the provisions of Internal Revenue Code Section 162(m) relating to the deductibility of compensation paid to these officers will limit the deductibility of compensation expected to be paid by the Company. The Compensation Committee will continue to evaluate the impact of such provisions and take such actions as it deems appropriate, including the payment of compensation under circumstances where Internal Revenue Code Section 162(m) may limit the deductibility of such compensation.

Report of the Compensation Committee

The Compensation Committee of the Board of Directors is responsible for reviewing, approving and overseeing the Company's compensation plans and practices. Management has the primary responsibility for the Company's financial statements and reporting process, including the disclosure of executive compensation. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and is satisfied that the Compensation Discussion and Analysis fairly and completely represents the philosophy, intent, and actions of the Compensation Committee with regard to executive compensation. Accordingly, based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the Securities and Exchange Commission.

Respectfully submitted,

Peter S. Shaerf, Chairperson
John P. Cahill
William P. Harrington
Alexander Smigelski

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
Joseph E. Royce	2007	400,000	1,500,000	-	41,444	1,941,444
President, Chief Executive Officer, Chairman of the Board	2006	375,000	375,000	-	30,281	780,281
Gregg L. McNelis	2007	350,000	1,500,000	-	23,942	1,873,942
Senior Executive Vice President, Chief Operating Officer	2006	325,000	325,000	-	-	650,000
Lawrence A. Blatte	2007	350,000	1,500,000	-	19,909	1,869,909
Senior Executive Vice President	2006	325,000	325,000	-	-	650,000
Ferdinand V. Lepere	2007	315,000	650,000	250,000	23,975	1,238,975
Executive Vice President, Chief Financial Officer	2006	295,000	295,000	250,000	10,514	850,514
Martin D. Levin (3)	2007	99,187	125,000	95,303	-	319,490
Director - New Shipbuilding Projects	2006	-	-	-	-	-

(1) The value reported for Stock Awards is the aggregate cost recognized in the Company's financial statements for such awards for the fiscal year (which includes awards granted in prior years for which the Company recognized expense during 2007). The costs for awards made during 2007 and 2006 are determined in accordance with Financial Accounting Standard ("FAS") No. 123(R), disregarding adjustments for forfeiture assumptions. The assumptions for making the valuation determinations are set forth in the footnote captioned "Stock-Based Compensation" to our financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(2) All Other Compensation for 2007 includes the following: Mr. Royce – $26,146 for life insurance and $14,424 for automobile-related reimbursements; Mr. McNelis – $10,430 for life insurance and $12,159 for automobile-related reimbursements; Mr. Blatte – $19,909 in automobile-related reimbursements; and Mr. Lepere – $6,300 for life insurance and $17,451 for automobile-related reimbursements. Messrs. Royce, McNelis and Lepere also received certain amounts for disability insurance.

(3) Mr. Levin joined the Company in July 2007, and Salary for 2007 is based on his annual salary of $200,000.

Grants of Plan-Based Awards in Fiscal 2007

The following table provides information with respect to equity awards to the named executive officers during fiscal 2007. All such awards were made under the TBS International Limited 2005 Equity Incentive Plan.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold (#)	Target (#)	Maximum (#)		
Joseph E. Royce	-	-	-	-	-	-
Gregg L. McNelis	-	-	-	-	-	-
Lawrence A. Blatte	-	-	-	-	-	-
Ferdinand V. Lepere	-	-	-	-	-	-
Martin D. Levin	8/20/2007	-	15,000 (1)	-	-	467,850 (2)

(1) No shares, units or options were awarded to named executive officers, other than Mr. Levin, during 2007. In August 2007, Mr. Levin was awarded 15,000 share units. One-third of these units will vest upon the launch of the first vessel built for the Company by China Communications Construction Company Ltd./Nantong Yahua Shipbuilding Co., Ltd. (the "Launch Date"). The remaining units will vest in two equal installments upon the first and second anniversaries of the Launch Date.

(2) This amount represents the full grant value of the share units awarded to Mr. Levin.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table provides information with respect to outstanding equity awards held by the named executive officers as of December 31, 2007.

Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
Joseph E. Royce	-	-	-	-
Gregg L. McNelis	-	-	-	-
Lawrence A. Blatte	-	-	-	-
Ferdinand V. Lepere	50,000 (2)	1,653,000	-	-
Martin D. Levin	-	-	15,000 (3)	495,900

(1) The market value is based on the closing price of the Company's Class A common shares of $33.06 traded on the NASDAQ Global Select Market under the symbol "TBSI" on December 31, 2007.

(2) 100,000 restricted shares were granted to Mr. Lepere in connection with our initial public offering in June 2005 and vest in four equal annual installments beginning on the first anniversary of the grant date.

(3) One-third of these restricted share units will vest upon the Launch Date. The remaining restricted share units will vest in two equal installments upon the first and second anniversaries of the Launch Date.

Shares Vested in Fiscal Year 2007

The following table shows information about restricted shares that vested during 2007.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Joseph E. Royce	-	-	-	-
Gregg L. McNelis	-	-	-	-
Lawrence A. Blatte	-	-	-	-
Ferdinand V. Lepere	-	-	25,000	710,000
Martin D. Levin	-	-	-	-

(1) Part of a 100,000 restricted share award made in June 2005 at the time of our initial public offering. The market value is based on $28.40, the closing price on June 29, 2007, of the Company's Class A common shares, which are traded on the NASDAQ Global Select Market under the symbol "TBSI."

Potential Payments Upon Termination or Change in Control

The Company has no employment agreements with our named executive officers and has no obligation to pay severance or other benefits to named executive officers upon termination of their employment except in connection with Mr. Lepere's unvested restricted shares and Mr. Levin's unvested restricted share units, as described below.

Mr. Lepere has 50,000 unvested restricted shares granted under the 2005 Plan that will vest in two equal installments in June 2008 and June 2009. In addition, Mr. Levin has 15,000 unvested restricted share units granted under the 2005 Plan. As of December 31, 2007, Mr. Lepere's unvested restricted shares would have continued to vest on each vesting date upon termination of employment by the Company without Cause or if there had been a Change in Control of the Company. However, Mr. Lepere's unvested restricted shares would have been forfeited upon termination of employment for any other reason. As of December 31, 2007, the treatment of Mr. Levin's unvested restricted share units upon termination of employment or a Change in Control was not specified. On a hypothetical basis, assuming that on the last business day of our fiscal year there had been a termination of employment by the Company without Cause or if there had been a Change in Control, the dollar value of Mr. Lepere's unvested restricted shares that would have continued to vest would have been $1,653,000 (based on the closing price of the Company's common shares of $33.06 on December 31, 2007). Mr. Levin's unvested restricted share units were not automatically entitled to continued or accelerated vesting at December 31, 2007. Subsequently, in March 2008, the Compensation Committee amended these unvested awards to provide that these awards will automatically vest if the grantee's employment is terminated other than for Cause (including following a Change in Control) or if the grantee voluntarily terminates his employment for Good Reason.

For purposes of the 2005 Plan,

- "Cause" generally means as the term is defined in the participant's employment agreement or, if the participant does not have an employment agreement, then: (1) any act or omission that constitutes a material breach by the participant of any agreement with the Company; (2) the willful and continued failure or refusal of the participant substantially to perform the duties required of him or her as a Company employee or performance significantly below the level required or expected of the participant, as determined by the Compensation Committee; (3) any willful violation of any federal or state law or regulation applicable to the Company's business or the participant's commission of any felony or other crime involving moral turpitude, or any willful perpetration by the participant of a common law fraud; or (4) any other misconduct by the participant that is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, the Company.
- "Change in Control" generally means: (1) the sale or disposition of all or substantially all of the Company's assets to any person or group other than the holders of the common shares immediately prior to the initial public offering or any of their respective affiliates, or (2) if any person or group (in each case, other than the holders of the common shares immediately prior to the initial public offering or any of their respective affiliates) is or becomes the beneficial owner of more than 50% of the total voting power of the voting shares of the Company, including by way of merger, amalgamation, consolidation or otherwise.
- "Good Reason" generally means as the term is defined in the participant's employment agreement or, if the participant does not have an employment agreement, then a failure by the Company, its affiliates and its subsidiaries to pay material compensation due and payable to the participant in connection with his employment.

Equity Compensation Plans

The table below sets forth information about the shares authorized for issuance under the Company's equity compensation plans (2005 Plan and 2005 Employee Share Purchase Plan) as of December 31, 2007.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	65,000	$-	3,101,000 (1)
Equity compensation plans not approved by security holders	-	-	-
Total	**65,000**	**$-**	**3,101,000**

(1) The number of securities remaining available for future issuance under equity compensation plans approved by security holders consists of 1,801,000 Class A common shares issuable under our 2005 Plan and 1,300,000 Class A common shares issuable under our 2005 Employee Share Purchase Plan.

SHARE OWNERSHIP

On April 25, 2008, TBS had issued and outstanding 14,448,996 Class A common shares, each of which entitles the holder to one vote, and 13,404,461 Class B common shares, each of which entitles the holder to one-half of a vote. The holders of Class A common shares may convert their Class A common shares into Class B common shares, and the holders of Class B common shares may convert their Class B common shares into Class A common shares, at any time. Moreover, the Class B common shares will automatically convert into Class A common shares upon transfer to any person other than another holder of Class B common shares, as long as the conversion does not cause TBS to become a controlled foreign corporation or if the Class A common shares cease to be regularly traded on an established securities market for purposes of Section 883 of the Internal Revenue Code. Ownership in the tables below consists of sole voting and investment power, except as indicated in the notes below and except to the extent shared with the person's spouse.

SECURITY OWNERSHIP OF DIRECTORS, DIRECTOR NOMINEES AND MANAGEMENT

The following table provides certain information, as of April 25, 2008, as to the beneficial ownership of the Class A and Class B common shares of TBS for (a) each director and director nominee, (b) each named executive officer identified in the Summary Compensation Table under "Executive Compensation" and (c) the directors and executive officers of TBS as a group. The executive officers, directors, and director nominees of TBS directly and beneficially own 59.5% of the collective issued and outstanding Class A and Class B common shares of TBS. The officers and directors of TBS directly and beneficially have sole or shared voting power of 50.4% of the total voting power of TBS's issued and outstanding Class A and Class B common shares.

	Common Shares Beneficially Owned by Directors, Director Nominees and Management			
Name	Class A	%	Class B	%
Joseph E. Royce (1)	3,577,306	24.8%	8,152,289	60.8%
Gregg L. McNelis (2)	637,615	4.4%	2,412,153	18.0%
Lawrence A. Blatte (3)	11,913	*	477,899	3.6%
Ferdinand V. Lepere (4)	25,000	*	-	-
James W. Bayley (5)	467,939	3.2%	796,268	5.9%
Randee E. Day (6)	6,000	*	-	-
Peter S. Shaerf (6)	6,000	*	-	-
William P. Harrington (6)	6,000	*	-	-
John P. Cahill (6)	2,500	*	-	-
Alexander Smigelski (6)	2,500	*	-	-
Martin D. Levin	-	-	-	-
All executive officers, directors and director nominees as a group (11 persons): (4)	4,742,773	32.8%	11,838,609	88.3%

* Less than one percent.

(1) Common shares beneficially owned include 1,146,472 Class B common shares held by Mr. Royce, 1,095,726 Class B common shares held by Mr. Royce's spouse, Elaine M. Royce, 1,719,287 Class B common shares held by the Joseph E. Royce 2006 Qualified Grantor Retained Annuity Trust (GRAT), 1,770,032 Class B common shares held by the Elaine M. Royce 2006 Qualified GRAT, 1,446,208 Class A and 546,786 Class B common shares held by the Joseph E. Royce 2005 Irrevocable Trust, 1,446,208 Class A and 546,786 Class B common shares held by the Elaine Royce 2005 Irrevocable Trust, and 684,890 Class A and 1,327,200 Class B common shares held by Treetops Holdings, LLC. Treetops is jointly owned by The Jeanine Royce 1997 Trust and The Laura Royce 1997 Trust. Mr. Royce is trustee of the Joseph Royce 2006 GRAT and Mrs. Royce is trustee of the Elaine Royce 2006 GRAT. Each has sole voting and investment power over the shares each indirectly owns. Mrs. Royce is a co-trustee of each of the Royce 1997 Trusts and has sole investment power over the shares she indirectly owns. Mr. and Mrs. Royce disclaim beneficial ownership of the shares indirectly owned by the Royce 1997 Trusts. The address for Mr. Royce is care of TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710.

(2) Includes 150,710 Class A and 835,294 Class B common shares held by Mr. McNelis, 101,141 Class B common shares held by Mr. McNelis's spouse, Susanne McNelis, 43,347 Class A and 84,000 Class B common shares held by the Gregg L. McNelis Jr. 2004 Irrevocable Trust, 43,347 Class A and 84,000 Class B common shares held by the Diana McNelis 2004 Irrevocable Trust, 43,347 Class A and 84,000 Class B common shares held by the Brandon McNelis 2004 Irrevocable Trust, 178,432 Class A and 243,267 Class B common shares held by the Gregg L. McNelis 2005 Irrevocable Trust and 178,432 Class A and 243,267 Class B common shares held by the Susanne E. McNelis 2005 Irrevocable Trust, 368,592 Class B common shares held by the Gregg L. McNelis 2006 Qualified GRAT and 368,592 Class B common shares held by the Susanne E. McNelis 2006 Qualified GRAT. Mr. McNelis's spouse, Susanne McNelis, is the trustee of each of the McNelis Trusts, except for the Gregg McNelis GRAT, and has voting and investment power over the shares owned by the trusts for which she is trustee. Mr. McNelis is trustee of the Gregg McNelis GRAT and has voting and investment power over the shares it owns. Mr. and Mrs. McNelis disclaim beneficial ownership of the shares held by the McNelis Trusts, except the Gregg McNelis GRAT and the Susanne McNelis GRAT. The address for Mr. McNelis is care of TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710.

(3) Includes 124,189 Class B common shares held by the Lawrence A. Blatte 2006 Qualified GRAT and 127,128 Class B common shares held by the Barbara H. Blatte 2006 Qualified GRAT. Mr. Blatte is trustee of the Lawrence Blatte GRAT, and Mrs. Blatte is trustee of the Barbara Blatte GRAT. Each has sole voting and investment power over the shares each indirectly owns. The address for Mr. Blatte and Mrs. Blatte is 198 Harbor View North, Lawrence, NY 11559.

(4) Excludes 50,000 Class A common shares granted to Mr. Lepere in 2005 pursuant to the 2005 Plan and vesting in equal installments in June 2008 and June 2009.

(5) Includes 467,939 Class A and 796,268 Class B common shares held by Standcrown Limited. Mr. Bayley is the beneficial owner of Standcrown and has voting and investment power over the shares it owns. The address for Mr. Bayley and Standcrown is care of Globe Maritime Limited, 5th Floor, St. Magnus House, 3 Lower Thames Street, London EC3R 6HE, United Kingdom.

(6) Includes 2,500 restricted Class A common shares issued to each non-employee director that will vest at the 2008 Annual General Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

To the Company's knowledge, the following individuals and institutions were beneficial owners of 5% or more of the outstanding common shares on December 31, 2007, unless otherwise noted.

	Common Shares Beneficially Owned			
Name	Class A	%	Class B	%
Treetops Holdings LLC (1)	684,890	4.7%	1,327,200	9.9%
Goldman Sachs Asset Management LP (2)	979,985	6.8%	-	-
Alkis N. Meimaris (3)	299,600	2.1%	609,888	4.5%

(1) Based on information contained in the Schedule 13G filed on February 14, 2006, by Treetops Holdings LLC and Tara C. DeMakes as managing member of Treetops Holdings LLC. Includes 684,890 Class A and 1,327,200 Class B common shares held by Treetops. Mrs. DeMakes is a co-trustee of each of the Royce Trusts and has voting power, but not investment power, over the shares they indirectly own through Treetops. Mrs. DeMakes is also manager of Treetops. Mrs. DeMakes disclaims beneficial ownership of the shares indirectly owned by the Royce 1997 Trusts and the shares held by Treetops. The address for Treetops Holdings LLC is care of TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710.

(2) Based on information contained in a Schedule 13G filed on February 1, 2008, by Goldman Sachs Asset Management LP ("Goldman"), Goldman has sole voting power relative to 770,712 Class A shares and sole dispositive power relative to 946,885 Class A shares. The address for Goldman is 32 Old Slip, New York, NY 10005.

(3) Based on information contained in an amendment to Schedule 13G and reflecting the Company's knowledge of a subsequent sale of 50,000 Class A common shares made in April 2008. The address for Alkis N. Meimaris is 9708 Erica Court, Boca Raton, FL 33496.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, requires the Company's officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC.

Based on a review of documents in the Company's possession, and on written representations from the Company's officers and directors, we believe that during fiscal year 2007, all persons filed on a timely basis all reports required by Section 16(a) of Exchange Act, with the exception of the following late reports, each of which was due to administrative error: (1) one Form 4 by each of Ms. Day and Messrs. Harrington, Levin, Pittella and Schaerf each reporting one transaction; and (2) one Form 3 by each of Messrs. Cahill, Levin and Smigelski regarding their initial holdings of Company shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions

The Compensation Committee of the Board is responsible for the review, approval or ratification of related person transactions between the Company and related persons. Under the Securities and Exchange Commission's rules, a related person is anyone who is or has been a director, director nominee, executive officer or greater-than-5% shareholder of the Company since the beginning of the last fiscal year and his or her immediate family members. In 2007, the Compensation Committee reviewed the related person transactions described below. Each of these related person transactions, as further described below, is subject to, and has been approved or ratified by, the Compensation Committee under the written policy described below.

Messrs. Joseph E. Royce, Gregg L. McNelis, Lawrence A. Blatte and James W. Bayley collectively beneficially own approximately 59.4% of our issued and outstanding common shares. Each of these individuals is also a principal of and, together with Alkis N. Meimaris who retired from the Company effective January 1, 2006, control TBS Commercial Group Ltd. ("TBS Commercial Group") and Beacon Holding Ltd. ("Beacon"). Messrs. Royce, McNelis, Blatte, Bayley and Meimaris own 31%, 15%, 9%, 36% and 9%, respectively, of each of TBS Commercial Group and Beacon. We have established long-term commercial and operational relationships with other commercial agency service companies that are located in various overseas ports in which we conduct our business. The majority of these companies are wholly- or partly-owned direct or indirect subsidiaries of either TBS Commercial Group or Beacon. We believe that the transactions described below are on terms no less favorable than those that could be obtained pursuant to arm's-length negotiations with independent third parties. Under the arrangements with these commercial agents, we generally pay a commission on freight revenue booked by the agent, which commission is based upon market rates, and on certain freights where they attend to the receivers of the cargo. Under the arrangements with the ship agents, we pay port agency fees to the agents for attending vessels while in port, which fees also are based on market rates for such services. For the year ended December 31, 2007, we paid TBS Commercial Group and Beacon approximately $7.1 million for commercial agency services and approximately $1.0 million in port agency fees.

Globe Maritime Limited, owned by James W. Bayley and for which he serves as Managing Director, occasionally acts as a broker for chartering and vessel sales and purchases, which commissions are based upon market rates. For the year ended December 31, 2007, we paid Globe Maritime Limited $465,845, including $207,864 in commission payments, $201,894 in management fees and $56,087 in other office expenses.

The Company performs all of its operational functions through two subsidiary management companies: Roymar Ship Management, Inc. ("Roymar") provides technical ship management (obtaining crews, coordinating maintenance and repairs, drydocking, etc.) and TBS Shipping Services provides commercial and operational management including arranging insurance, claims processing, general administrative services and port agent services. Roymar and TBS Shipping Services maintain an office in Yonkers, New York that is leased from Joseph E. Royce, our Chairman and Chief Executive Officer. For the year ended December 31, 2007, we made payments to Mr. Royce under this lease of $240,000. On January 1, 2008, TBS Shipping Services entered into a new lease with Mr. Royce regarding this property. The new lease provides for monthly rent of $20,000 with a one-year term and five renewal option periods of one year each.

Martin D. Levin, the Company's Director - New Shipbuilding Projects, is President and sole owner of Martin D. Levin Marine Design LLC, a company providing ship technical management and design consulting services to various commercial ship owners and operators, including TBS Shipping Services and Roymar. During 2007 and in advance of Mr. Levin becoming an employee of the Company in July, the Company paid consulting fees in the amount of $243,921 to Martin D. Levin Marine Design LLC for such services.

POLICY ON TRANSACTIONS AND ARRANGEMENTS WITH RELATED PERSONS

The Company has adopted a written policy for approval of transactions, arrangements and relationships between the Company and the Company's directors, director nominees, executive officers, greater-than-5% shareholders, and their immediate family members where the amount involved exceeds $100,000. The policy also includes the approval of transactions and arrangements between the Company and entities owned or controlled by the Company's executive officers and directors, including any affiliated service companies, regardless of the amount.

The policy provides that the Compensation Committee reviews certain transactions subject to the policy and determines whether or not to approve or ratify those transactions. In doing so, the Compensation Committee takes into account, among other things, whether the transaction is on terms that are no less favorable to the Company than terms generally available to an unaffiliated third party under similar circumstances and the extent of the related person's interest in the transaction.

The Compensation Committee has considered and adopted standing pre-approvals under the policy for certain limited transactions with related persons that meet specific criteria. Information on transactions subject to pre-approval is provided to the Audit Committee at its next regularly scheduled meeting. Pre-approved transactions are limited to:

- executive officers' compensation that is subject to required proxy statement disclosure and Compensation Committee approval;
- director compensation that is subject to required proxy statement disclosure;
- employment and compensation relationships that are subject to Compensation Committee or other specified internal management approvals and that, in the case of executive officers, are subject to required proxy statement disclosure;
- certain transactions with other companies and certain charitable contributions that do not exceed the greater of $200,000 or 5% of the other company's or non-profit organization's total annual receipts;
- transactions where all shareholders receive proportional benefit; and
- transactions involving banking related services.

OTHER MATTERS

Management knows of no other matters that will be brought before the Meeting, but if such matters are properly presented, the proxies solicited hereby will be voted in accordance with the judgment of the persons holding such proxies.

AVAILABILITY OF ANNUAL REPORT ON FORM 10-K TO SHAREHOLDERS

The Company's Annual Report to Shareholders for the year ended December 31, 2007 accompanies this Proxy Statement. TBS will provide to any shareholder, upon written request and without charge, a copy of the Company's most recent Annual Report on Form 10-K, including the financial statements, as filed with the SEC. All requests for such reports should be directed to Investor Relations, Capital Link, Inc. 230 Park Avenue, Suite 1536, New York, NY 10169, Tel: (212) 661-7566, E-mail: nbornozis@capitallink.com. In accordance with Section 84 of the Companies Act 1981 of Bermuda, the Company's audited financial statements for the fiscal year ended December 31, 2007, will be laid before the Meeting.

SHAREHOLDER PROPOSALS FOR 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

In accordance with Rule 14a-8 of the Exchange Act, proposals of TBS's shareholders intended to be presented for consideration at the 2009 Annual General Meeting of Shareholders must be received by the Company no later than January 5, 2009, in order to be included in the proxy statement and form of proxy of the Company relating to that meeting. Such proposals should be sent to TBS International Limited, Commerce Building, Chancery Lane, Hamilton HM 12, Bermuda. To be included in the proxy statement, the proposal must comply with the requirements as to form and substance established by the SEC, and must be a proper subject for shareholder action under Bermuda law.

In addition, the Company's Bye-Laws provide notice procedures for shareholders to propose persons for election to the Board, without seeking to have the proposal included in TBS's proxy statement pursuant to Rule 14a-8 under the Exchange Act. If a shareholder desires to propose a candidate for election to the Board of Directors at the 2009 Annual General Meeting of Shareholders, we must receive notice from the shareholder no later than May 18, 2009, or not less than 10 days prior to the 2009 Annual General Meeting of Shareholders, whichever deadline occurs earlier. Proposals of candidates for election to the Board also must satisfy other requirements set forth in the Bye-Laws. Please deliver any such proposal to TBS International Ltd., Commerce Building, Chancery Lane, Hamilton HM 12, Bermuda, with a copy to our subsidiary at TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710.

Shareholders also may submit proposals on matters appropriate for shareholder action at the 2009 Annual General Meeting of Shareholders in accordance with Sections 79 and 80 of the Companies Act 1981 of Bermuda. To properly submit such a proposal, either at least 100 shareholders or any number of shareholders who represent at least 5% of the voting rights of our voting shares must notify us in writing of their intent to submit a proposal. In accordance with Bermuda law, any such shareholder proposal must generally be received by us no later than six weeks prior to the annual general meeting date in order to be circulated to shareholders by us. These requirements are separate from and in addition to the other requirements a shareholder must meet to have a proposal included in our proxy materials. Please deliver any such proposal to TBS International Ltd., Commerce Building, Chancery Lane, Hamilton HM 12, Bermuda, with a copy to our subsidiary at TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710.

By order of the Board of Directors

/s/ J. E. Faries

J. E. FARIES
Corporate Secretary

May 5, 2008

APPENDIX A

PROPOSAL THREE - AMENDMENTS TO THE COMPANY'S BYE-LAWS TO AUTHORIZE TREASURY SHARES

Proposal Three regarding authorizing treasury shares proposes to amend the Company's Bye-Laws as follows:

1. **In Bye-Law 1.1, by inserting the following definition in alphabetical order:**

Treasury Share	a share of the Company that was or is treated as having been acquired and held continuously by the Company since it was so acquired and has not been cancelled.

2. **In Bye-Law 3, by inserting the underlined text as follows:**

The Company may purchase its own shares for cancellation or acquire them as Treasury Shares provided that the amount of shares held in treasury shall not exceed ten percent of the Company's issued share capital in accordance with the provisions of the Act on such terms as the Board shall think fit. The Board may exercise all the powers of the Company to purchase all or any part of its own shares in accordance with the Act.

3. **By adding the following as new Bye-Law 4.9:**

All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.

APPENDIX B

PROPOSAL FOUR - OTHER AMENDMENTS TO THE COMPANY'S BYE-LAWS

The text below is the portion of the Company's Bye-Laws proposed to be amended by Proposal Four regarding technical amendments to the Bye-Laws.

USE OF THE COMPANY SEAL

1. In Bye-Law 8.1, by inserting the underlined text as follows:

Every Member shall be entitled to a certificate under the common seal of the Company or bearing the signature (or a facsimile thereof) of a person authorized to sign specifying the number and, where appropriate, the class of shares held by such Member and whether the same are fully paid up and, if not, specifying the amount paid on such shares. The Company's Chief Executive Officer and Chief Financial Officer, and such other Directors and Officers as the Board shall determine, shall be authorized to sign any certificate. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on share certificates may be printed thereon or affixed by mechanical means.

2. In Bye-Law 45.1 (sections (e) and (j)), by deleting the struck-through text and inserting the underlined text as follows:

(e) by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney. ~~Such attorney may, if so authorised under the seal of the Company, execute any deed or instrument under such attorney's personal seal with the same effect as the affixation of the seal of the Company;~~

(j) authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company.

3. In Bye-Law 63, by deleting the struck-through text and inserting the underlined text as follows:

63.1 The ~~seal of the~~ Company ~~shall be~~ may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda.

63.2 ~~The~~ A seal ~~of the Company shall~~ may, but need not be affixed to any deed, instrument ~~except~~, share certificate or document, and if the seal is to be affixed thereto, it shall be attested by the signature of ~~a Director and the Secretary or any two Directors, or any person appointed~~ (i) any Director, or (ii) any Officer, or (iii) the Secretary, or (iv) any person authorised by the Board for that purpose~~, provided that any Director, Officer or Resident Representative, may affix the seal of the Company attested by such Director, Officer or Resident Representative's signature to any authenticated copies of these Bye-laws, the incorporating documents of the Company, the minutes of any meetings or any other documents required to be authenticated by such Director, Officer or Resident Representative.~~

63.3 A Resident Representative may, but need not, affix the seal of the Company to certify the authenticity of any copies of documents.

ELECTRONIC DELIVERY OF COMMUNICATIONS AND REMOTE PARTICIPATION IN MEETINGS

1. In Bye-Law 24, by deleting the struck-through text and inserting the underlined text as follows:

24. GIVING NOTICE AND ACCESS

24.1 A notice may be given by the Company to any Member either (i) by delivering it to such Member in person; or (ii) by sending it by letter mail or courier to such Member's address in the Register of Members~~ or to such other address~~; or (iii) by transmitting it by electronic means (including facsimile and electronic mail but not telephone) in accordance with such directions as may be given by such Member to the Company for ~~the purpose. For the purposes of this Bye-law, a notice may be sent by letter mail, courier service, cable, telex, telecopier, facsimile, electronic mail or other mode of representing words in a legible form~~ such purpose; or (iv) in accordance with Bye-law 24.6.

24.3 Save as provided by Bye-law 24.4, any notice (save for one delivered in accordance with Bye-law 24.6) shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, at the time when it was posted, delivered to the courier or ~~to the cable company or~~ transmitted by ~~telex, facsimile,~~ electronic ~~mail, or such other method as the case may be~~ means.

24.6 Where a Member indicates his consent (in a form and manner satisfactory to the Board) to receive information or documents by accessing them on a website rather than by other means, the Board may deliver such information or documents by notifying the Member of their availability and including therein the address of the website, the place on the website where the information or document may be found, and instructions as to how the information or document may be accessed on the website.

24.7 In the case of information or documents delivered in accordance with Bye-law 24.6, service shall be deemed to have occurred when (i) the Member is notified in accordance with that Bye-law; and (ii) the information or document is published on the website.

2. In Bye-Law 26.1, by deleting the struck-through text and inserting the underlined text as follows:

Members may participate in any general meeting by ~~means of~~ such ~~telephone,~~ electronic ~~or other communication facilities~~ means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

3. By adding the following as new Bye-Law 29.4:

In the event that a Member participates in a general meeting by telephone or electronic means, the chairman of the meeting shall direct the manner in which such Member may cast his vote on a show of hands.

4. In Bye-Law 30, by inserting the underlined text as follows:

30.2 Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares (including, without limitation, the rights and restrictions referred to in Bye-law 4), every person present at such meeting shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Members are present by telephone or electronic means, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

30.4 Where a vote is taken by poll, each person physically present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialed or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone or electronic means shall cast his vote in such manner as the chairman shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by a committee of not less than two Members or proxy holders appointed by the chairman for the purpose and the result of the poll shall be declared by the chairman.

5. In Bye-Law 54, by deleting the struck-through text and inserting the underlined text as follows:

A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director verbally (in person or by telephone) or otherwise communicated or sent to such Director by post, ~~cable, telex, telecopier, facsimile,~~ electronic ~~mail~~ means or other mode of representing words in a ~~legible~~ visible form at such Director's last known address or in accordance with any other ~~address~~ instructions given by such Director to the Company for this purpose.

6. In Bye-Law 55, by deleting the struck-through text and inserting the underlined text as follows:

55. ELECTRONIC PARTICIPATION IN MEETINGS ~~BY TELEPHONE~~

Directors may participate in any meeting ~~of the Board~~ by ~~means of~~ such ~~telephone,~~ electronic ~~or other communication facilities~~ means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

OFFICERS REQUIRED AND THEIR TITLES

1. In Bye-Law 20, by inserting the underlined text as follows:

The annual general meeting of the Company shall be held in each year (other than the year of incorporation) at such time and place as the President or the Chairman (if any) or the Board shall appoint.

2. In Bye-Law 21, by inserting the underlined text as follows:

The President or the Chairman (if any) or the Board may convene a special general meeting of the Company whenever in their judgment such a meeting is necessary.

3. In Bye-Law 28, by deleting the struck-through text and inserting the underlined text as follows:

Unless otherwise agreed by a majority of those attending and entitled to vote thereat, the Chairman, if there be one, and if not the President, if there be one, shall act as chairman at all meetings of the Members at which such person is present. In their absence, ~~the Deputy Chairman or Vice President, if present, shall act as chairman and in the absence of all of them~~ a chairman shall be appointed or elected by those present at the meeting and entitled to vote.

4. In Bye-Laws 47 and 48, by deleting the struck-through text and inserting the underlined text as follows:

~~47. OFFICERS~~

~~The Officers shall consist of a President and a Vice President or a Chairman and a Deputy Chairman, a Secretary and such additional Officers as the Board may determine all of whom shall be deemed to be Officers for the purposes of these Bye-laws.~~

47. ~~48.~~ APPOINTMENT OF OFFICERS

The Board ~~shall appoint a President and Vice President or a Chairman and Deputy Chairman who shall be Directors. The Secretary (and additional Officers, if any)~~ may appoint such officers (who may or may not be Directors) as the Board may determine.

48. APPOINTMENT OF SECRETARY

The Secretary shall be appointed by the Board from time to time.

5. **In Bye-Law 58, by deleting the struck-through text and inserting the underlined text as follows:**

Unless otherwise agreed by a majority of the Directors attending , the Chairman, if there be one, and if not, the President, if there be one, shall act as chairman at all meetings of the Board at which such person is present. In their absence the Deputy Chairman or Vice President, if present, shall act as chairman and in the absence of all of them a chairman shall be appointed or elected by the Directors present at the meeting.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC Mail Processing Section MAY 06 2008 Washington, DC 101

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-51368

TBS INTERNATIONAL LIMITED
(Exact name of registrant as specified in its charter)

Bermuda	**98-0225954**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

Commerce Building,
Chancery Lane,
Hamilton HM 12, Bermuda
(Address of principal executive offices)
(441) 295-9230
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common shares, par value $0.01	The NASDAQ Global Select Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer or a smaller reporting company in Rule 12b-2 of the Exchange Act check one):

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-accelerated Filer ☐ (Do not check if a smaller reporting company)
Smaller Reporting Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates was $311 million on June 30, 2007, based upon the last reported sales price of such stock on the NASDAQ Global Select Market on that date.

As of March 12, 2008, the registrant had outstanding 14,350,996 Class A common shares, par value $0.01 per share, and 13,404,461 Class B common shares, par value $0.01 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2008 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the end of the fiscal year ended December 31, 2007, are incorporated in Part III to the extent described herein.

TBS INTERNATIONAL LIMITED
2007 FORM 10-K
Table of Contents

		Page
	PART I	
Item 1	Business	
	A Overview	4
	B Our Business Strategy	7
	C Fleet Overview	8
	D Classification and Inspection	11
	E Operations Management, Ship Management and Commercial Agents	10
	F Employees and Labor Relations	12
	G Customers	12
	H Competition	13
	I Environmental and Other Regulations	13
	J Security	15
	K Insurance	15
	L Taxation	16
	M Website Access to Reports	17
Item 1A	Risk Factors	17
Item1B	Unresolved Staff Comments	28
Item 2	Properties	28
Item 3	Legal Proceedings	28
Item 4	Submission of Matters to a Vote of Security Holders	29
	PART II	
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	29
Item 6	Selected Financial Data	32
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	35
Item 7A	Quantitative and Qualitative Disclosures about Market Risk	60
Item 8	Financial Statements and Supplementary Data	61
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	61
Item 9A	Controls and Procedures	61
Item 9B	Other Information	62
	PART III	
Item 10	Directors, Executive Officers and Corporate Governance	62
Item 11	Executive Compensation	64
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	65
Item 13	Certain Relationships and Related Transactions and Director Independence	65
Item 14	Principal Accounting Fees and Services	65
	PART IV	
Item 15	Exhibits, Financial Statement Schedules Index	65
	Signatures	

As used in this Annual Report on Form 10-K, the terms "we," "our," and "us" refer to TBS International Limited and its consolidated subsidiaries. We use the term "International" and "Company" when we wish to refer only to TBS International Limited, the holding company that is the issuer of our common shares, and not to TBS International Limited and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, the information concerning our possible or assumed future results of operations, our newbuilding plan, our accelerated drydocking program, business strategies, financing plans, competitive position, potential growth opportunities, customer demand and the effects of future regulation and competition.

Generally, you can identify these statements because they use words like "anticipates," "believes," "estimates," "expects," "future," "intends," "plans" and similar terms. These statements appear throughout this Annual Report, including in the sections entitled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements are only our current expectations. They are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot assure you of their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including those described in Item 1A - Risk Factors and other unforeseen risks, including:

- changes in demand for our services;
- changes in the typical seasonal variations in charter rates;
- a material decline or prolonged weakness in rates in the shipping market;
- changes in trading patterns significantly affecting overall vessel tonnage requirements;
- increases in the cost of our drydocking program or delays in our anticipated drydocking schedule;
- increases in costs, including changes in production of or demand for oil and petroleum products, crew wages, insurance, provisions, repairs and maintenance; generally or in particular regions;
- changes in the condition of our vessels or applicable maintenance or regulatory standards, which may affect our anticipated drydocking or maintenance and repair costs;
- changes in rules and regulations applicable to the shipping industry, including legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries;
- actions taken by regulatory authorities;
- changes in general domestic and international political conditions;
- China Communications Construction Company Ltd./Nantong Yahua Shipbuilding Co., Ltd.'s ability to complete and deliver the vessels on the anticipated schedule and the ability of the parties to satisfy the conditions in the tweendecker shipbuilding agreements; and
- other factors that we describe in the "Risk Factors" section of this Form 10-K.

You should not rely on any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

PART I

ITEM 1. BUSINESS

A. OVERVIEW

We are an ocean transportation services company that offers worldwide shipping solutions to a diverse client base of industrial shippers. We offer liner, parcel, bulk and charter services supported by a fleet of multipurpose tweendeckers and handysize and handymax bulk carriers. Over the past 15 years, we have developed our franchise around key trade routes between Latin America and Japan, South Korea and China, as well as ports in North America, Africa, the Caribbean, the Mediterranean and the Middle East. In addition to providing frequent, regularly scheduled voyages within our shipping network, we offer additional services such as cargo scheduling, loading and discharge that offer a fully integrated shipping solution to our customers. As of December 31, 2007, our controlled fleet totaled 36 vessels, including 34 ships that we own and two that we charter-in with an option to purchase. At December 31, 2007 we had entered into Memoranda of Agreement ("MOA") to purchase three multipurpose tweendeckers and three bulk carriers that are scheduled to deliver to us in the first quarter of 2008. In addition, on February 19, 2008, we entered into an MOA for another bulk carrier. After delivery in 2008 of all the vessels that we have currently contracted for, our fleet will total 43 vessels. Total assets at December 31, 2007, and 2006 was $559.1 million and $403.1 million, respectively. For the year ended December 31, 2007, we carried 6.6 million revenue tons of cargo, operated 276 voyages and generated total revenue and net income of $355.6 million and $98.2 million, respectively. For the year ended December 31, 2006, we carried 4.4 million revenue tons of cargo, operated 226 voyages and generated total revenue and net income of $253.6 million and $39.1 million, respectively. For the year ended December 31, 2005, we carried 3.2 million revenue tons of cargo, operated 198 voyages and generated total revenue and net income of $248.0 million and $55.7 million, respectively.

We target niche markets, which include trade routes, ports and cargo not efficiently served by container and large dry bulk vessel operators. In order to effectively serve these markets, we offer regularly scheduled voyages using our fleet of multipurpose tweendeckers and handysize and handymax dry bulk carriers. Tweendeck vessels are differentiated by their retractable decks that can create separate holds, facilitating the transportation of non-containerized cargoes. Our vessels are able to navigate and service many ports with restrictions on vessel size and transport the many types of cargo that cannot be carried efficiently by container or large dry bulk carriers. The flexibility of our fleet allows us to carry a wide range of cargo, including steel products, metal concentrates, fertilizer, salt, sugar, grain, chemicals, industrial goods, aggregates and general cargo.

As part of our comprehensive ocean transportation service offering, we provide portside and inland logistics, related support services and solutions for challenging cargoes. To provide these services, we employ a professional staff of approximately 130 employees at December 31, 2007, with extensive experience and diverse backgrounds. In addition, our affiliate, TBS Commercial Group Ltd. ("TBS Commercial Group"), has fully staffed agencies and representative offices on five continents, with local teams of commercial agents and port captains who meet regularly with customers to tailor solutions to their logistics needs. We believe this full-service approach to shipping provides a superior level of service that has resulted in the development of long-term relationships with our customers.

Our customers rely on our regular service as an integral part of their supply chain, and many of these relationships have been established for over ten years. We serve approximately 300 customers in 15 countries. We have developed long-term relationships with established and well-respected industrial shippers in diverse markets including mining, steel manufacturing, trading, heavy industry, industrial equipment and construction. We believe our business model allows us to respond rapidly to our customers' changing demands and short delivery windows, increasing the value of our services to them as we enable them to schedule production and distribution.

Our ocean transportation services focus on Asia and Latin America. Based on increasing customer demand, we have extended our business model into several new markets, including the Middle East and the Mediterranean. We currently operate our vessels on six principal liner, parcel and bulk services:

Service	Routes	Cargoes
TBS Pacific Service	*Eastbound:* Japan, South Korea and China to the West, North and East Coasts of South America	*Eastbound:* Steel products, project cargo and general cargo
	Westbound: Peru and Chile to East Asia	*Westbound:* Minerals, metals and fertilizer
TBS Latin America Service	*Northbound:* Brazil to Colombia, Venezuela, Caribbean basin and the West Coast of South America	Steel products, project cargo and general cargo
	Southbound: Colombia and Venezuela to Brazil and Argentina	Coal and petroleum coke
TBS North America Service	North America to the Caribbean basin, Brazil, and Argentina	Fertilizer and agricultural products
TBS Middle East Carriers	Middle East region including ports in United Arab Emirates, Qatar and Kuwait	Bulk aggregates
TBS Mediterranean Service	Brazil and Argentina to ports in the Mediterranean	Steel products, project cargo and general cargo
TBS Ocean Carriers	Brazil to the West Coast of Africa	Bulk sugar and salt

In addition to our liner, parcel and bulk services, we offer short- and long-term time charter services. Time charters offer our customers an alternative means to contract for ocean transportation of their cargoes. These contractual arrangements make the carrying capacity of entire vessels available to our customers at a flat per day rate. As a complementary offering, in conjunction with our time charters services, we also offer complete voyage management services. As of December 31, 2007, 12 of our owned vessels were hired out under time charters with an average remaining duration of 60 days.

Our Competitive Strengths

Trade Routes and Ports of Call

We currently operate our vessels on six trade routes. We commenced operations in 1993, sailing between East Asia and the West Coast of South America. In 1995, we expanded our routes by adding sailings between the East and West Coasts of South America. In 2002, we began offering cargo service between North America and the East and West Coasts of South America and further expanded our routes by offering service from Brazil to West Africa and within the Middle East. During the third quarter of 2007 we began cargo service between the East Coast of South America and the Mediterranean.

We have taken a conservative approach to building our liner and parcel cargo service network. The initial sailings on each route typically are based on the requirements of a major customer. After regular sailings are established, we notify other potential customers of the service so their cargoes may be transported as well. As demand increases, we evaluate committing additional resources to serve the route, either by purchasing or chartering-in additional vessels. We plan the loading and stowage of cargo on each sailing to maximize our ability to add cargo as vessels call in selected ports to discharge cargo, increasing our utilization rate and maximizing revenue per sailing.

A summary of our services is as follows:

TBS Pacific Eastbound Liner Service operates routes from East Asia to the West, North, and East Coasts of South America. The service commenced operations in 1993 and currently provides on average two sailings per month. This service has regular sailing dates from ports in Japan, South Korea, and China. One vessel calls at ports in Colombia, Ecuador, Peru and Chile, and another sails through the Panama Canal to call at ports in Venezuela and the Caribbean basin. This service typically carries steel products, project cargo and general cargo.

TBS Pacific Westbound Parcel Service originates in Peru or Chile and generally carries parcels of minerals, metal concentrate, and fertilizers to East Asia. The service currently operates at least two sailings per month.

TBS Latin America Northbound Parcel Service commenced operations in 1995 and sails monthly from ports in Brazil to Colombia, Venezuela and the Caribbean basin. In addition, we provide sailings to ports on the West Coast of South America. The service is flexible with respect to types of cargoes, and typically carries mixed steel products, project cargo and general cargo. On occasion, cargoes on this service are supplemented in the course of a sailing, as discharged cargo is replaced by additional cargo along the route. As a result, this service requires particular consideration and monitoring of cargo organization and vessel scheduling, and benefits from our port captains' experienced oversight of the loading and unloading of cargoes.

TBS Latin America Southbound Parcel Service commenced operations in 2007 and sails monthly from ports in Colombia and Venezuela to Brazil and Argentina. The service generally carries coal and petroleum coke.

TBS North America Service commenced operations in 1996, sailing between North America and South America. In 2002, we began operating sailings on demand from the East Coast of the United States to the Caribbean basin, Brazil, and Argentina carrying fertilizer, and agricultural products.

TBS Middle East Carriers offers bulk service within the Middle East region with service from the United Arab Emirates to ports in Qatar and Kuwait. The service was suspended in September 2004 and resumed in January 2006.

TBS Mediterranean Service offers parcel and bulk service to the East Coast of South America and the Mediterranean. TBS Mediterranean Service commenced operations in 2007 and transports cargoes of steel products, project cargo and general cargo from Brazil and Argentina to ports in the Mediterranean.

TBS Ocean Carriers offers shipping solutions worldwide on a customer-by-customer basis. Services include transporting bulk sugar and salt from Brazil to the West Coast of Africa.

Our liner, parcel and bulk services primarily carry steel products, salt, sugar, grain, fertilizers, chemicals, metal concentrates, aggregates and general cargo.

- Steel products include specialty and carbon steel coils, steel pipe and structural steel used in the infrastructure development, construction, oil and gas transmission and automotive and appliance manufacturing industries.
- Fertilizers include ammonium sulfate shipped in bulk for use in commercial agriculture.
- Metal concentrates include copper, zinc, silver and other metals generally shipped in small break-bulk lots from 1,000 to 10,000 metric ton parcels that are processed at their destinations by smelters into purer forms.
- General cargo includes industrial machinery, spare parts, oil well supplies, trailers, industrial tanks, project cargo and other commercial goods used in industrial applications.

In addition to our liner, parcel and bulk services on the trade routes described above, we offer shipping solutions worldwide on a customer-by-customer basis, primarily by time chartering-out vessels. Generally, we time charter vessels out on a long-term basis to customers seeking vessel tonnage and on a short-term basis to reposition a vessel or to take advantage of favorable charter hire rates through TBS Ocean Carriers; however, any of our services may time charter a vessel to meet customer needs. A time charter is a contractual arrangement under which a shipowner is paid for the use of a vessel on a per day basis for a fixed period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses. At December 31, 2007, the following 12 vessels of our controlled and owned fleet were time chartered out under charters expiring within one year: *Navajo Princess, Inca Maiden, Ainu Princess, Kiowa Princess, Taino Maiden, Wichita Belle, Chesapeake Belle, Maori Maiden, Nyack Princess, Shinnecock Belle, Sioux Maiden* and *Yakima Princess.* The *Navajo Princess* and *Inca Maiden* are chartered-out until September and July 2008, respectively. These charters, which are renewable every six months have been in effect with the same customer since January 2004 and November 2003, respectively.

The following table shows the annual number of time charters out, related duration and gross charter revenue since 2003.

Year	Number of Charters	Duration (days)	Gross Revenue (in thousands)
2003	58	2,439	$ 23,625
2004	46	2,780	50,746
2005	55	4,257	71,456
2006	57	4,301	63,114
2007	67	3,659	88,365

B. OUR BUSINESS STRATEGY

Our business strategy consists of providing reliable transportation services to leading industrial shippers over ocean trade routes. The key elements of our business strategy are:

Focus on Increasing Cargo Volumes on Our Key Routes. We intend to increase cargo volumes on our key Pacific and Latin American trade routes. In addition to our liner, parcel and general cargo services, we are establishing a third sailing from China and Korea carrying steel parcels to Mexico, Central and South America. By adding additional vessels and sailings to the markets we already serve, we believe we will be able to provide more regular service to our clients, which we expect will allow us to capture a larger share of their shipping needs, and win new clients. Our affiliate, TBS Commercial Group Ltd., ("TBS Commercial Group") plans to increase the number of local commercial agents and port captains in order to expand our ability to serve additional customers.

Develop New Trade Routes. We intend to continue developing new trade routes, such as our Brazil-Nigeria route, and liner and parcel services, such as our Mediterranean service. Our agents and port captains work closely with our clients, as well as potential clients, to identify additional services that we can provide. We target routes that share the characteristics of our established routes and appear suited to our fleet and our full service approach. When developing new trade routes, we initially utilize chartered-in vessels and commit resources to acquire vessels for operation on those routes once we have determined that the economics of the route are favorable and sustainable.

Expand Our Fleet of Focused Vessel Types. We expect to acquire additional handysize and handymax bulk carriers in the secondhand market, subject to availability and market price considerations. We expect to expand our fleet of multipurpose tweendeckers primarily through our newbuilding program. These vessels are well suited for our business strategy, for the needs of our customers and for the growth opportunities that we have identified. As part of our fleet management, we regularly evaluate the suitability of our vessels in meeting our anticipated needs and the anticipated needs of our customers. During 2007, in connection with our expansion plans, we:

- purchased and took delivery of four vessels;
- sold two vessels;
- entered into Memoranda of Agreement to purchase six vessels, which are expected to be delivered to us during the first quarter of 2008;
- entered in a Memoranda of Agreement to purchase one vessel, which is expected to be delivered in the second quarter of 2008, and

- entered into ship building contracts with a Chinese shipyard to build six newly designed multipurpose tweendeck vessels. These 34,000 dwt vessels are a new larger class of multipurpose tweendecker and their addition to our fleet will be a significant milestone in the implementation of our business plan to modernize and expand our tweendecker fleet. The ships were designed by a TBS team drawn from all phases of our operations specifically to optimize our efficient cargo transportation in our trade lanes, support the requirements of our loyal customer base and enhance the growth of our business.

C. FLEET OVERVIEW

Our controlled fleet at December 31, 2007, consisted of 36 vessels and is comprised of multipurpose tweendeckers, handysize and handymax bulk carriers. All vessels are dual flagged in Panama and the Philippines. The following table provides information regarding the 36 vessels in our controlled fleet, which excludes vessels chartered in under short-term charter.

Vessel Name	Vessel Type	Year Built	Deadweight Tons
Ainu Princess	Multipurpose Tweendecker	1987	17,324
Siboney Belle	Multipurpose Tweendecker	1987	17,324
Tamoyo Maiden	Multipurpose Tweendecker	1986	17,235
Kiowa Princess (3)	Multipurpose Tweendecker	1986	19,762
Seneca Maiden (3)	Multipurpose Tweendecker	1986	19,762
Aztec Maiden	Multipurpose Tweendecker	1984	19,777
Navajo Princess (3)	Multipurpose Tweendecker (1)	1987	21,902
Inca Maiden (3)	Multipurpose Tweendecker (1)	1986	22,133
Shawnee Princess	Multipurpose Tweendecker	1984	22,323
Taino Maiden	Multipurpose Tweendecker	1985	23,278
Tuckahoe Maiden	Multipurpose Tweendecker	1985	23,278
Cherokee Princess (3)	Multipurpose Tweendecker	1990	23,286
Apache Maiden (3)	Multipurpose Tweendecker	1987	23,325
Kickapoo Belle (3)	Multipurpose Tweendecker	1987	23,319
Mohegan Princess	Multipurpose Tweendecker	1983	26,276
Tayrona Princess	Multipurpose Tweendecker	1983	26,320
Laguna Belle (2)	Multipurpose Tweendecker	1996	28,503
Seminole Princess (2)	Multipurpose Tweendecker	1997	28,503
Nanticoke Belle	Multipurpose Tweendecker	1989	28,835
Wichita Belle	Multipurpose Tweendecker	1991	28,843
Savannah Belle	Handysize Bulk Carrier	1982	22,558
Arapaho Belle	Handysize Bulk Carrier	1998	24,021
Rockaway Belle	Handymax Bulk Carrier	1982	35,025
Shinnecock Belle	Handymax Bulk Carrier	1985	37,451
Maori Maiden	Handymax Bulk Carrier	1984	37,734
Nyack Princess	Handymax Bulk Carrier	1984	38,885
Biloxi Belle	Handymax Bulk Carrier	1984	39,225
Miami Maiden	Handymax Bulk Carrier	1984	39,333
Iroquois Maiden	Handymax Bulk Carrier	1983	40,876
Alabama Belle	Handymax Bulk Carrier	1986	41,808
Sioux Maiden	Handymax Bulk Carrier	1989	42,248
Mohawk Princess	Handymax Bulk Carrier	1982	42,360
Yakima Princess	Handymax Bulk Carrier	1990	42,475
Chesapeake Belle	Handymax Bulk Carrier	1984	44,146
Tuscarora Belle	Handymax Bulk Carrier	1984	44,189
Manhattan Princess	Handymax Bulk Carrier	1982	45,526

(1) These vessels are multipurpose tweendeckers with the ability to carry wheeled cargo such as automobiles, tractors or trailers. The vessel allows cargo to be "rolled on" and "rolled off" in addition to allowing cargo to be "lifted-on" and "lifted-off".

(2) On January 30, 2007, International's wholly owned subsidiaries Fairfax Shipping Corp. ("Fairfax") and Beekman Shipping Corp. ("Beekman") each sold and leased back a vessel pursuant to a sale-leaseback arrangement. Fairfax sold the vessel *Seminole Princess* to Adirondack Shipping LLC ("Adirondack") for $23.0 million, and Beekman sold the vessel *Laguna Belle* to Rushmore Shipping LLC ("Rushmore") for $22.0 million each pursuant to a Memoranda of Agreement. Fairfax had taken delivery of the vessel *Seminole Maiden* (formerly the *Clipper Flamingo*) for $23.1 million on November 10, 2006. Beekman had taken delivery of the vessel *Laguna Belle* (formerly the *Clipper Frontier*) for $22.0 million on November 15, 2006. Under the sale-leaseback arrangement, Fairfax entered into a seven-year bareboat charter with Adirondack and Beekman entered into a seven-year bareboat charter with Rushmore for their respective vessels. We used the proceeds from the sale to repay advances under the revolving credit facility. During 2007, we installed retractable decks into three of the cargo holds in each vessel; accordingly, the vessels were reclassified from bulk carriers to multipurpose tweendeckers.

(3) These vessels were chartered in under sale-lease back agreements, which were classified as capital leases until December 2007, when the purchase options were exercised.

(4) At December 31, 2007, we had contracted for the purchase of six vessels under separate Memoranda of Agreement to acquire the *Ypermachos* (to be renamed *Zuni Princess*), the *African Sanderling* (to be renamed *Hopi Princess*), the *Gebe Oldendorff* (to be renamed *Oneida Princess*), the *Diasozousa* (to be renamed *Mohave Maiden*), *Wedellsborg* (to be renamed *Ottawa Princess*), and the vessel *Frijsenborg* (to be renamed *Caribe Maiden*). The following table provides information regarding the six vessels, which have delivered or are expected to be delivered during the first quarter of 2008:

Vessel Name	Vessel Type	Year Built	Deadweight Weight Tons	Actual / Anticipated Delivery Date
Zuni Princess	Handysize Bulk Carrier	1984	28,166	Jan-08
Hopi Princess	Multipurpose Tweendecker	1984	20,401	Feb-08
Oneida Princess	Handysize Bulk Carrier	1998	24,247	Feb-08
Mohave Maiden	Handysize Bulk Carrier	1984	28,074	Feb-08
Ottawa Princess	Multipurpose Tweendecker	1987	22,800	Mar-08
Caribe Maiden	Multipurpose Tweendecker	1987	22,800	Mar-08

(5) We entered into a newbuilding program to build six newly-designed multipurpose tweendeck vessels.

Multipurpose Tweendeckers

Most of our multipurpose tweendecker vessels have retractable tweendecks that can convert a multipurpose tweendecker to a bulk carrier, and back again, depending on the cargo. Unlike container ships, which can carry only cargo that can be or has been pre-packaged into standard 20-foot or 40-foot containers, or bulk carriers that limit the ability to mix different cargoes in any one hold, multipurpose tweendeckers can be divided into multiple cargo compartments by a mezzanine deck, or tweendeck. The tweendeck permits the carriage of cargoes of differing sizes and shapes in the same or separate holds and permits greater flexibility in the stowage and carriage of cargo. Many of our vessels sailing eastbound from Asia will call at multiple Latin American ports to discharge cargo and load additional cargo for shipment to other ports. Cargoes are stowed in a manner that facilitates efficient loading and discharging.

The following diagram shows a typical multipurpose tweendeck ship fitted for different types of cargo. The diagram illustrates how the tweendeck structure permits the carriage of different types of cargo on any voyage.


TBS
PAPER
LUMBER
PROJECT CARGO
MACHINERY
TRUCKS
BULK
STEEL COIL
PIPES
HARD BOARD
STEEL PLATES
COAL

Bulk Carriers

Our bulk carriers range in size from 22,558 dwt to 45,526 dwt. Several of the vessels have equipment that enables self-loading and discharging in an effort to enhance our ability to serve a broad range of ports.

D. CLASSIFICATION AND INSPECTION

The hull and machinery of every commercial vessel must be "classed" by a classification society authorized by its country of registry. Our vessels currently are enrolled with Lloyds Register of Shipping, or LR, Nippon Kaiji Kyokai, or NKK, American Bureau of Shipping, or ABS, Det Norske Veritas, or DNV, and Bureau Veritas, or BV. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and international conventions promulgated by the International Maritime Organization, or IMO. These include the Convention on Maritime Pollution Prevention, the International Safety Management Code, or ISM Code, and International Convention for the Safety of Life at Sea, or SOLAS. All of our vessels have been certified as being "in class" by their respective classification societies.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. All of our controlled vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel also is required to be drydocked every two to three years for inspection of the underwater parts of the vessel. Our fleet of 36 vessels will result in approximately 72 drydockings over a five-year period. We anticipate drydocking approximately 14 vessels per year. We drydocked 21 vessels during 2007. The higher than normal number of vessels being drydocked in 2007 is principally due to the concurrence of required interim or special surveys for many of the vessels that we acquired during the last two or three years. Of the 21 vessels drydocked in 2007, three vessels were acquired in 2007, two vessels were acquired in 2006 and ten vessels were acquired in 2005, respectively. During 2008, we anticipate drydocking 17 vessels, which include three vessels to be delivered during the first quarter of 2008 and one vessel acquired in 2007.

We have decided to use the drydockings as an opportunity to make steel renewal and reinforcements on many of the vessels to upgrade each vessel to our high standards. This includes making steel renewal and reinforcements that might be required during the next five to ten years. If any defects are found in the course of a survey or drydocking, the classification surveyor will recommend appropriate repairs that must be made by the shipowner within the prescribed time limit.

Our drydocking expenditures and surveys are being accounted for using the deferral method. Under the deferral method of accounting for drydocking, the actual costs incurred are deferred and amortized on a straight-line basis over the period through the date of the next drydocking.

E. OPERATIONS MANAGEMENT, SHIP MANAGEMENT AND COMMERCIAL AGENTS

Substantially all of the operations, ship maintenance, supervision of crewing, technical support, purchasing, insurance, financial management services and network of commercial agents necessary to support our fleet and operate our business are supervised by three service companies.

Two of the service companies, TBS Shipping Services Inc. ("TBS Shipping Services") and Roymar Ship Management Inc., ("Roymar"), are our wholly-owned subsidiaries that we acquired from our principal shareholders at the time of our initial public offering in June 2005. These service companies manage the accounts of our other subsidiaries and, on their behalf, make payments and advances for costs associated with the operation of our business. The third service company, TBS Commercial Group, is affiliated with us by common ownership. It is owned by our principal shareholders, Lawrence A. Blatte, Gregg L. McNelis, Captain Alkis N. Meimaris, James W. Bayley and Joseph E. Royce. Collectively these individuals own 63.2% of our common shares and hold 53.8% of the voting power of our shares. Together these three companies employ approximately 270 experienced professionals who meet regularly with shippers and consignees to market our services in more than 15 countries and address the needs and concerns of our customers.

Operations management

TBS Shipping Services coordinates services to customers, integrates the activities of our commercial agency network, oversees charter activities, administers voyages and provides accounting services, including the preparation of the account ledgers and financial statements of International and its subsidiaries.

Ship management

Roymar manages our controlled fleet providing an experienced technical management staff and a full range of vessel maintenance capabilities to ensure that we maintain a high-level of ship performance. The services provided by Roymar include:

- supervising the recruiting of crew;
- obtaining spares, stores and provisions necessary on board the vessels;
- implementing our maintenance program;
- arranging for and supervising all drydocking procedures;
- arranging for surveys and inspections according to requirements of classification society, flag state and port state rules and regulations;
- maintaining high safety and environmental protection standards in compliance with the ISM Code and SOLAS;
- arranging for insurance of the vessels; and
- identifying vessels to acquire and negotiating purchase options on vessels that we charter.

We are fully responsible for the maintenance of our controlled fleet. We make every effort to prevent delays at sea or in port caused by malfunctions or breakdowns. Roymar deploys superintendents, including master mariners and engineers, to supervise the maintenance of our controlled fleet. We minimize operation costs through continuous onboard supervision of our vessels and use of the vessels' crews for ship maintenance. We believe that our preventive maintenance practice has extended the lives of the vessels in our controlled fleet, minimized drydocking expenses and nearly eliminated downtimes and off-hire periods resulting from speed deficiencies, stoppages at sea and vessel breakdowns. Every two to three years each of the vessels in our controlled fleet is drydocked and undergoes maintenance, and every five years each of the vessels in our controlled fleet is subject to special surveys.

Commercial agents

We have established a network of long-term commercial and operational relationships with affiliated commercial agency service companies. The majority of these service companies are wholly- or partly-owned by TBS Commercial Group. Our principal shareholders own TBS Commercial Group. These service companies employ sales and customer service professionals who meet regularly with shippers and consignees to anticipate the needs and address the concerns of our customers. These professionals are locally-based personnel who give us a competitive advantage by enabling us to have our representatives meet personally with our customers. We believe that personal attention to customers has played a critical role in our growth and success. Our method of operation focuses on sales and service for long-term sustained expansion. The agreements with TBS Commercial Group are subject to the approval of the compensation committee of our board of directors. We paid TBS Commercial Group approximately $8.0 million, $6.2 million, and $6.2 million in 2007, 2006, and 2005, respectively. See note "15 — Related Party Transactions" to our consolidated financial statements.

F. EMPLOYEE AND LABOR RELATIONS

As of December 31, 2007, we had approximately 130 office employees located in Yonkers and Scarsdale, New York. Additionally, we have contracted with three unaffiliated manning agents, Aboitiz Jebsen Bulk Transport Corp., Intermodal Shipping, Inc., and Magsaysay Maritime Corp. to provide approximately 960 Filipino officers and non-officers to crew our vessels. We are not a party to the contracts with the seagoing personnel who are required to have appropriate maritime licenses. Historically our labor relations have been good.

G. CUSTOMERS

We believe we distinguish ourselves from our competition by offering proven reliability, frequent and on-time service, flexible cargo management, expert loading and stowage and close client coordination in the ports and on the vessels. This customer focus has enabled us, through our affiliated agents, to develop long-term relationships with established and well-respected industrial shippers in diverse markets including mining companies, steel manufacturers, trading companies, heavy industry, industrial equipment enterprises and construction companies. Our business model allows us to respond rapidly to our customers' changing demands and short delivery windows, increasing the value of our services to them as we enable them to schedule production and distribution.

A substantial majority of our repeat business is based on our relationships and reputation with our customers, and is not governed by long-term contracts. The percentages of consolidated revenues from our major customers are as follows:

	Year Ended December 31,		
Customer	2007	2006	2005
Dangote Industry Limited	13.4%	15.1%	12.1%
Nippon Yusen Kaisha	3.5%	4.6%	5.7%

No other customer accounted for more than 5% of our gross revenues.

We transport cargo throughout the world, including the United States. The amount of voyage revenue generated by country is as follows:

	Year Ended December 31,		
Country	2007	2006	2005
Brazil	$ 72,965,220	$ 52,254,353	$ 50,922,219
Japan	40,615,093	33,424,214	27,102,181
Chile	11,348,157	15,249,919	21,602,403
United States	20,425,292	21,729,772	15,906,784
Peru	32,149,714	16,825,238	16,311,236
United Arab Emirates	24,572,954	9,415,493	655,879
Venezuela	4,611,675	8,516,162	12,327,840
Korea	5,778,944	6,022,940	6,633,213
Argentina	15,189,231	1,574,104	3,280,876
China	21,692,570	16,171,405	11,815,693
Others	14,844,527	7,828,589	9,037,486
	$ 264,193,377	$ 189,012,189	$ 175,595,810

Revenue attributed to these countries is based on the location where the cargo is loaded. Time charter revenue by country cannot be allocated because we do not control the itinerary of the vessel.

H. COMPETITION

The cargo markets we serve are highly competitive. Our competition on the routes we serve consists primarily of regional shipping companies focused on the breakbulk market; international bulk shipping companies competing in the large lot segment of the bulk metal concentrates market and larger shipping concerns that compete in diverse shipping segments in addition to the breakbulk market. We compete on the basis of targeting niche markets that include trade routes, ports and cargoes not efficiently served by many larger shipping companies. We focus on smaller lots of 1,000 to 10,000 metric tons in the bulk metal concentrates market in Chile and Peru, whereas other bulk shipping companies focus on shipments of 20,000 to 45,000 metric tons of bulk metal concentrates. We also compete with the regional shipping companies by delivering customer service and global solutions that are superior.

I. ENVIRONMENTAL AND OTHER REGULATIONS

Vessel Environmental Regulations

Ocean shipping is affected by extensive and changing environmental protection and other laws and regulations. These laws and regulations take the form of international conventions and agreements, including the IMO conventions and regulations and SOLAS, with which all internationally trading vessels must comply, and national, state and local laws and regulations, all of which are amended frequently. Compliance with these laws and regulations may entail significant expenses at any time, including expenses for ship modifications and changes in operating procedures, which could have an adverse effect on our results of operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operation of the owned vessels will depend upon a number of factors, we believe that we have and will be able to obtain all permits, licenses and certificates material to the conduct of our operations.

In the United States, we may be exposed to various federal, state and local environmental laws, ordinances and regulations, may be required to clean up environmental contamination resulting from a discharge of oil or hazardous substances and may be held liable to a governmental entity or to third parties in connection with any such contamination. These laws typically impose cleanup responsibility, and liability under these laws has been interpreted to be strict, joint and several, and subject to very limited statutory defenses. The costs of investigation, remediation or removal of such substances and damages resulting from releases may be substantial.

Although we do not transport petroleum products, we are subject to the U.S. Oil Pollution Act of 1990, or OPA 90, because we use petroleum products for fuel and because of the possibility of accidents involving oil tankers presents an exposure to our vessels. Under OPA 90, vessel owners, operators and bareboat charterers are responsible parties and are jointly, severally and strictly liable, unless the spill results solely from the act or omission of a third party, an act of God or an act of war, for all containment and cleanup costs and other damages resulting from the discharge or threatened discharge of oil into the navigable waters, adjoining shorelines or the 200 nautical mile exclusive economic zone of the United States. OPA 90 limits the liability of responsible parties for such costs and damages to the greater of $600 per gross ton of the vessel or $500,000 per non-oil tanker vessel that is over 300 gross tons, subject to possible adjustment for inflation. The Federal Water Pollution Control Act, or FWPCA, imposes significant civil penalties as well as strict, joint and several liability on responsible parties for removal costs and natural resource damages arising from the discharge of oil or other hazardous substances into U.S. navigable waters, adjoining shorelines, waters of the contiguous zone and areas of the outer continental shelf and deepwater ports. The Comprehensive Environmental Response, Compensation & Liability Act of 1980, or CERCLA, imposes strict, joint and several liability on responsible parties for releases and threatened releases of hazardous substances (other than oil) whether on land or at sea, subject to limits depending on the nature of the vessel and its cargo. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. The limits on liability under OPA 90, FWPCA and CERCLA do not apply if the discharge is caused by gross negligence, willful misconduct, or in the cases of OPA 90 and CERCLA, the violation by a responsible party or its agent of any applicable safety, construction or operating regulation. The statutory limits on liability may not apply in certain other instances, including if the responsible parties fail or refuse to report the incident or refuse to cooperate and assist in connection with oil removal activities. In addition, OPA 90, FWPCA and CERCLA specifically permit individual states to impose their own liability regimes with regard to oil and hazardous waste releases occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations under these laws. We intend to comply with all applicable state regulations in ports where we call.

Pursuant to regulations promulgated by the U.S. Coast Guard, responsible parties (as defined in such regulations) must establish and maintain evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA 90 limitation on liability of $1,200 per gross ton and the CERCLA liability limit of $300 per gross ton. The P&I Associations, which historically provided shipowners and operators financial assurance, have refused to furnish evidence of insurance to responsible parties, and therefore responsible parties have obtained financial assurance from other sources at additional cost, including evidence of surety bond, guaranty or by self-insurance.

Port State authorities in general and in certain jurisdictions in particular have become more active in inspecting older vessels visiting their ports and, in certain instances, demanding that repairs be made before allowing a vessel to sail, even though that vessel may be fully insured, in class and in compliance with all relevant maritime conventions including SOLAS.

The IMO has adopted regulations that are designed to reduce oil pollution in international waters. In complying with OPA 90 and IMO regulations and other regulations that may be adopted, shipowners and operators may be forced to meet new maintenance and inspection requirements, develop, contingency arrangements for potential spills and obtain insurance coverage.

Other Regulations

Operation of our vessels also is affected by the recently adopted requirements of the ISM Code. The ISM Code mandates an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating vessels safely and describing procedures for dealing with emergencies. Our owned vessels and Roymar, the technical manager for our vessels, are currently ISM Code certified.

We also are required by various governmental and quasi-governmental agencies and other regulatory authorities to obtain permits, licenses and certificates in connection with our operations. Some countries in which we operate, have laws that restrict the carriage of cargoes depending on the registry of a vessel, the nationality of its crew and prior and future ports of call, as well as other considerations relating to particular national interest. See "— Classification and Inspection" for more information.

J. SECURITY

Since the terrorist attacks of September 11, 2001, a variety of initiatives intended to enhance vessel security have been enacted, including the Maritime Transportation Security Act of 2002, or MTSA. Coast Guard regulations require that vessels operating in waters subject to the jurisdiction of the United States implement a number of security measures. Similarly, a new chapter of SOLAS, which came into effect in July 2004, dealing specifically with maritime security imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. Since July 1, 2004, to engage in international trade, a vessel must have an International Ship Security Certificate, or ISSC, which attests to the vessel's compliance with SOLAS security requirements and the ISPS Code, from a recognized security organization approved by the vessel's flag state. ISPS Code requirements include:

- on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
- on-board installation of ship security alert systems that do not sound on the vessel but instead alert the onshore authorities;
- development of vessel security plans;
- permanent marking of a ship's identification number on its hull;
- maintenance of a continuous synopsis record onboard showing a vessel's history, including the name of the vessel and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owners and their registered address; and
- compliance with flag state security certification requirements.

Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided they have a valid ISSC on board. Our vessels comply with all MTSA, SOLAS and ISPS Code requirements and vessel certifications, which are kept current by Roymar.

K. INSURANCE

Our business is subject to normal hazards associated with owning and operating vessels in international trade. The operation of ocean going vessels carries an inherent risk of catastrophic marine disaster, including oil spills and other environmental accidents, as well as property losses caused by adverse weather conditions, cargo loss or damage, mechanical failures, human error, war, terrorism and business interruption due to political circumstances in foreign countries, hostilities, piracy and labor action. Not all risk can be insured against and the policies have certain deductibles for which we are responsible. We believe that our current insurance coverage is adequate to protect us against normal accident-related risk involved in the conduct of our business. Our principal insurance policies include:

Hull and machinery and war risks insurance includes coverage for damages to a vessel's hull and machinery in a collision, as well as basic perils of the sea and contributions for general average and salvage charges. This coverage includes the risk of actual or constructive total loss for our controlled fleet. Each vessel is insured for at least its fair market value, with a deductible of $75,000 per vessel per incident under the hull and machinery coverage and no deductible under the war risk coverage. The respective owners of the other vessels that we charter-in maintain insurance on those vessels, and we maintain time charter liability insurance to a limit of $500 million per incident.

Protection and Indemnity, or P&I,Insurance includes coverage for oil pollution, damage to docks and other installations and coverage against third-party liabilities encountered in our commercial operations. It also includes coverage for the death, injury or illness of our crew. Our P&I insurance is provided by mutual marine insurance associations, or P&I Clubs. P&I Clubs are formed by shipowners to provide protection from large financial losses to one member by contribution towards the loss by all members. We are subject to potential additional premiums for prior years due to funding requirements and coverage shortfalls of the clubs in the event claims exceed available funds and reserves. We also are subject to future premium increases based on prior year underwriting loss experience. We have an overall coverage limit of $4.5 billion for damage to cargo and third party liabilities and a sublimit for oil pollution of $1.0 billion per vessel for each accident or occurrence. Deductibles range from $5,000 to $20,000 depending on the nature of the claim.

Other Insurance is maintained for legal expenses with respect to freight and demurrage and defense claims. We also carry limited insurance covering the loss of revenue resulting from extended vessel off-hire periods.

L. TAXATION

U.S. Taxation of TBS International Limited – Shipping Income

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation generally is subject to U.S. federal income tax in respect of shipping income derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States ("U.S. source shipping income"). Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Accordingly, in the absence of an exemption from tax under Section 883 of the Code, our gross U.S. source shipping income would be subject to either a 4% tax imposed without allowance for deductions or to a net basis tax.

The net tax regime is applicable if we are considered to have a fixed place of business in the United States that is involved in the earning of U.S. source shipping income and substantially all of such shipping income is attributable to regularly scheduled transportation. The U.S. source shipping income to which the net tax regime is applicable, net of applicable deductions, would be subject to an effective tax rate of up to 54.5% and certain interest paid would be subject to a 30% branch interest tax, or such lesser percentage as may be available under an applicable treaty. Any gain derived from the sale of a vessel, if considered to be from U.S. sources, also would be partly or wholly subject to the net tax regime. If the net tax regime does not apply, the gross tax regime will apply. Under the gross tax regime, our U.S. source shipping income, which, by operation of the source rule, cannot be more than 50% of our total shipping income, would be subject to a 4% tax imposed on a gross basis, without allowance for deductions.

U.S. source shipping income of a foreign corporation will qualify for exemption from U.S. federal income tax under Section 883 of the Code if (i) the corporation is organized in a foreign country that grants an equivalent exemption to U.S. corporations (the "country of organization requirement"), (ii) the stock of the corporation, or the direct or indirect corporate parent thereof (provided the parent is organized in a country that satisfies the country of organization requirement) is "primarily and regularly traded on an established securities market" in such country, in another country that grants the equivalent exemption from tax to U.S. corporations or in the United States, and (iii) certain other requirements are met, including that non-qualified shareholders, each holding 5% or more of a class of stock of the corporation, do not own 50% or more of the total value of such class of stock for more than one-half the days of taxable year (together, the "publicly traded test"). This exemption is available whether or not the corporation has or is considered to have a fixed place of business in the United States that is involved in the earning of U.S. source shipping income. Regardless of whether our U.S. source shipping income qualifies for exemption under Section 883, gain realized on a sale of a vessel generally will not be subject to U.S. federal income tax, provided the sale is considered to occur outside of the United States for U.S. federal income tax purposes.

We currently qualify for exemption under Section 883, because International and its subsidiaries currently are incorporated in jurisdictions that satisfy the country of organization requirement and we satisfy the publicly traded test by virtue of International's Class A common shares being primarily traded on the Nasdaq Global Select

Market. Further, the aggregate ownership of all non-qualified 5% shareholders is less than 50% of the total value of the Class A common shares. If at any time we fail to satisfy the publicly traded test and we were unable to qualify for another applicable exemption, our U.S. source shipping income would be subject to U.S. federal income tax, either under the gross tax or net tax regime, each of which is described above.

Federal and State Taxation of TBS International Limited's U.S. Subsidiaries

Our U.S. subsidiaries, TBS Shipping Services and Roymar, are subject to U.S. federal and state income taxes on the income earned by the respective subsidiary.

Bermuda Taxation of TBS International Limited

There currently is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

Marshall Islands Taxation of TBS International Limited

Pursuant to the Marshall Islands Revised Code (the Association Law), a Marshall Islands non-resident corporation is exempt from any corporate profit tax, income tax, withholding tax on revenues of the entity, asset tax, tax reporting requirement on revenues of the entity, stamp duty, exchange controls or other fees. There is an agreement between the Marshall Islands and the United States for the exchange of information with respect to taxes.

M. WEBSITE ACCESS TO REPORTS

We make all of our filings with the Securities Exchange Commission ("SEC"), including this annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all related amendments, available free of charge on our website at *www.tbsship.com*, Investor Relations, SEC Filings. These reports are available soon after they are filed electronically with the SEC. Our SEC filings are also at the SEC's Public Reference Room at 100 F. Street, N.W., Washington, DC 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *http://www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

Additionally, our corporate governance materials, including the charters of the Audit, Compensation, and Nominating and Corporate Governance Committees; and the Code of Business Conduct and Ethics may also be found under the "Governance" section of our website at *www.tbsship.com*. A copy of the foregoing corporate governance materials is available free of charge upon written request. In addition, we intend to post on our website at *www.tbsship.com* any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, corporate controller and other employees performing similar functions within four business days following the date of such amendment or waiver.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in or incorporated by reference into this report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our Class A common shares could decline.

RISK FACTORS RELATING TO THE SHIPPING INDUSTRY

Costs and revenues in the shipping industry are volatile.

The shipping industry historically has experienced volatility in freight rates, the cost of fuel oil, the cost and availability of crew, port charges and currency exchange rates, as well as in vessel charter rates and values, due to changes in the level and pattern of global economic activity and the highly competitive nature of the world shipping industry. Changes to marine regulatory regimes in the ports at which our vessels call also may increase our costs. Our revenue is influenced by a number of factors that are difficult to predict with certainty, including global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, port congestion, canal closures, political developments, and armed conflicts, acts of terrorism, embargoes, and strikes. Demand for our transportation services is influenced by the demand for the goods we ship, including fertilizers, metal concentrates, steel products, aggregates and agricultural commodities, which in turn is affected by general economic conditions, commodity prices and competition. Steel products, agricultural commodities, metal concentrates, and aggregates accounted for approximately 34.8%, 17.4%, 14.9%, and 9.3%, respectively, of our total voyage revenues in 2007. A decrease in demand for these products could adversely affect our results of operations.

Our business depends to a significant degree on the stability and continued growth of the Asian economies.

Freight rates for ocean transport, whether computed on a spot or period basis, are currently at above average levels as compared to prior years, as are prices for both new and secondhand vessels. The strength of the shipping industry in the past several years has been attributable, to a significant degree, to the rapid growth of the Chinese economy. Economic growth in China has caused unprecedented demand for raw materials from Latin America, including iron ore, bauxite, soybeans, timber, zinc, manganese and copper. These raw materials generally are transported by ocean freight. The growth of the Chinese economy has stimulated growth in other Asian economies as well. The increased demands for trans-Pacific ocean freight have resulted in increased ocean freight shipping rates, charter rates and vessel values across the globe. Any pronounced slowdown or decline in the Chinese economy could be expected to have significant adverse effects on the economies of Latin American and Asian countries and on the demand for our services and could be expected to result in further declines in freight rates and on the value of our vessels. We expect that a significant decline in the Asian economies would have a materially adverse effect on our results of operations.

High or volatile oil prices could adversely affect the global economy and our results of operations.

As oil prices continue to rise over time, or experience periods of prolonged volatility, the global economy could weaken significantly. Global recession or depression would significantly reduce the demand for ocean freight while our fuel costs would be increasing. A significant reduction in the demand for ocean freight would have a material and adverse impact on our results of operations and financial condition.

In the highly competitive international shipping market, we may not be able to compete with new entrants or established companies with greater resources.

We employ our vessels in highly competitive markets that are capital-intensive and highly fragmented. Competition arises primarily from other vessel owners, many of whom have substantially greater resources than we have. Competition for the transportation of cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators. Due in part to the highly fragmented market, competitors with greater resources could enter our market and operate larger fleets through consolidation or acquisitions and may be able to offer lower rates and higher quality vessels than we are able to offer.

Worldwide increases in shipping capacity may reduce shipping rates, which could adversely affect our results of operations.

The worldwide supply of shipping capacity is influenced by the number of newbuilding deliveries, the scrapping of older vessels, vessel casualties and the number of vessels that are out of service. The market supply of shipping capacity has been increasing, and the number of newbuilding projects are near historic highs.

These newbuildings were delivered in significant numbers starting in 2006 and 2007, and we expect continued newbuilding deliveries in 2008 and 2009. An over-supply of shipping capacity may result in a reduction of shipping rates, which may adversely affect the profitability of our shipping services.

Failure to comply with international safety regulations could subject us to increased liability, adversely affect our insurance coverage and result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements of the International Maritime Organization's International Safety Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Any failure to comply with the ISM Code could subject us to increased liability, could invalidate existing insurance or decrease available insurance coverage for the affected vessels and could result in a denial of, access to, or detention in certain ports, all of which could materially and adversely affect our results of operations and liquidity.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance program, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and results in a material adverse effect on our business and operations.

Compliance with environmental and other laws and regulations could adversely affect our business.

Extensive and changing environmental protection and other laws and regulations directly affect the operation of our vessels. These laws and regulations take the form of international conventions and agreements, including the International Maritime Organization, or IMO, conventions and regulations and the International Convention for the Safety of Life at Sea, or SOLAS, which are applicable to all internationally trading vessels, and national, state and local laws and regulations, all of which are amended frequently. Under these laws and regulations, various governmental and quasi-governmental agencies and other regulatory authorities may require us to obtain permits, licenses and certificates in connection with our operations. Some countries in which we operate have laws that restrict the carriage of cargoes depending on the registry of a vessel, the nationality of its crew and prior and future ports of call, as well as other considerations relating to particular national interest. Changes in governmental regulations and safety or other equipment standards may require unbudgeted expenditures for alterations, special surveys, drydocking or the addition of new equipment for our vessels. Port authorities in various jurisdictions may demand that repairs be made before allowing a vessel to sail, even though that vessel may be certified as "in class" and in compliance with all relevant maritime conventions. Compliance with these laws and regulations may require significant expenditures, including expenses for ship modifications and changes in operating procedures or penalties for failure to comply with these laws and regulations, which could adversely affect our results of operations.

Pursuant to regulations promulgated by the U.S. Coast Guard, responsible parties (as defined in such regulations) must establish and maintain evidence of financial responsibility. The P&I Associations, which historically provided shipowners and operators financial assurance, have refused to furnish evidence of insurance to responsible parties, and therefore responsible parties have obtained financial assurance from other sources at additional cost, including evidence of surety bond, guaranty or by self-insurance. Any inability on our part to continue to comply with these Coast Guard regulations would have a material adverse effect on our results of operations.

Port State authorities in general and in certain jurisdictions in particular have become more active in inspecting older vessels visiting their ports and, in certain instances, demanding that repairs be made before allowing a vessel to sail, even though that vessel may be fully insured, in class and in compliance with all relevant maritime conventions including SOLAS. Vessels under certain flags are more likely to be subject to inspections by the Coast Guard. Additional expenses may be incurred for unscheduled repairs mandated by port state authorities.

The IMO has adopted regulations that are designed to reduce oil pollution in international waters. In complying with OPA 90 and IMO regulations and other regulations that may be adopted, shipowners and operators may be forced to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Additional laws and regulations may be adopted that could have a material adverse effect on our results of operations. In the United States and in other countries where we operate, we are subject to various federal, state or local environmental laws, ordinances and regulations and may be required to clean up environmental contamination resulting from a discharge of oil or hazardous substances, such as a discharge of fuel. We also may be held liable to a governmental entity or to third parties in connection with the contamination. These laws typically impose cleanup responsibility. Liability under these laws has been interpreted to be strict, joint and several, and subject to very limited statutory defenses. The costs of investigation, remediation or removal of such substances and damages resulting from such releases could be substantial and could adversely affect our results of operations.

The shipping industry has inherent operational risks, which may not be adequately covered by insurance.

The operation of any oceangoing vessel carries with it an inherent risk of marine disaster, environmental mishaps and collision or property losses. In the course of operating a vessel, marine disasters such as oil spills and other environmental mishaps, cargo loss or damage, business interruption due to political developments, labor disputes, strikes and adverse weather conditions could result in loss of revenues, liabilities or increased costs. We transport bulk cargoes such as fertilizer, salt and coal which, if not transported properly, could pose a risk to our vessels and to the environment. We cannot assure you that any insurance we maintain would be sufficient to cover the cost of damages or the loss of income resulting from a vessel being removed from operation or that any insurance claims would be paid or that insurance will be obtainable at reasonable rates in the future. Any significant loss or liability for which we are not insured, or for which our insurers fail to pay us, could have a material adverse effect on our financial condition. In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

Risk associated with the shipping industry could affect our business and reputation, which could adversely affect our results of operations and share price.

As mentioned above, the operation of ocean going vessels carries inherent risk of marine disaster and environmental mishaps. The involvement of our vessels in a marine disaster and environmental mishaps will harm our reputation as a safe and reliable vessel owner and operator and could have a material adverse effect on our financial condition and results of operations and adversely affect our share price.

Marine claimants could arrest our vessels, which could damage our on-time performance reputation and result in a loss of cash flow.

Under general maritime law in many jurisdictions, crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagors, suppliers of fuel, materials, goods and services to a vessel and shippers and consignees of cargo may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many circumstances, a maritime lien holder may bring an action to enforce its lien by "arresting" a vessel. In some jurisdictions, under the "sister ship" theory of liability, a claimant may arrest not only the vessel subject to the claimant's maritime lien, but also any "associated" vessel owned or controlled by the legal or beneficial owner of that vessel. The arrest of one or more of our vessels could result in a loss of cash flow or require us to pay substantial amounts to have the arrest lifted. Any interruption in our sailing schedule and our on-time performance could adversely affect our customer relationships.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our cash flows and results of operations.

RISKS FACTORS RELATING TO OUR BUSINESS

Our competitive advantage in niche markets may be eliminated.

Our fleet primarily consists of vessels suited to niche markets not efficiently served by container ships or large dry bulk vessels. If the markets in which we successfully compete upgrade their port infrastructure to accommodate larger vessels, or if the volume of cargo shipped from these markets increases sufficiently, container ships or large dry bulk vessels would be able to serve these markets more efficiently. Because operators of container ships and large dry bulk vessels have significantly lower costs per cargo ton than we do, their entry into our markets could result in increased price competition and affect our ability to maintain our rates. Our future operating results could be adversely affected if we are unable to identify and efficiently serve new niche markets in the face of more effective competition in our current markets.

We depend upon a limited number of customers for a large part of our revenue.

Our top ten customers by revenue, where we do have long term contracts, accounted for, in the aggregate, 37.6% of our total 2007 consolidated revenue. None of the customers accounted for more than 10% of revenue except for Dangote Industries Limited. If any of these customers were to significantly reduce the amount of cargoes shipped using our vessels, our results of operations could be adversely affected.

As our fleet ages, the risks associated with older vessels could adversely affect our operations.

In general, the costs to maintain an oceangoing vessel in good operating condition increase with the age of the vessel. As of December 31, 2007, the average age of the 36 vessels in our controlled fleet was 21 years. We estimate that the economic useful life of most multipurpose tweendeckers and handymax bulk carriers is approximately 30 years, depending on market conditions, the type of cargo being carried and the level of maintenance. Some of our dry bulk carriers are used to transport products such as coal, salt or fertilizer that may damage our vessels and reduce their useful lives, if we do not follow specified maintenance and cleaning routines. Older vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Due to improvements in engine technology, older vessels typically are less fuel-efficient than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel. Governmental regulations and safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that we will be able to operate our vessels profitably during the remainder of their projected useful lives or that we will be able to sell them profitably when we no longer can utilize them in our fleet.

We are subject to regulation and liability under environmental laws that could require significant expenditures and adversely affect our financial condition, results of operations and cash flows.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted, which could limit our ability to do business, cause us to incur the costs of retrofitting our vessels or result in financial penalties, thereby adversely affecting our financial condition, results of operations and cash flows.

We also are affected by the recently adopted requirements of the ISM Code. The ISM Code mandates an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating vessels safely and describing procedures for dealing with emergencies. Noncompliance with the ISM Code may subject shipowners or bareboat charterers to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, certain ports. Our owned vessels and Roymar, the technical manager for our vessels, are ISM Code certified. However, we cannot assure you that such certification will be maintained indefinitely.

We are required by various governmental and quasi-governmental agencies and other regulatory authorities to obtain permits, licenses and certificates in connection with our operations. Some countries in which we operate, have laws that restrict the carriage of cargoes depending on the registry of a vessel, the nationality of its crew and prior and future ports of call, as well as other considerations relating to particular national interest. We cannot assure you that any failure to comply with these requirements would not have a material adverse effect on our results of operations.

Vessel drydockings could adversely affect our operations.

We anticipate that we will have an average of approximately 14 vessels per year being drydocked, based on our current controlled fleet of 36 vessels and the requirement to drydock each vessel twice during a five-year cycle. During 2008, we expect to drydock 17 vessels. In addition, we will need to reposition our vessels or charter-in outside vessels to accommodate our drydocking schedule and business needs. Approximately 16 of our vessels regularly trade in the Atlantic and Middle East region; consequently, drydocking our vessels in Chinese shipyards require complex logistics planning. We are investigating having the drydockings done at shipyards closer to where some of our vessels trade. The loss of earnings while the vessel is being drydocked, as well as the repositioning of our vessels in response to the drydocking and the actual costs of the drydocking and possible charter-in expense in response to the drydocking, could have a material adverse effect on our cash flows and results of operations.

Our vessels may suffer damage and we may need to unexpectedly drydock a vessel, which could adversely affect our operations.

If a vessel suffers damage, it may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while the vessel is being repaired and the repositioning of our vessels in response to the unexpected drydocking, as well as the actual costs of the repairs, would have a material adverse effect on our cash flows and results of operations. We may not have insurance that is sufficient to cover all of these costs or losses.

Construction delays or mechanical faults could affect our ability to replace aging vessels or grow.

We depend on China Communications Construction Company and Nantong Yahua Shipbuilding Co. to construct and deliver the new multipurpose tweendeckers that we contracted to purchase on a timely basis and in good working order. The complicated nature of building these kinds of vessels involves risks. Delays or mechanical faults in vessel construction may affect our ability to increase cargo volumes on key routes or to win new customers and could necessitate unscheduled drydocks and repairs of vessels. Shipyard insolvency and other industrial actions could also delay or indefinitely postpone the timely delivery of new vessels. Construction delays or mechanical faults in new vessels could have a material adverse effect on our ability to replace aging vessels, our ability to grow, our cash flows and our results of operations.

There are few multipurpose tweendeckers available for purchase or hire at favorable rates.

Our current business strategy includes growing through the acquisition of additional multipurpose tweendeckers. We believe that only a limited number of vessels of this type have been built in the last 20 years, and suitable vessels are not regularly available for purchase. We must devote significant time and resources to identifying and inspecting suitable vessels. We cannot assure you that we will identify and acquire a sufficient quantity of vessels to maintain our fleet at its current size or support our growth strategy, or that we will be able to acquire or build suitable vessels at favorable prices or in a timely manner.

There are risks associated with the purchase and operation of secondhand vessels.

Part of our current business strategy involves growing through the purchase of secondhand vessels. Secondhand vessels generally carry no warranties from the sellers or manufacturers. Although we inspect secondhand vessels prior to purchase, an inspection normally would not provide us with the same knowledge about their condition that we would have if they had been built for and operated exclusively by us. Secondhand vessels may have conditions or defects that we were not aware of when we bought the vessel and that may require us to undertake costly repairs. These repairs may require us to put a vessel into drydock, which would reduce our fleet utilization. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels were being repaired and repositioned, as well as the actual cost of those repairs, would decrease our income from operations. We may not have insurance that is sufficient to cover all of these costs or losses and may have to pay drydocking costs not covered by our insurance. Our future operating results could be adversely affected if some of the secondhand vessels do not perform as we expect.

The market value of vessels can and does fluctuate significantly.

The market values of vessels is highly volatile and will continue to fluctuate depending on economic and market conditions affecting the shipping industry and prevailing charter hire rates, vessel supply and rates of vessel scrapping, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings. The market price for secondhand vessels during the past few years have been at an all-time high, and we have had to pay more to acquire vessels than in prior years. If the market value of our fleet declines, we may not be able to obtain additional financing or incur debt on terms that are acceptable to us or at all in connection with future vessel acquisitions or obtain additional debt financing for other purposes. A sharp decline in vessel values could cause us to breach some of the covenants contained in the financing agreements relating to our current indebtedness. If we breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our controlled fleet. If the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, that decline would result in a loss that would adversely affect our operating results.

We may not be able to grow or to effectively manage our growth.

A principal focus of our strategy is to continue to grow by increasing the number of vessels in our fleet and by taking advantage of changing market conditions, which may include increasing the frequency of service on routes we already operate or adding new routes and expanding into other regions. Our future growth will depend upon a number of factors, some of which we or our affiliated service company, TBS Commercial Group, can control and some of which we or TBS Commercial Group cannot control. These factors include our ability to:

- identify vessels for acquisitions;
- integrate any acquired vessels successfully with our existing operations;
- hire, train and retain qualified personnel to manage and operate our growing business and fleet;
- identify additional new markets and trade routes;
- recruit, train and retain the port captains and other local staff required for our affiliated service companies to provide the necessary level of service in any new or expanded markets;
- improve our operating and financial systems and controls; and
- obtain required financing for our existing and new operations on acceptable terms.

The failure to effectively identify, purchase, develop and integrate any newly acquired vessels could adversely affect our business, financial condition and results of operations. Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective.

In addition, as we expand our fleet, our service companies will need to hire suitable additional management and administrative personnel and our affiliated service companies will need to recruit and train port captains and other local staff necessary to meet the needs of our growing business. We cannot assure you that we will be able to hire suitable employees as we expand our business. If our operating and financial systems are not effective or we cannot recruit and retain suitable employees as we grow or our affiliated service companies cannot recruit and retain suitable employees, our future operations could be adversely affected.

We may be unable to pass along increased fuel costs to our customers.

A majority of our revenue is derived from freight voyages for which we bear the fuel expense, in contrast to charters, for which the charterer bears the fuel expense. Fuel expense represented approximately 43% of our voyage expense for the year ended December 31, 2007, compared to approximately 45% in the full year 2006 and 37% in the full year 2005. If we are unable to pass along increased fuel costs to our customers, high oil prices could adversely affect our results of operations.

Shortages of qualified crews, engineers and vessel captains could adversely affect our business.

Newbuilding programs, including our own, have increased the demand for qualified crew, engineers and vessel captains to work on our vessels, and stringent certification standards required by national and international regulations, such as "Standards of Training, Certification and Watchkeeping for Seafarers," promulgated by the IMO, make it difficult to recruit qualified crewmembers. We use three unaffiliated manning agents, Aboitiz Jebsen Bulk Transport Corp., Intermodal Shipping, Inc., and Magsaysay Maritime Corp. to provide Filipino officers and non-officers to crew our vessels. If we are unable to recruit and retain enough crew, engineers or vessel captains with the appropriate skills, we may be unable to satisfy any increased demand for our shipping services, which could have an adverse effect on our business, financial condition and results of operations.

Rising crew costs may adversely affect our results of operations.

Crew costs are a significant operating expense for our operations. Crewing costs have increased as wage levels have increased in non-U.S. markets and may continue to increase. The cost of employing suitable crew is unpredictable and fluctuates based on events outside our control, including the supply and demand for crew and the wages paid by other shipping companies. Any increase in crew costs may adversely affect our profitability.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code, or the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income. Our U.S. source shipping income will be subject to either a 4% U.S. federal income tax without allowance for any deductions or to a net basis tax, unless an exemption is available.

We currently qualify for exemption under Section 883 of the Code, because International and its subsidiaries currently are incorporated in jurisdictions that satisfy the country of organization requirement and we satisfy the publicly traded test by virtue of International's Class A common shares being primarily traded on the Nasdaq Global Select Market. Further, the aggregate ownership of all non-qualified 5% shareholders is less than 50% of the total value of the Class A common shares. If at any time we fail to satisfy the publicly traded test and we were unable to qualify for another applicable exemption, our U.S. source shipping income would be subject to U.S. federal income tax, either under the gross tax or net tax regime, each of which is described above.

Our ability to continue to qualify for the exemption depends on circumstances related to the ownership of our common shares that are beyond our control and on interpretations of existing regulations of the U.S. Treasury Department. In particular, if 50% or more of our Class A common shares are held by one or more non-qualified U.S. shareholders, each of whom owns 5% or more of the shares, the exemption would not be available. At December 31, 2007, non-qualified U.S. shareholders who own 5% or more of our shares owned an aggregate of 24.9% of our Class A common shares. We cannot assure you that we will qualify for exemption under Section 883 in the future.

Changes in the Code, the Treasury regulations or the interpretation thereof by the Internal Revenue Service or the courts could also adversely affect our ability to take advantage of the exemption under Section 883.

We may be treated as a passive foreign investment company in the future, which would result in adverse tax consequences to holders of our Class A common shares.

Based upon the nature of our current and projected income, assets and activities, we do not believe that we are, and we do not expect the Class A common shares to be considered shares of, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, the determination of whether the Class A common shares constitute shares of a PFIC is a factual determination made annually, and we cannot assure you that we will not be considered a PFIC in the future. If we are treated as a PFIC, a holder would be subject to special rules with respect to any gain realized on the sale or other disposition of the Class A common shares and any "excess distribution" by us to the holder (generally, any distribution during a taxable year in which distributions to the holder on the Class A common shares exceed 125% of the average annual taxable distribution the holder received on the Class A common shares during the preceding three taxable years or, if shorter, the holder's holding period for the Class A common shares). Under those rules, the gain or excess distribution would be allocated ratably over the holder's holding period for the Class A common shares, the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, the amount allocated to each other year (with certain exceptions) would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

The majority of our revenue is derived from operations outside the United States and may be adversely affected by actions taken by foreign governments or other forces or events over which we have no control.

We derive a significant portion of our voyage revenue from operations in Latin America, Asia, Africa and the Middle East. Our profitability will be affected by changing economic, political and social conditions in these regions. In particular, our operations may be affected by war, terrorism, expropriation of vessels, the imposition of taxes, increased regulation or other circumstances, any of which could reduce our profitability, impair our assets or cause us to curtail our operations. The economies of the Latin American countries where we conduct operations have been volatile and subject to prolonged, repeated downturns, recessions and depressions. Adverse economic or political developments or conflicts in these countries could have a material adverse effect on our operations.

We have experienced losses and filed for bankruptcy in 2000.

We have incurred net losses in 2002 and 2003 and filed for bankruptcy in 2000. Our ability to generate net income is influenced by a number of factors that are difficult to predict, including changes in global and regional economic conditions and international trade. For example, the losses and bankruptcy in 2000 were attributable in part to the acute decline in the Asian and South American economies in 1998 and 1999. Future losses may prevent us from implementing our growth strategies.

Foreign currency exchange rates may adversely affect our results.

We are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates. We incur approximately 9.1% of our operating expenses in currencies other than U.S. dollars. At December 31, 2007, approximately 6.7% of our outstanding accounts payable were denominated in currencies other than U.S. dollars. Therefore, when the U.S. dollar weakens in relation to the currencies of the countries where we incur expenses, our U.S. dollar reported expenses increase and our income will decrease. Changes in the relative values of currencies occur from time to time and may, in some instances, have a significant effect on our operating results.

RISKS FACTORS RELATING TO OUR CORPORATE STRUCTURE

International, the issuer of our common shares, is a holding company and depends on the ability of its subsidiaries to distribute funds to it in order to meet its financial obligations.

International, the issuer of our common shares, is a holding company with no significant assets other than the shares of capital stock of its subsidiaries that conduct all of its operations and own all of its vessels. International derives all of its cash flow from dividends and other payments from its subsidiaries, which in turn derive all of their cash flows from payments from their direct and indirect operations.

We have relied, and will continue to rely, to a significant degree upon affiliated service companies.

We have relied upon and continue to rely upon TBS Commercial Group, and Beacon Holding Ltd. ("Beacon") affiliated service companies, for agency services that are critical to our business. See section 7 and Management's Discussions and Analysis of Financial Condition and Results of Operations – Significant Related Party Transactions for additional information. TBS Commercial Group and Beacon employ sales and customer service professionals in more than 15 countries who meet regularly with shippers and consignees to anticipate the needs and address the concerns of our customers. Our business, results of operations and liquidity may be materially adversely affected if we lose our relationship with TBS Commercial Group or Beacon, or they become unable to perform these services or their key employees leave their respective company.

TBS Commercial Group is a privately held company, and there is little or no publicly available information about it.

The ability of TBS Commercial Group to continue providing critical services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair its financial strength and, because TBS Commercial Group is privately held, it is unlikely that information about its financial strength would become public. As a result, an investor in our Class A common shares might have little advance warning of problems affecting TBS Commercial Group, even though these problems could have a material adverse effect on us.

The interests of our controlling shareholders could be adverse to your interests as a public shareholder.

The individuals who control us and TBS Commercial Group could use their controlling interests in us and in TBS Commercial Group to shift revenues and operating income from us to TBS Commercial Group, for their individual benefit and contrary to the interests of our public shareholders. For example, these individuals could cause us to pay above-market fees to TBS Commercial Group or to permit TBS Commercial Group to take advantage of corporate opportunities. We cannot assure you that these potential conflicts of interest will be handled in the best interests of our public shareholders.

Agreements between us and our affiliated service company may be less favorable to us than agreements that we could obtain from unaffiliated third parties.

The individuals who control us and TBS Commercial Group have the ability, subject to the approval of the compensation committee of our board of directors, to amend the existing agreements to their benefit as owners of TBS Commercial Group and against the interests of our public shareholders. If that happens, our public shareholders may have difficulty enforcing their rights under Bermuda law. In addition, either party may terminate the agreements under which TBS Commercial Group provides these services to us.

RISK FACTORS RELATED TO OUR FINANCINGS

Our credit facilities currently impose, and it is possible that any additional debt incurred could impose, significant operating and financial restrictions on us.

Some of the restrictions contained in our credit facilities will limit our ability to:

- create certain liens;
- create, incur or assume additional indebtedness;

- make or hold certain investments;
- merge, dissolve, liquidate consolidate or dispose of all or substantially all of our assets;
- declare or pay dividends or make other distributions;
- purchase, redeem, or retire any capital stock or other equity interest or return any capital;
- materially change our business;
- engage in transactions with affiliates; and
- enter into burdensome agreements.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

Our credit facilities require us to maintain specified financial ratios and satisfy financial covenants.

We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants or our inability to maintain the required financial ratios under our credit facilities could result in a default. If a default occurs under any of our credit facilities, the lender could elect to declare that debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which constitutes all or substantially all of our assets. Moreover, any acceleration of the debt outstanding under the credit facilities or other agreement upon a declaration of default could result in a default under our other credit facilities.

If we default under any of our loan agreements, we could forfeit our rights in our vessels.

We have pledged substantially all of our vessels and related collateral as security to the lenders under our loan agreements. Default under any of these loan agreements, if not waived or modified, would permit the lenders to foreclose on the mortgages over the vessels and the related collateral, and we could lose our rights in the vessels and their charters.

RISK FACTORS RELATED TO OUR COMMON SHARES

We are a Bermuda company, and it may be difficult for shareholders to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions will provide for:

- restrictions on the time period in which directors may be nominated,
- our board of directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval, and
- an affirmative vote of the holders of shares carrying at least 66% of the votes attaching to our issued and outstanding shares for certain "business combination" transactions that have not been approved by our board of directors.

These provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our fleet is described in Item 1. Business - Fleet Overview. Most of our vessels are mortgaged to secure our credit facilities.

We lease three properties, two of which are used by TBS's service company subsidiaries Roymar and TBS Shipping Services for the administration of their operations, and the third is vacant land. Our principal office, which is leased through our subsidiary TBS Shipping Services is located in Yonkers, New York and is approximately 15,000 square feet. The office space is leased from our chairman and chief executive officer. In January 2008, we renegotiated the lease to allow TBS Shipping Services to have five one-year renewal options instead of five three-year renewal options as provided in the previous lease. This was done to give TBS Shipping Services more flexibility in developing its long term facility plan. The present lease expires December 31, 2008, and contains five one-year renewal options. The lease provides for same monthly rent of $20,000, plus operating expenses including real estate taxes. Through our subsidiary Roymar we lease approximately 10,520 square feet of office space located in Scarsdale, New York. Roymar renewed its lease under the first of two one-year renewal options though October 31, 2008. The lease requires Roymar to pay monthly rent of $25,058 and additional rent for real estate tax escalations. We also lease undeveloped land in the Calhoun County Navigation District, Port Comfort, Texas. The lease, which has a term of ten years expiring December 31, 2015, provides for monthly rent of $6,000.

We believe that our facilities are generally adequate for current and anticipated future use.

ITEM 3. LEGAL PROCEEDINGS

In connection with the acquisition of the vessel *Sea Pantheon* (renamed *Tamoyo Maiden),* the Company, through a subsidiary, sought damages for the cost of repairs and loss of hire related to ballast tank contamination discovered after delivery of the vessel. Arbitration proceedings took place in April 2006, before an arbitration tribunal selected by the Company and the seller, as disclosed in our quarterly report for the quarter ended June 30, 2006, filed with the SEC on August 10, 2006. On September 4, 2006, the Arbitrator issued a decision in our favor, finding that the seller was in breach of the contract and that the seller is responsible for the cost of repair and cleaning. We received an award of $1.0 million in November 2007.

We are periodically a defendant in cases involving personal injury, property damage claims and other matters that arise in the normal course of business. While any pending or threatened litigation has an element of uncertainty, we believe that the legal proceedings pending against us, individually or in the aggregate, will not materially adversely affect our consolidated financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of 2007, no matters were submitted to a vote of security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

From the start of trading of our stock on June 24, 2005, the Class A Common Shares of TBS International Limited traded on the NASDAQ Global Market (formerly the NASDAQ National Market) under the symbol "TBSI". We transferred the listing of our Class A Common Shares from the NASDAQ Global Market to the NASDAQ Global Select Market on October 11, 2007.

The following table sets forth for the periods indicated, since our initial public offering, the high and low prices for the common shares as reported on the NASDAQ Global Select Market:

Year Ended December 31, 2007	HIGH	LOW
Fourth Quarter	$ 71.03	$ 29.51
Third Quarter	$ 44.49	$ 27.71
Second Quarter	$ 28.40	$ 11.98
First Quarter	$ 11.99	$ 8.16

Year Ended December 31, 2006	HIGH	LOW
Fourth Quarter	$ 8.90	$ 7.44
Third Quarter	$ 7.81	$ 5.75
Second Quarter	$ 6.75	$ 5.33
First Quarter	$ 7.85	$ 6.05

Year Ended December 31, 2005	HIGH	LOW
Fourth Quarter	$ 10.98	$ 5.82
Third Quarter	$ 12.94	$ 9.21
Second Quarter	$ 10.15	$ 10.00

The graph below sets forth a comparison of the change in the cumulative total shareholder return on the Company's Class A common shares against the cumulative total return of the NASDAQ Composite Index, a broad-based market index, and the NASDAQ Transportation Index, a peer group of common stocks of companies in the transportation industry. The graph covers the period from the closing price on the date of our initial public offering (June 24, 2005) to the closing price on December 31, 2005, 2006 and 2007, assuming an initial investment of $100.

	June 24, 2005	December 31, 2005	December 31, 2006	December 31, 2007
TBS International Limited ("TBSI")	100.00	65.42	86.11	325.71
NASDAQ Transporation Index	100.00	117.70	124.67	129.06
NASDAQ Composite Index	100.00	107.21	117.42	128.94


$350
$300
$250
$200
$150
$100
$50
Dollars
TBSI
NASDAQ
Transportation
Index
NASDAQ
Composite Index
June 24, 2005
December 31, 2005
December 31, 2006
December 31, 2007
TBSI
NASDAQ Transportation Index
NASDAQ Composite Index

HOLDERS

As of March 5, 2008, there were 12,966 holders of record of our Class A Common Shares and 12 holders of record of our Class B Common Shares.

Dividend and Dividend Policy

We have not declared or paid and do not anticipate declaring or paying any cash dividends on our common shares in the foreseeable future. Because International is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends will depend on the earnings and cash flow of its subsidiaries and their ability to pay dividends to International. Provisions of our debt instrument and related loan agreements with The Royal Bank of Scotland prevent one of our subsidiaries from paying dividends to us. Provisions of our debt instrument and related loan agreements for our syndicated credit facility allow the subsidiaries borrowing under the credit facility to pay dividends to us but restrict us from declaring or making dividends or other distributions that would result in a default of the credit facility or exceed 50% of our prior year's consolidated net income. These restrictions may restrict International's ability to pay dividends on our common shares.

The timing and amount of future cash dividends, if any, would be determined by our board of directors and would depend upon our earnings, financial condition, cash requirements and obligations to lenders at the time. Pursuant to Bermuda law, we cannot declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that we are, or after the payment would be, unable to pay our liabilities as they become due, or that the realizable value of our assets would thereby be less than the aggregate of our liabilities, our issued share capital and our share premium accounts.

Equity Compensation Plans

Information regarding our equity compensation plans as of December 31, 2007 is disclosed in note "16 -- Stock Plans" to our consolidated financial statements.

Exchange Control

The Bermuda Monetary Authority has classified us as a non-resident of Bermuda for exchange control purposes. Accordingly, there are no Bermuda exchange control restrictions on our ability to engage in transactions in currencies other than Bermuda dollars, to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are shareholders, other than in Bermuda dollars. The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of our common shares to and between non-residents of Bermuda for exchange control purposes and for the issue or transfer of up to 20% of our shares to persons resident in Bermuda, provided our shares remain listed on an appointed stock exchange. The issue and transfer of more than 20% of our shares involving any persons resident in Bermuda for exchange control purposes may require prior authorization from the Bermuda Monetary Authority. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business.

Bermuda Taxation

Under current law, no income, withholding or other taxes or stamp, registration or other duties are imposed in Bermuda upon the issue, transfer or sale of our shares, or payments made in respect of the shares. As of the date hereof, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable in respect of capital gains realized on a disposition of securities issued by us or in respect of distribution by us with respect to our securities. There currently is no reciprocal tax treaty between Bermuda and the United States.

ITEM 6. SELECTED FINANCIAL DATA

The selected historical consolidated financial data presented below should be read in conjunction with the consolidated financial statements and notes thereto and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Report.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except for share and per share amounts)				
Revenue					
Voyage revenue	$ 264,193	$ 189,012	$ 175,596	$ 157,794	$ 119,528
Time charter revenue	88,365	63,114	71,456	50,746	23,625
Other revenue	3,047	1,460	979	267	193
Revenue	**355,605**	**253,586**	**248,031**	**208,807**	**143,346**
Operating expenses					
Voyage	92,482	83,254	75,291	60,692	52,454
Vessel	85,958	63,205	68,711	77,145	61,192
Depreciation and amortization of vessels and other fixed assets (1)	36,022	29,867	19,537	11,005	7,776
Management fees			2,624	4,414	3,864
General and administrative	38,703	27,256	17,618	7,347	6,464
Loss (gain) from sale of vessels (2)	814	(2,180)			9,905
Operating expenses	**253,979**	**201,402**	**183,781**	**160,603**	**141,655**
Income from operations	**101,626**	**52,184**	**64,250**	**48,204**	**1,691**
Other (expenses) and income					
Interest expense	(10,394)	(11,577)	(9,346)	(5,148)	(5,145)
Interest and other income	983	1,810	752	111	68
(Loss) gain on early extinguishment of debt (2) (3)		(3,357)			2,373
Gain on sale and insurance recovery of vessel (4)	6,034				
Deemed preference dividends and accretion					(829)
Total other (expenses) and income	(3,377)	(13,124)	(8,594)	(5,037)	(3,533)
Net (loss) income	**98,249**	**39,060**	**55,656**	**43,167**	**(1,842)**
Deemed preference dividends and accretion (7)					(797)
Amount allocated to participating preferred shareholders			(5,706)	(11,843)	
Net income (loss) available for common shareholders	**$ 98,249**	**$ 39,060**	**$ 49,950**	**$ 31,324**	**$ (2,639)**
Net (loss) income per common share					
Basic	$ 3.51	$ 1.40	$ 2.28	$ 3.07	$ (0.26)
Diluted	$ 3.50	$ 1.39	$ 2.05	$ 1.54	$ (0.26)
Weighted average common shares outstanding					
Basic (5)	28,029,340	27,998,843	21,870,160	10,187,795	10,187,795
Diluted (5) (6)	28,066,736	28,088,310	24,310,909	20,385,775	10,187,795

	December 31,				
	2007	2006	2005	2004	2003
			(In thousands)		
Balance Sheet Data:					
Cash and cash equivalents	$ 30,498	$ 12,007	$ 27,158	$ 21,674	$ 8,641
Working capital	1,744	(3,816)	(866)	10,831	8,663
Total assets	559,113	403,091	344,671	159,929	83,610
Long-term debt, including current portion	180,166	125,804	105,737	38,511	6,097
Obligations under capital leases, including current portion		21,355	24,703	34,642	42,637
Mandatorily redeemable preference shares (7)					14,382
Total shareholders' equity	319,563	223,604	184,207	65,996	8,597

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Other Operating Data:					
Controlled vessels (at end of period) (8)	36	34	31	18	13
Chartered vessels (at end of period) (9)	1	1	6	10	11
Voyage Days (10)	11,868	12,119	10,885	8,892	9,033
Vessel days (11)	13,236	12,701	11,264	9,138	9,116
Tons of cargo shipped (12)	6,621	4,368	3,170	3,658	5,907
Revenue per ton (13)	$ 39.90	$ 43.27	$ 55.39	$ 43.13	$ 20.24
Tons of cargo shipped, excluding aggregates (12)(14)	3,447	3,227	3,092	2,837	2,582
Revenue per ton, excluding aggregates (14)	$ 69.52	$ 55.25	$ 56.58	$ 52.79	$ 39.27
Chartered-out days	3,659	4,301	4,257	2,780	2,439
Chartered-out rate per day	$ 24,150	$ 14,674	$ 16,785	$ 18,254	$ 9,686

(1) Depreciation and amortization expense through December 31, 2004 was computed on the basis of 25-year useful lives for our vessels and, beginning on January 1, 2005 was computed on the basis of 30-year useful lives for our vessels. The change in estimated useful life reflects a change in the industry's expected commercial life of a vessel, as demonstrated by the strong market prices realized on older vessels. The impact of this change in estimate for 2007, 2006 and 2005 increased our net income by $38.9 million, $37.2 million and $19.1 million, respectively. Approximately 68% or $26.3 million of the $38.9 million impact of the change in estimate for 2007, approximately 69% or $25.7 million of the $37.2 million impact of the change in estimate for 2006, and approximately 59% or $11.3 million of the $19.1 million impact of the change in estimate for 2005, relates to vessels that we acquired after we made the change. As a result of this change in estimate, basic earnings per share and diluted earnings per share increased by $1.39 per share and $1.39 per share, respectively, for the year ended December 31, 2007, $1.33 per share and $1.32 per share, respectively, for the year ended December 31, 2006 and $0.87 per share and $0.78 per share, respectively, for the year ended December 31, 2005. Excluding vessels acquired after the change in estimate subsequent to 2004, the impact of this change in estimate increased net income, basic earnings per share and diluted earnings per share by $12.6 million, $0.45 per share and $0.45 per share, respectively, for the year ended December 31, 2007, $11.5 million, $0.41 per share and $0.41 per share, respectively, for the year ended December 31, 2006 and $7.8 million, $0.36 per share and $0.32 per share, respectively, for the year ended December 31, 2005.

(2) The 2007 and 2006 loss (gain) on sale of vessels represents the loss on the sale of the *Maya Princess* of $0.8 million and gain on the sale of the *Dakota Belle* of $2.2 million. In 2003, the amount of loss on sale of vessels represents the excess of the book value over the price paid to us for the seven vessels that we sold in December 2003 and one vessel that we sold in October 2003. We used the proceeds from the December 2003 sale to repurchase outstanding senior secured debt relating to the sold vessels, on which we recorded a gain of $2.4 million that was reported as gain on early extinguishment of debt.

(3) In 2006 the loss on early extinguishment of debt represents the write-off of unamortized debt finance costs of $1.3 million and the payment of loan prepayment fees of $2.1 million when we repaid most of our then existing credit facilities in July 2006 with our $140.0 million syndicated credit facility.

(4) For the year ended December 31, 2007, we had a gain on the sale and insurance recovery of the *Huron Maiden*. The vessel was severely damaged in a grounding accident on an uncharted rock while on passage near Indonesia on March 9, 2007. On April 4, 2007, the vessel was declared a constructive total loss. Accordingly, we received a net amount of $8.0 million from our Hull & Machinery/ Increased Value insurances after a scrap value credit of $2.0 million. We retained the proceeds on the sale of the vessel for scrap, which was sold and delivered to the buyer on May 4, 2007 for $2.8 million. After expenses in connection with the accident and the sale of the vessel of approximately $1.2 million we realized a gain on the casualty and sale of the vessel of approximately $6.0 million.

(5) Basic and diluted weighted average common shares for 2002 through 2004 reflect the 2.5 to 1 adjustment for the consolidation and redesignation of common shares made June 29, 2005. See notes "14 - Equity Transactions" and "18 - Earnings Per Share" to our consolidated financial statements.

(6) Diluted weighted average common shares outstanding for 2007 and 2006 includes 37,396 and 89,467 weighted average common shares, respectively, relating to the restricted Class A common shares granted to our employees and independent directors. Diluted weighted average common shares outstanding for 2005 includes 2,387,497 weighted average common shares issuable under the exercise of warrants and 53,252 weighted average common shares relating to the restricted Class A common shares granted to our chief financial officer and to our independent directors at the time of our initial public offering. Diluted weighted average common shares outstanding for 2004 includes 10,197,980 common shares issuable on the exercise of exercisable warrants.

(7) Mandatorily redeemable preference shares were classified as a liability as of December 31, 2003 in accordance with FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which became effective for us during the third quarter ended September 30, 2003.

(8) Controlled vessels are vessels that we own or charter-in with an option to purchase. As of December 31, 2007, two vessels in our controlled fleet were chartered-in with an option to purchase.

(9) Represents both vessels that we charter-in under short-term charters (less than one year at the start of the charter) and charter-in of vessels under long-term charters without an option to purchase.

(10) Represents the number of days controlled and time-chartered vessels were operated by us, excluding off-hire days.

(11) Represents the number of days that relate to vessel expense for controlled and time-chartered vessels. Vessel expense relating to controlled vessels is based on a 365-day year. Vessel expense relating to chartered-in vessels is based on the actual number of days we operated the vessel, excluding off-hire days.

(12) In thousands.

(13) Revenue per ton is a measurement unit for cargo carried that is dependent upon the weight of the cargo and has been calculated using number of tons on which revenue is calculated, excluding time charter revenue.

(14) Aggregates represent high-volume, low-freighted cargo. Including aggregates, therefore, can overstate the amount of tons that we carry on a regular basis and reduce our revenue per ton. We regularly carried aggregates in all years except 2005 when we temporarily suspended the transport of aggregates. We believe that the exclusion of aggregates better reflects our cargo shipped and revenue per ton data for our principal services.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following is a discussion of our financial condition at December 31, 2007 and 2006 and our results of operations comparing the years ended December 31, 2007 and 2006 and years ended December 31, 2006 and 2005. You should read this section in conjunction with our consolidated financial statements including the related notes to those financial statements included elsewhere in this Annual Report.

OVERVIEW

We are an ocean transportation services company that offers worldwide shipping solutions through liner, parcel, bulk and vessel chartering services. We offer our services globally in more than 15 countries to over 300 customers through a network of affiliated service companies.

Our financial results are largely driven by the following factors:

- macroeconomic conditions in the geographic regions where we operate;
- general economic conditions in the industries in which our customers operate;
- changes in our freight and sub-time charter rates - rates we charge for vessels we charter out - and, in periods when our voyage and vessel expenses increase, our ability to raise our rates to pass such cost increases through to our customers;
- the extent to which we are able to efficiently utilize our controlled fleet and optimize its capacity; and
- the extent to which we can control our fixed and variable costs, including those for port charges, stevedore and other cargo-related expenses, fuel, and commission expenses.

DRYDOCKING

Since December 31, 2004, our fleet has grown from 18 to 36 vessels. These vessels must be drydocked twice during a five -year cycle. Thus, our controlled fleet of 36 vessels at December 31, 2007, would result in 72 drydockings over five years or an average of 14 vessels per year. The vessels that we acquired in expanding our fleet were of varying ages and had differing drydock and survey positions; consequently, we experienced increased drydocking days in 2007 relative to prior years.

We strive to maintain and upgrade our vessels to the highest standards. The vessels in our fleet have an average age of 21 years; accordingly, we have decided to accelerate the timing of steel renewals and reinforcements on many of the vessels scheduled for drydocking in 2007 and 2008. We expect that these renewals and reinforcements would have been required in the next five to ten years.

In addition, we invested approximately $4.2 million to retrofit the *Seminole Princess* and *Laguna Belle* by installing tweendecks in three holds in each vessel. The retrofittings of the *Seminole Princess* and *Laguna Belle* were completed in July 2007 and October 2007, respectively, and gives us extra flexibility in employing these vessels in our business.

During 2007, 21 vessels, requiring approximately 5,250 metric tons of steel, were in drydock for 1,044 days. A summary by quarter is as follows:

	Number of vessels entering drydock during quarter	Number of drydock days during quarter	Approximate metric tons of steel installed
First Quarter 2007	7	212	1,673
Second Quarter 2007	7	350	1,882
Third Quarter 2007 (a)	5	261	585
Fourth Quarter 2007	4	221	1,100
Total for 2007		1,044	5,240

(a) Includes a second drydock of the *Tayrona Princess* and *Apache Maiden*, which had drydocked for a period during the first quarter. A total of 21 vessels were drydocked during 2007.

The number of drydocking days in 2007 include 246 days for the *Biloxi Belle, Tayrona Princess* and *Apache Maiden*. The *Biloxi Belle* required more work than initially anticipated and we experienced problems at the initial repair shipyard used to drydock the *Tayrona Princess* and *Apache Maiden*. Consequently, we needed to drydock the *Tayrona Princess* and *Apache Maiden* a second time at a different repair shipyard. The 2007 drydocking days also included extra days during the drydocking of the *Seminole Princess* and *Laguna Belle* for the installation of retractable decks in three of the cargo holds in each vessel, converting these ships from bulk carriers to tweendeckers. Total drydock days for the *Seminole Princess* and *Laguna Belle* were 149 days. Excluding the drydock days for these five vessels, which totaled 395 days, dry dock for the remaining 16 vessels was 649 days.

Our preliminary quarterly drydock schedule of vessels anticipated to be drydocked during 2008, including estimated number of drydock days and metric tons of steel renewal, is as follows:

	Anticipated Number of vessels entering drydock during quarter	Anticipated Number of drydock days during quarter	Estimated metric tons of steel to be installed
First Quarter 2008	5	139	880
Second Quarter 2008	5	179	880
Third Quarter 2008	3	93	205
Fourth Quarter 2008	4	115	760
Total for 2008	17	526	2,725

We estimate that vessel drydockings that require less than 75 metric tons of steel renewal will take from 25 to 30 days and that vessel drydockings that require 100 to 500 metric tons of steel renewal will take from 40 to 65 days. Our estimates are based on current and anticipated congestion in the Chinese repair shipyards, which could be adversely affected by any unanticipated weather or congestion in the shipyard. Further, our 2008 drydock schedule is subject to changes based on unanticipated commercial needs of our business.

COMPONENTS OF REVENUE AND EXPENSE

We report our revenue as voyage revenue reflecting the operations of our vessels in our principal services transporting customers' cargo, and charter revenue reflecting the operations of our vessels that have been chartered out to third parties. Voyage revenue and expenses for each reporting period include estimates for voyages in progress at the end of the period. Estimated profits from voyages in progress are recognized on a percentage of completion basis by prorating the estimated total final voyage revenue and expenses using the ratio of voyage days completed through period end to total voyage days. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different from the method of recognizing such costs as incurred in accordance with EITF Issue 91-9, method 5, on both a quarterly and annual basis. When a loss is forecast for a voyage, the full amount of the anticipated loss is recognized in the period in which that determination is made. Revenue from time charters in progress is calculated using the daily charter hire rate, net of daily expenses, multiplied by the number of voyage days on-hire through period end. Vessel operating expenses for both voyage and time charters are expensed as incurred.

Voyage revenue consists of freight charges paid to our subsidiaries for the transport of customers' cargo. The key factors driving voyage revenue are the number of vessels in the fleet, freight voyage days, revenue tons and the freight rates.

Time charter revenue consists of a negotiated daily hire rate for the duration of a charter. The key factors driving time charter revenue are the number of days vessels are chartered out and the daily charter hire rates.

Voyage expenses consist primarily of fuel, port costs, stevedoring, commissions and lashing materials, which are paid by our subsidiaries.

Vessel expenses are vessel operating expenses that consist of crewing, stores, lube oil, repairs and maintenance including registration taxes and fees, insurance and communication expenses for vessels we control, charter hire fees we pay to owners for use of their vessels and space charters (relets). The costs are paid by our subsidiaries.

Depreciation and amortization expense is computed for vessels and vessel improvements on the remaining useful life of each vessel, which is estimated as the period from the date we put the vessel into service to the date 30 years from the time that the vessel was initially delivered by the shipyard. Drydock costs are amortized on a straight-line basis over the period through the date of the next drydocking which is typically 30 months. Other fixed assets, consisting principally of computer hardware, software and office equipment are depreciated on a straight-line basis using useful lives of from three to seven years. Grabs are depreciated on a straight-line basis using useful lives of ten years. Vessel leasehold improvements, which are included with vessel improvements and other equipment, are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

Management fees The Company uses two subsidiary management companies to perform all its operational functions. Roymar provides technical ship management (obtaining crews, coordinating maintenance and repairs, drydocking, etc.) and receives a monthly, per vessel, management fee of $12,029. TBS Shipping Services provides operational management (arranging insurance, claims processing, general administrative services and port agent services) and commercial agency services. A monthly, per vessel management fee of $8,447 is paid for operational management services and a commission of approximately 2.5% of revenue is paid for commercial agency services. Management fees paid to Roymar and TBS Shipping Services and commissions paid to TBS Shipping Services are fixed under agreements that originally were negotiated during our Chapter 11 proceeding, which we emerged from in February 2001. After June 2005, when we purchased all the stock of TBS Shipping Services and Roymar, management fees and intercompany commissions have been eliminated in consolidation.

Commissions on freight and port agency fees are paid to TBS Commercial Group, which is a company that is owned by our principal shareholders. Management fees and commissions paid to TBS Commercial Group are fixed under agreements that originally were negotiated during our Chapter 11 proceeding with representatives of the holders of our then outstanding First Preferred Ship Mortgage Notes and were approved by our board of directors. Renewal of the current management agreements with TBS Commercial Group and approval of any new management agreements or amendments to the current management agreements with TBS Commercial Group are subject to approval by the compensation committee of our board of directors. The compensation committee of our board of directors approved, effective October 1, 2007, additional commissions of 1.25% of freight revenue for commercial agency services provided by subsidiaries of TBS Commercial Group and an increase of approximately 33 1/3% in port agency fees for agency services provided by most subsidiaries of TBS Commercial Group and Beacon. A higher increase was approved for the Brazilian and Colombian agents to reflect the greater currency appreciation that occurred in those countries.

LACK OF HISTORICAL OPERATING DATA FOR VESSELS BEFORE THEIR ACQUISITION

Consistent with shipping industry practices, there is no historical financial due diligence process when we acquire vessels other than the inspection of the physical condition of the vessels and examinations of classification society records. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability.

Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel and does not provide for financial information or historical results for the vessel to be made available to the buyer. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel, whether acquired with or without charter, as the acquisition of an asset rather than a business. Due to the differences between the prior owners of these vessels and the Company with respect to the routes we operate, the shippers and consignees we serve, the cargoes we carry, the freight rates and charter hire rates we charge and the costs we incur in operating our vessels, we believe that our operating results will be significantly different from the operating results of the vessels while owned by the prior owners.

The Financial Accounting Standards Board issued Emerging Issues Task Force (EITF) 98-3 states that "for a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its output to customers." The purchase of a vessel alone cannot operate or generate revenue or constitute a business operation without the significant inputs and processes that we provide, as described below:

- We provide our own captains, senior officers and crew to the vessels.
- The vessels are managed by our subsidiary Roymar. All of the functions of vessel management, from technical ship management to crewing, vessel maintenance and drydocking, are conducted by Roymar, in a manner different from the prior manager, according to our exacting standards.
- The necessary commercial activities - maintaining customer relationships, providing local teams of commercial agents and port captains, offering transportation management skills and logistics solutions -- are provided by our subsidiary TBS Shipping Services and our affiliate TBS Commercial Group in a manner different from the former owners.
- The vessels will operate under our trade name and carry our distinctive Native Peoples' naming convention.

The revenue-producing activity of the vessels we purchase will be generated from carrying cargoes for our customers on the routes we serve. The vessels we purchase are operated by different parties than their former owners, serve different customers, carry different cargoes, charge different rates, cover different routes and, in all respects engage in a different business with different revenues, costs and operating margins.

In short, all of the most important elements of operating the assets -- in fact, all of the elements of the business of ocean transportation other than the vessels themselves -- are not being purchased with the vessels but will depend on our skill and expertise.

RESULTS OF OPERATIONS

Year ended December 31, 2007 compared to year ended December 31, 2006

	Year Ended December 31,				Increase (Decrease)	
	2007		2006			
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	Percentage
Voyage revenue	$ 264,193	74.3	$ 189,012	74.5	$ 75,181	39.8
Time charter revenue	88,365	24.8	63,114	24.9	25,251	40.0
Other revenue	3,047	0.9	1,460	0.6	1,587	108.7
Total revenue	355,605	100.0	253,586	100.0	102,019	40.2
Voyage expense	92,482	26.0	83,254	32.8	9,228	11.1
Vessel expense	85,958	24.2	63,205	24.9	22,753	36.0
Depreciation and amortization	36,022	10.1	29,867	11.8	6,155	20.6
General and administrative	38,703	10.9	27,256	10.8	11,447	42.0
Loss (Gain) from sale of vessel	814	0.2	(2,180)	(0.9)	2,994	(137.3)
Total operating expenses	253,979	71.4	201,402	79.4	52,577	26.1
Income from operations	101,626	28.6	52,184	20.6	49,442	94.7
Other (expenses) and income						
Interest expense	(10,394)	(2.9)	(11,577)	(4.6)	1,183	(10.2)
Loss on early extinguishment of debt			(3,357)	(1.3)	3,357	(100.0)
Gain on sale and insurance recovery of vessel	6,034	1.7			6,034	
Interest and other income	983	0.3	1,810	0.7	(827)	(45.7)
Net income	**$ 98,249**	**27.7**	**$ 39,060**	**15.4**	**$ 59,189**	**151.5**

Voyage revenue

Voyage revenue for 2007 as compared to 2006 increased 39.8% primarily due to an increase in revenue tons carried offset by a decrease in freight rates. As mentioned in components of revenue and expense above, the key factors driving voyage revenue are revenue tons, freight rates, freight voyage days, and the number of vessels in the fleet.

Revenue tons carried for 2007 as compared to 2006 increased 2,253,694 tons or 51.6% to 6,621,473 tons for 2007 from 4,367,779 tons for 2006. We expanded our TBS Middle East service in 2007, which increased the aggregate bulk cargo we carried and, consequently, was the principal reason for the increase in revenue tons. We also started the Mediterranean Service during the third quarter of 2007, which increased the number of voyages and, consequently, the revenue tons carried during 2007 as compared to 2006.

Freight rates, not under contracts, are set by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels. Average freight rates for 2007, as compared to 2006, decreased $3.37 per ton or 7.8% to $39.90 per ton for 2007 from $43.27 per ton for 2006. The decrease in average freight rates in 2007 was principally caused by an increase in the proportion of low freighted aggregates carried to the total revenue tons carried. Excluding this type of bulk cargo, average freight rates would have been $69.52 per ton and $55.25 per ton for 2007 and 2006, respectively. The table below shows the revenue tons carried for all cargos, cargos excluding aggregates and only aggregate bulk cargo carried.

For 2007 and 2006 we had contracts of affreightment under which we carried approximately 4,213,506 and 1,947,261 revenue tons and generated $89.6 million and $56.1 million of voyage revenue, respectively. Contracts of affreightment outstanding at December 31, 2007 expire through May 2009.

The weighted average number of vessels in the fleet, freight voyage days and days on hire, excluding vessels time chartered out, revenue tons carried, and freight rates for the years 2007 and 2006 are as follows:

	Year Ended December 31,	
	2007	2006
Average number of vessels (1)	22	21
Freight voyage days (2)	8,209	7,818
Days on hire (3)	8,292	8,102
Revenue tons carried (4)		
For all cargoes	6,621,473	4,367,779
Excluding aggregates	3,447,014	3,226,949
Aggregates	3,174,459	1,140,830
Freight Rates (5)		
For all cargoes	$ 39.90	$ 43.27
Excluding aggregates	$ 69.52	$ 55.25
Daily time charter equivalent rates (6)	$ 20,679	$ 12,650

(1) Weighted average number of vessels in the fleet, not including vessels chartered out.

(2) Number of days that our vessels were earning revenue, not including vessels chartered out.

(3) Number of days that our vessels were available for hire, not including vessels chartered out.

(4) Revenue tons is a ton measurement on which shipments are freighted. Cargoes are rated as weight (based on metric tons) or measure (based on cubic meters); whichever produces the higher revenue will be considered the revenue ton.

(5) Weighted average freight rates measured in dollars per ton.

(6) Time Charter Equivalent or "TCE" rates are defined as voyage revenue less voyage expenses during the year divided by the number of available days during the year. Voyage expenses include the following expenses: fuel, port call, commissions, stevedore and other cargo related and miscellaneous voyage expenses. No deduction is made for vessel or general and administrative expenses. TCE is an industry standard for measuring and analyzing fluctuations between financial periods and as a method of equating TCE revenue generated from a voyage charter to time charter revenue.

The following table shows revenues attributed to our principal cargoes:

	Year Ended December 31,					
	2007		2006		Increase (Decrease)	
Description	In Thousands	As a % of Total Voyage Revenue	In Thousands	As a % of Total Voyage Revenue	In Thousands	Percentage
Steel products	$ 91,812	34.8	$ 68,921	36.5	$ 22,891	33.2
Agricultural products	46,011	17.4	23,152	12.2	22,859	98.7
Metal concentrates	39,264	14.9	27,473	14.5	11,791	42.9
Aggregates	24,573	9.3	10,719	5.7	13,854	129.2
Other bulk cargo	20,159	7.6	14,308	7.6	5,851	40.9
Rolling stock	13,119	5.0	9,739	5.2	3,380	34.7
Fertilizers	10,001	3.8	6,499	3.4	3,502	53.9
General cargo	5,776	2.2	6,878	3.6	(1,102)	(16.0)
Automotive products	5,348	2.0	4,568	2.4	780	17.1
Project cargo	2,763	1.0	11,884	6.3	(9,121)	(76.8)
Other	5,367	2.0	4,871	2.6	496	10.2
Total voyage revenue	**$ 264,193**	**100.0**	**$ 189,012**	**100.0**	**$ 75,181**	**39.8**

Time charter revenue

Time charter revenue increased 40.0% for 2007 as compared to 2006. As mentioned in components of revenue and expense above, the key factors driving time charter revenue are the number of days that vessels are chartered out and the daily charter hire rates.

Average charter hire rate increased $9,476 per day, or 64.6%, to $24,150 per day for 2007 from $14,674 per day for 2006. Charter hire rates are set, to a significant degree, by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels. The increase in average time charter rates for 2007 as compared to 2006 is reflective of the strong worldwide shipping markets.

During 2007 we chartered-out fewer vessels due to the increased use of our controlled vessels in our established voyage business and the reduced number of vessels available due to a heavy 2007 drydock schedule; accordingly, time charter days decreased.

During 2007 and 2006, we had two vessels (the *Navajo Princess* and *Inca Maiden*) chartered-out with NYK, since January 2004 and November 2003, respectively. These charters are renewable every six months. The average daily rate for both vessels for 2007 was $16,869 and for 2006 $14,218, which made up $11.6 million and $10.1 million of time charter revenue, respectively. At December 31, 2007, these time charters expire through September and July 2008, respectively.

The number of vessels time chartered out, time charter days, and daily charter rates for the years 2007 and 2006 are as follows:

	Year Ended December 31,	
	2007	2006
Number of vessels (1)	10	12
Time Charter days (2)	3,659	4,301
Daily charter hire rates (3)	$ 24,150	$ 14,674
Daily time charter equilvent rates (4)	$ 22,374	$ 13,604

(1) Weighted average number of vessels chartered out.

(2) Number of days vessels earned charter hire.

(3) Weighted average charter hire rates.

(4) Time Charter Equivalent or "TCE" rates for vessels that are time chartered out, are defined as time charter revenue during the year reduced by commissions divided by the number of available days during the year. No deduction is made for vessel or general and administrative expenses. TCE is an industry standard for measuring and analyzing fluctuations between financial periods and as a method of equating TCE revenue generated from a voyage charter to time charter revenue. No voyage expenses are deducted because they are not applicable.

The following table shows the change in the number of freight voyage days and time charter out days for 2007 as compared to 2006.

	Twelve Months Ended December 31,			
	2007	2006	Increase (Decrease)	
Freight voyage days	8,209	7,818	391	5.0%
Time charter out days	3,659	4,301	(642)	-14.9%
Total voyage days	**11,868**	**12,119**	**(251)**	**-2.1%**

Voyage expense

Voyage expense consists of costs attributable to specific voyages. The number of voyage days is a significant determinant of voyage expense as well as commissions and bunker fuel costs.

The principal components of voyage expense are as follows:

	Year Ended December 31,								
	2007			2006			Increase (Decrease)		
	In Thousands	As a % of Voyage Expense	As a % of Revenue	In Thousands	As a % of Voyage Expense	As a % of Revenue	In Thousands	Percentage	As a % of Revenue
Fuel expense	$ 39,427	42.6	11.1	$ 37,041	44.5	14.6	$ 2,386	6.4	(3.5)
Commission expense	16,285	17.6	4.6	10,365	12.4	4.1	5,920	57.1	0.5
Port call expense	17,225	18.6	4.8	17,023	20.4	6.7	202	1.2	(1.9)
Stevedore and other cargo-related expense	11,072	12.0	3.1	11,968	14.4	4.7	(896)	(7.5)	(1.6)
Miscellaneous voyage expense	8,473	9.2	2.4	6,857	8.3	2.7	1,616	23.6	(0.3)
Voyage expense	**$ 92,482**	**100.0**	**26.0**	**$ 83,254**	**100.0**	**32.8**	**$ 9,228**	**11.1**	**(6.8)**

Voyage expense increased 11.1% for 2007 as compared to 2006, principally due to an increase in commission and fuel expense.

The 6.8% decrease in voyage expense as a percentage of total revenue to 26.0% of total revenue for 2007 as compared to 32.8% of total revenue for 2006, was primarily due to the increase in revenue, which increased at a rate greater than voyage expense.

Commission expense is based on the amount of revenue. The 57.1% increase in commission expense for 2007 as compared to 2006 was primarily due to the increase in revenue, and to a lesser extent, an increase in the rate of commissions paid to our unconsolidated affiliate TBS Commercial Group that was effective October 1, 2007.

The 6.4% increase in fuel expense was due to an increase in the average price per metric ton ("MT") partially offset by a decrease in consumption. For 2007, the average price per MT increased to $402 per MT as compared to $367 per MT for 2006. Consumption decreased for 2007 to 97,985 MT from 100,930 MT for 2006. Average fuel cost per freight voyage day was $4,803 during 2007 and $4,738 during 2006.

Port call expense for 2007 as compared to 2006 was flat. The key factors driving port call expense are the number of port calls, port days and the cost structure of the ports called on. The number of port calls increased to 894 port calls for 2007 from 853 port calls for 2006, primarily due to the commencement of the TBS Mediterranean Service, which began during the third quarter 2007. However, the number of port days remained relatively unchanged at 3,970 port days for 2007 and 3,969 port days for 2006.

The 7.5% decrease in stevedore and other cargo-related expense for 2007 as compared to 2006 was primarily due to a change in the mix of revenue booked under different shipping terms. Stevedore and other cargo-related expenses fluctuate based on cargo volumes and the shipping terms under which the cargo is booked. The increase in stevedore and other cargo-related costs due to the increase in cargo volumes was offset by an increase in cargo booked under "free-in free-out" terms. For analysis purposes we group cargoes into three categories: (1) cargo booked under "free-in free-out" terms which are shipments that the customer pays all or part of the costs of loading and unloading, (2) cargo booked under "full liner" terms, which are shipments where we bear the costs of loading and unloading and (3) a combination of free-in free-out and full liner terms.

The 23.6% increase in miscellaneous voyage expense for 2007 as compared to 2006 was principally due to an increase in despatch and higher container overhead costs. Despatch is an incentive payment we pay to a charterer when cargo is loaded and unloaded faster than agreed.

Vessel expense

Vessel expense consists of costs we incur to own and maintain our fleet such as maintenance, insurance, and crewing expenses and charter hire for vessels that we charter in, that are not allocated to a specific voyage.

The following table sets forth the basic components of vessel expense:

	Year Ended December 31,					
	2007		2006		Increase (Decrease)	
	In Thousands	As a % of Vessel Expense	In Thousands	As a % of Vessel Expense	In Thousands	Percentage
Chartered-in vessel expense........	$ 22,905	26.6	$ 16,503	26.1	$ 6,402	38.8
Owned vessel expense	56,856	66.1	44,750	70.8	12,106	27.1
Controlled vessel expense	6,073	7.1			6,073	
Space charter expense	124	0.2	1,952	3.1	(1,828)	(93.6)
Vessel expense	**$ 85,958**	**100.0**	**$ 63,205**	**100.0**	**$ 22,753**	**36.0**

The 36.0% increase in vessel expense in 2007 as compared to 2006 was primarily due to an increase in our owned and controlled vessels expense and increased hire rates that we paid for chartered-in vessels.

The 38.8% increase in chartered-in vessels in 2007 as compared to 2006 was due to the average charter-in rate per day we paid to charter in vessels increasing $9,667 per day to $ 24,629 per day for 2007 as compared to $14,962 per day for 2006. The higher cost due to the increase in charter-in rates was partially offset by a decrease in days that vessels were chartered-in. We chartered-in vessels for 930 days during 2007 as compared to 1,103 days during 2006 because of an increase in our controlled fleet, which decreased our demand for charter-in vessels.

The 27.1% increase in owned vessel expense in 2007 as compared to 2006 was due to an increase in the average operating expense day rate of $762 per day to $4,620 for 2007 as compared to $3,858 per day for 2006, which was principally due to increases in the cost of lubes and maintenance and repairs. The increase was also due to an increase in the average number of controlled vessels, which increased the number of vessel days. Vessel days are the total days we operated our controlled vessels which increased 708 days to 12,306 days during 2007 from 11,598 days during 2006.

Controlled vessel charter expense was $6.1 million for the year ended December 31, 2007 as compared to no expense for the same period in 2006. Controlled vessel charter expense relates to a sale-leaseback transaction entered on January 31, 2007 for the *Seminole Princess* and *Laguna Belle*, which were chartered back under a bareboat charter party.

Vessel expense as a percentage of total revenue decreased 0.7% to 24.2% of total revenue for 2007 as compared to 24.9% of total revenue for 2006, primarily due to a greater increase in revenue relative to a lower increase in vessel expense.

Depreciation and amortization

The increase in depreciation and amortization expense to $36.0 million in 2007 from $29.9 million in 2006 was due principally to additional depreciation and amortization on vessel improvements and drydockings made during 2007. The growth of our owned/controlled fleet, which increased to an average of 34 vessels for the year ended December 31, 2007 as compared to an average of 32 vessels for the year ended December 31, 2006, also added to the increase in depreciation and amortization.

General and administrative expense

The $11.4 million increase in general and administrative expense for 2007 as compared to 2006 was primarily due to an increase in salary and related expenses of $10.2 million. We have a discretionary cash bonus program under which employees may receive an annual cash bonus payment based on our annual operating performance. For the years ended December 31, 2007 and 2006, we made cash bonus payments to our officers and employees of $10.2 million and $4.6 million, respectively. The remaining increase in salary and related expenses was principally due to a build up of higher staff levels necessary to manage an anticipated 50 vessel fleet and to a lesser extent, higher stock-based compensation costs. We anticipated that stock-based compensation costs will increase substantially by approximately $1.9 million in 2008 because of equity grants made during 2007.

Loss (gain) from sale of vessels

The loss in 2007 represents the sale, on March 13, 2007, of the vessel *Maya Princess* for $13.0 million. The loss on sale was $0.8 million after deducting the cost of vessel and improvements less accumulated depreciation, and other closing costs. The gain in 2006 represents the sale on September 6, 2006, of the vessel *Dakota Belle*, for $3.2 million. The gain on sale was $2.2 million after deducting the cost of the vessel and improvements less accumulated depreciation, and other closing costs.

Income from operations

The increase in income from operations for 2007 as compared to 2006 was mainly attributable to an increase in revenue resulting from increased freight rates. This increase in revenue was offset by an increase in voyage expense, particularly commission expense, as well as vessel expense, depreciation, and general and administrative expenses. For the same reasons, our operating margin increased to 28.6% for 2007 from 20.6% for 2006.

Interest expense

Interest expense decreased $1.2 million for 2007 as compared to 2006 principally due to lower debt levels, which averaged $102.2 million during 2007 and $119.4 million during 2006, and interest capitalized during 2007 in connection with vessels under construction. The decrease was partially offset by higher bank fees, higher deferred financing cost amortization and a decrease in the valuation of an interest rate swap agreement that did not qualify for hedge accounting. During 2007, we capitalized interest of $1.8 million directly related to The Royal Bank of Scotland credit facility for the new vessel building program and interest of $1.1 million imputed on construction in progress payments funded with cash flows from operations and other debt, as required by generally accepted accounting principals.

Loss on extinguishment of debt

The loss on extinguishment of debt in 2006 was due to costs incurred in connection with the refinancing of our debt that was completed on July 31, 2006. It includes $2.1 million paid in early repayment fees and $1.3 million in write-offs of unamortized debt finance costs.

Gain on sale and insurance recovery of vessel

The *Huron Maiden* was severely damaged in a grounding accident on an uncharted rock while on passage near Indonesia on March 9, 2007. On April 4, 2007, the vessel was declared a constructive total loss. Accordingly, we received a net amount of $8.0 million from our Hull & Machinery/Increased Value insurances after a scrap value credit of $2.0 million. We retained the proceeds on the sale of the vessel for scrap, which was sold and delivered to the buyer on May 4, 2007 for $2.8 million. After deducting the cost of vessel and improvements less accumulated depreciation and expenses incurred in connection with the accident and the sale of the vessel the Company realized a gain on the sale of the vessel and insurance recovery of approximately $6.0 million.

RESULTS OF OPERATIONS

Year ended December 31, 2006 compared to year ended December 31, 2005

	Year Ended December 31,				Increase (Decrease)	
	2006		2005			
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	Percentage
Voyage revenue	$ 189,012	74.5	$ 175,596	70.8	$ 13,416	7.6
Time charter revenue	63,114	24.9	71,456	28.8	(8,342)	(11.7)
Other revenue	1,460	0.6	979	0.4	481	49.1
Total revenue	253,586	100.0	248,031	100.0	5,555	2.2
Voyage expense	83,254	32.8	75,291	30.3	7,963	10.6
Vessel expense	63,205	24.9	68,711	27.7	(5,506)	(8.0)
Depreciation and amortization	29,867	11.8	19,537	7.9	10,330	52.9
Management fees			2,624	1.1	(2,624)	(100.0)
General and administrative	27,256	10.8	17,618	7.1	9,638	54.7
Gain from sale of vessel	(2,180)	(0.9)			(2,180)	
Total operating expenses	201,402	79.4	183,781	74.1	17,621	9.6
Income from operations	52,184	20.6	64,250	25.9	(12,066)	(18.8)
Other (expenses) and income						
Interest expense	(11,577)	(4.6)	(9,346)	(3.8)	(2,231)	23.9
Gain (loss) on early extinguishment of debt	(3,357)	(1.3)			(3,357)	
Other income	1,810	0.7	752	0.3	1,058	140.7
Net income	**$ 39,060**	**15.4**	**$ 55,656**	**22.4**	**$ (16,596)**	**(29.8)**

Voyage revenue

Voyage revenue for 2006 as compared to 2005 increased 7.6% due to an increase in revenue tons offset by a decrease in freight rates. As mentioned in components of revenue and expense above, the key factors driving voyage revenue are the number of vessels in the fleet, freight voyage days, revenue tons and freight rates.

Revenue tons carried for 2006 as compared to 2005 increased 1,197,748 tons or 37.8% to 4,367,779 tons for 2006 from 3,170,031 tons for 2005. The increase in revenue tons carried is due to an increase in aggregate bulk cargo carried and an increase in the number of vessels in our fleet, which resulted in a higher number of voyages.

Average freight rates for 2006 as compared to 2005 decreased $12.12 per ton or 21.9% to $43.27 per ton in 2006 from $55.39 per ton for 2005. Freight rates, not under contracts, are set by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels. The decrease in freight rates was mainly due to the increase in revenue tons for the low-freighted aggregate cargo.

For 2006 and 2005 we had contracts of affreightment under which we carried approximately 1,947,261 and 43,478 revenue tons and generated $56.1 million and $5.9 million of voyage revenue, respectively. Contracts of affreightment outstanding at December 31, 2006 expire through May 2009.

Included in voyage revenue is revenue from high-volume, low-freighted aggregate bulk cargo. Excluding this type of bulk cargo, of which we carried 1,140,830 tons and 78,338 tons during 2006 and 2005 respectively, average freight rates would have been $55.25 per ton and $56.58 per ton for 2006 and 2005 respectively.

The weighted average number of vessels in the fleet, freight voyage days and days on hire, excluding vessels time chartered out, and freight rates for the years 2006 and 2005 are as follows:

	Year Ended December 31,	
	2006	2005
Number of vessels (1)	21	18
Freight voyage days (2)	7,818	6,628
Days on hire (3)	8,102	7,007
Freight Rates (4)		
For all cargoes	$ 43.27	$ 55.39
Excluding aggregates	$ 55.25	$ 56.58
Daily time charter equivalent rates (5)	$ 12,650	$ 14,456

(1) Weighted average number of vessels in the fleet, not including vessels chartered out.

(2) Number of days that our vessels were earning revenue, not including vessels chartered out.

(3) Number of days that our vessels were available for hire, not including vessels chartered out.

(4) Revenue tons is a ton measurement on which shipments are freighted. Cargoes are rated as weight (based on metric tons) or measure (based on cubic meters); whichever produces the higher revenue will be considered the revenue ton.

(5) Time Charter Equivalent or "TCE" rates are defined as voyage revenue less voyage expenses during the year divided by the number of available days during the year. Voyage expenses include the following expenses: fuel, port call, commissions, stevedore and other cargo related and miscellaneous voyage expenses. No deduction is made for vessel or general and administrative expenses. TCE is an industry standard for measuring and analyzing fluctuations between financial periods and as a method of equating TCE revenue generated from a voyage charter to time charter revenue.

The following table shows revenues attributed to our principal cargoes:

	Year Ended December 31,					
	2006		2005		Increase (Decrease)	
Description	In Thousands	As a % of Total Voyage Revenue	In Thousands	As a % of Total Voyage Revenue	In Thousands	%
Steel products	$ 68,921	36.5	$ 71,952	41.0	$ (3,031)	(4.2)
Metal concentrates	27,473	14.5	26,070	14.8	1,403	5.4
Other bulk cargo	25,027	13.3	20,485	11.7	4,542	22.2
Agricultural products	23,152	12.2	8,426	4.8	14,726	174.8
Project cargo	11,884	6.3	1,164	0.7	10,720	921.0
Rolling stock	9,739	5.2	14,385	8.2	(4,646)	(32.3)
General cargo	6,878	3.6	9,884	5.6	(3,006)	(30.4)
Fertilizers	6,499	3.4	14,596	8.3	(8,097)	(55.5)
Automotive products	4,568	2.4	3,880	2.2	688	17.7
Other	4,871	2.6	4,754	2.7	117	2.5
Total voyage revenue	**$ 189,012**	**100.0**	**$ 175,596**	**100.0**	**$ 13,416**	**7.6**

Time charter revenue

Time charter revenue decreased 11.7% for 2006 as compared to 2005. As mentioned in components of revenue and expense above, the key factors driving time charter revenue are the number of days that vessels are chartered out and the daily charter hire rates.

Average charter hire rate decreased $2,111 per day, or 12.6%, to $14,674 per day for 2006 from $16,785 per day for 2005. Charter hire rates are set, to a significant degree, by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels. The decrease in average time charter rates for 2006 compared to 2005 is reflective of higher than usual rates that we received in 2005. Charter hire rates improved during the second half of 2006 as the overall worldwide shipping markets have improved.

During 2006 and 2005, we had two vessels (the *Navajo Princess* and *Inca Maiden*) chartered-out with NYK, since January 2004 and November 2003, respectively. These charters are renewable every six months. The average daily rates for 2006 and 2005 are $14,218 and $15,267, respectively, which made up $10.1 million and $11.1 million of time charter revenue, respectively. At December 31, 2006, these time charters were due to expire in September and July 2007, respectively.

The number of vessels time chartered out, time charter days, and daily charter rates for the years 2006 and 2005 are as follows:

	Year Ended December 31,	
	2006	2005
Number of vessels (1)	12	12
Time Charter days (2)	4,301	4,257
Daily charter hire rates (3)	$ 14,674	$ 16,785
Daily time charter equivalent rates (4)	$ 13,604	$ 15,797

---

(1) Weighted average number of vessels chartered out.

(2) Number of days vessels earned charter hire.

(3) Weighted average charter hire rates.

(4) Time Charter Equivalent or "TCE" rates for vessels that are time chartered out, are defined as time charter revenue during the year reduced by commissions divided by the number of available days during the year. No deduction is made for vessel or general and administrative expenses. TCE is an industry standard for measuring and analyzing fluctuations between financial periods and as a method of equating TCE revenue generated from a voyage charter to time charter revenue. No voyage expenses are deducted because they are not applicable.

The following table shows the change in the number of freight voyage days and time charter days in 2006 as compared to 2005.

	Year Ended December 31,			
	2006	2005	Increase (Decrease)	
Freight voyage days	7,818	6,628	1,190	18.0%
Time charter days	4,301	4,257	44	1.0%
Total voyage days	**12,119**	**10,885**	**1,234**	**11.3%**

Voyage expense

Voyage expense consists of costs attributable to specific voyages. The number of voyage days is a significant determinant of voyage expense as well as commissions and bunker fuel costs.

The principal components of voyage expense were as follows:

	Year Ended December 31,						Increase (Decrease)		
	2006			2005					
	In Thousands	As a % of Voyage Expense	As a % of Revenue	In Thousands	As a % of Voyage Expense	As a % of Revenue	In Thousands	Percentage	As a % of Revenue
Fuel expense	$ 37,041	44.5	14.6	$ 27,962	37.1	11.3	$ 9,079	32.5	3.3
Commission expense	10,365	12.4	4.1	12,570	16.7	5.1	(2,205)	(17.5)	(1.0)
Port call expense	17,023	20.4	6.7	17,021	22.6	6.9	2		(0.2)
Stevedore and other cargo-related expense	11,968	14.4	4.7	10,901	14.5	4.4	1,067	9.8	0.3
Miscellaneous voyage expense	6,857	8.3	2.7	6,837	9.1	2.8	20	0.3	(0.1)
Voyage expense	**$ 83,254**	**100.0**	**32.8**	**$ 75,291**	**100.0**	**30.5**	**$ 7,963**	**10.6**	**2.3**

Voyage expense increased 10.6% for 2006 as compared to 2005, principally due to an increase in fuel expense.

Voyage expense as a percentage of total revenue increased 2.5% to 32.8% for 2006 as compared to 30.3% of total revenue for 2005, and was primarily due to an increase in fuel expense which could not be fully recovered from our customers.

The 32.5% increase in fuel expense was due to an increase in the average price per metric ton ("MT") and an increase in consumption. For 2006, the average price per MT increased to $367 per MT as compared to $300 per MT for 2005. Consumption also increased for 2006 to 100,930 MT from 93,294 MT for 2005. Average fuel cost per freight voyage day was $4,738 during 2006 and $4,219 during 2005.

The 17.5% decrease in commission expense for 2006 as compared to 2005 was primarily due to the re-characterization of expenses due to our acquisition of TBS Shipping Services in June 2005 in connection with our initial public offering.

Port call expense for 2006 as compared to 2005 was flat. The key factors driving port call expense are the number of port calls made by vessels, and to a lesser extent, port days. The number of port calls decreased to 853 port calls for 2006 from 873 port calls for 2005.

The 9.8% increase in stevedore and other cargo-related expense for 2006 as compared to 2005 was primarily due to an increase in cargo volumes. Cargo volumes increased to 4,367,779 revenue tons for 2006 from 3,170,031 revenue tons for 2005. Stevedore and other cargo-related expense fluctuate based on cargo volumes and the shipping terms that the cargo is booked under. The increase in stevedore and other cargo-related costs due to the increase in cargo volumes was partially offset by an increase in cargo booked under "free-in free-out" terms. For analysis purposes we group cargoes into three categories: (1) cargo booked under "free-in free-out" terms which are shipments that the customer pays all or part of the costs of loading and unloading, (2) cargo booked under "full liner" terms, which are shipments where we bear the costs of loading and unloading and (3) a combination of free-in free-out and full liner terms.

Vessel expense

Vessel expense consists of costs we incur to own and maintain our fleet that are not allocated to a specific voyage such as charter hire rates for vessels we charter-in, maintenance, insurance, and crewing expenses for vessels we control.

Vessel expense for 2005 has been retrospectively adjusted for the change in the method of accounting for drydocking costs to the deferral method as previously discussed. The impact of this accounting change decreased owned vessel expense by $3,898,029 in 2005 from the amount previously reported.

The following table sets forth the basic components of vessel expense:

	Year Ended December 31,				Increase (Decrease)	
	2006		2005			
	In Thousands	As a % of Vessel Expense	In Thousands	As a % of Vessel Expense	In Thousands	Percentage
Chartered-in vessel expense	$ 16,503	26.1	$ 31,119	45.3	$ (14,616)	(47.0)
Owned vessel expense	44,750	70.8	34,839	50.7	9,911	28.4
Space charter expense	1,952	3.1	2,753	4.0	(801)	(29.1)
Vessel expense	**$ 63,205**	**100.0**	**$ 68,711**	**100.0**	**$ (5,506)**	**(8.0)**

The 8% decrease in vessel expense in 2006 as compared to 2005 was primarily due to a reduction in the number of chartered-in vessels and hire rates that we paid for chartered-in vessels offset by an increase in our owned vessel fleet.

The 47.0% decrease in chartered-in vessel expense in 2006 as compared to 2005 was due to our chartering-in vessels for 836 fewer vessel days in 2006. We chartered-in vessels for 1,103 days during 2006 compared to 1,939 days during 2005. Adding to the decrease, the average rate per day we paid to charter in vessels decreased $1,087 per day to $14,962 per day in 2006 compared to $16,049 per day in 2005.

Owned vessel expenses increased 28.4% in 2006 as compared to 2005, due principally to an increase in the average number of controlled vessels in our fleet. This increase resulted primarily from an increase in the number of vessels days, which is the number of days we operate our controlled vessels. Vessels days increased 2,273 days to 11,598 days during 2006 from 9,325 days during 2005.

The 2.8% decrease in vessel expense as a percentage of total revenue to 24.9% of total revenue for 2006 as compared to 27.7% of total revenue for 2005, was primarily due to a growth of our controlled fleet which increased owned vessel expense and decreased chartered-in vessel expense.

Depreciation and amortization

The $10.4 million increase in depreciation and amortization expense to $29.9 million in 2006 as compared to $19.5 million in 2005 was mainly due to the growth of our controlled fleet, which increased to an average of 32 vessels in 2006 from an average of 25 vessels in 2005.

Management fees

The following table sets forth the components of management fees:

	Year Ended December 31,				Increase (Decrease)	
	2006		2005			
	In Thousands	As a % of Management Fees	In Thousands	As a % of Management Fees	In Thousands	Percentage
Technical management fees			$ 1,413	53.8%	$ (1,413)	(100.0)
Operational management fees			1,211	46.2%	(1,211)	(100.0)
Total management fees	**$**		**$ 2,624**	**100.0%**	**$ 2,624**	**100.0**

We paid management fees to our affiliated service companies, Roymar for technical management and TBS Shipping Services for operational management. In connection with our initial public offering, we purchased the stock of these two service companies, and accordingly, their results of operations have been included in our consolidated financial statements as of the date of their acquisition in June 2005. Management fees shown above in 2005 include management fees through the date of acquisition. After the acquisition, when these affiliated companies became subsidiaries of the company, we continued to pay management fees; however, the fees have been eliminated in our consolidated financial statements and the actual costs of operations of these service companies have been included in general and administrative expenses.

Technical management fees before elimination were $4.6 million in 2006 and $3.6 million in 2005. For 2006, the entire amount of technical management fees was eliminated in consolidation, while in 2005 only the amount of technical management fess subsequent to our acquisition of the company in June 2005, as discussed above, of $2.2 million was eliminated. The increase in technical management fees before elimination was primarily due to an increase in the average number of vessels under management, which increased to an average of 32 vessels in 2006 from an average of 25 vessels in 2005.

Operational management fees before elimination were $3.4 million in 2006 and $3.0 million in 2005. For 2006 the entire amount of operational management fees was eliminated in consolidation, while in 2005 only the amount of operational management fess subsequent to our acquisition of the company in June 2005, as discussed above, of $1.8 million was eliminated. Operational management fees are based on voyage days, which increased 1,234 days or 11.3% to 12,119 days in 2006 as compared to 10,885 days in 2005.

General and administrative expense

The $9.7 million increase in general and administrative expense for 2006 as compared to 2005 was primarily due to $3.5 million of additional professional fees that we incurred as a public company, including consulting fees dealing with the re-engineering of certain of our business processes to better meet our business needs as we grow. General and administrative expenses also increased due to a $4.2 million increase in salary and related costs (see below for a further explanation), a $0.4 million increase in travel costs and a $1.6 million increase in other and miscellaneous expenses (principally office overhead costs) for 2006 as compared to 2005.

The increase in salary and related costs is a result of the timing of our acquisition of Roymar and TBS Shipping Services in late June 2005. Roymar and TBS Shipping Services account for all of our employees and prior to our acquisition of these companies charged us a management fee and commissions. Salary and related costs for 2006 was approximately $16.4 million and represents 12 months of payroll costs. Salary and related costs for 2005 was approximately $12.1 million and represents 6 months of payroll costs from the date of our acquisition of Roymar and TBS Shipping Services plus one-time salary and related costs. Included in 2005 salary and related costs is a one-time bonus of $2.2 million paid in June 2005 to our chief financial officer and a one-time share grant to our employees and related payroll taxes of $1.9 million made in connection with our initial public offering. Deducting these one-time costs and annualizing our 2005 payroll and related costs, payroll and related costs for 2006 are slightly higher.

Other and miscellaneous costs, such as travel and representation costs, rents, utilities and other overhead costs for 2006 include a full year of costs. However, as with salary and related costs, other and miscellaneous costs for 2005 include only one-half year of costs from the date of our acquisition of Roymar and TBS Shipping Services in late June 2005.

Prior to our acquisition of Roymar and TBS Shipping Services, we were charged management fees and commissions and these costs were reflected as management fees and as commissions included in voyage expense and not as general and administrative costs.

Income from operations

The $12.1 million decrease in income from operations for 2006 as compared to 2005, was mainly attributable to an increase in voyage expense, specifically fuel costs, as well as depreciation, and general and administrative expenses reduced by the gain on sale of vessel and a decrease in management fees, commissions and vessel expense. As discussed above, due to our acquisition of Roymar and TBS Shipping Services in late June 2005, management and commission charges were eliminated in the consolidation of our financial statements and the related costs were reflected in general and administrative expense. The net increase in expenses was partially offset by an increase in revenue. For the same reasons, our operating margin decreased to 20.6% for 2006 from 25.9% for 2005.

Interest expense

The $2.3 million increase in interest expense for 2006 as compared to 2005 was primarily due to higher average debt levels and higher interest rates during 2006 as compared to 2005.

BALANCE SHEET

December 31, 2007 as compared to December 31, 2006

Charter Hire Receivables

Our gross charter hire receivables balance at December 31, 2007 and December 31, 2006 was $30.6 million ($30.1 million plus the allowance for doubtful accounts of $0.5 million) and $25.8 million ($25.4 million plus the allowance for doubtful accounts of $0.4 million), respectively.

In accordance with our bad debt allowance policy, we provide for a percentage of outstanding receivables based on prior years' experience. Our management also identifies specific receivables that it believes we will have difficulty collecting and creates additional allowances for those balances. The aggregate allowance totaled $0.5 million and $0.4 million at December 31, 2007 and December 31, 2006, respectively, including an additional allowance at December 31, 2006 of $0.1 million. In 2007 and 2006, collections of charter hire receivables improved due to tighter collections efforts, and accordingly, the allowance, as a percentage of charter hire receivable decreased.

Fuel and Other Inventories

Fuel and other inventories at December 31, 2007 increased $3.8 million to $11.1 million at December 31, 2007 from the December 31, 2006 balance of $7.3 million. Approximately $2.7 million or 88.1% of the increase in fuel inventory at December 31, 2007 as compared to December 31, 2006 was due to an increase in average fuel prices. At December 31, 2007, the combined average price for industrial fuel oil/marine diesel oil ("IFO/MDO") increased to $537 per metric ton from a combined average price of $346 per metric ton at December 31, 2006. There was also a $0.4 million increase due to higher quantities of fuel on board the vessels at December 31, 2007 as compared to December 31, 2006. Changes in fuel quantities result principally from the timing of vessel refueling and the number of vessels having fuel inventory. The number of vessels having fuel inventory will fluctuate from period to period based on the number of vessels on time charter. When a vessel is time chartered out, the fuel on board the vessel is sold to the charterer and later repurchased at a price stipulated in the charter party agreement. Vessels having fuel included in inventory increased to 24 vessels as of December 31, 2007 as compared to 23 vessels as of December 31, 2006. There was also an increase of $0.6 million in lubricating oil on board the vessels at December 31, 2007, which results principally from the timing of deliveries to the vessels.

Off-Balance Sheet Arrangements

We have outstanding at December 31, 2007, interest rate swap agreements having a total notional amount of $81.6 million. See section "7A Quantitative and Qualitative Disclosures about Market Risk" for additional information.

Other Commitments

Our contractual obligations as of December 31, 2007 are shown in the following table (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations (1)	$ 180,166	$ 22,699	$ 113,856	$ 21,788	$ 21,823
Estimated variable interest payments (2)	37,921	11,753	16,344	4,580	5,244
Operating Lease obligations (3)	44,128	13,183	14,005	10,860	6,080
Other Purchase obligations (4) (5) (6)	291,424	183,124	108,300		
Total contractual cash obligations	**$ 553,639**	**$ 230,759**	**$ 252,505**	**$ 37,228**	**$ 33,147**

(1) As of December 31, 2007, we had $180.2 million of indebtedness outstanding under loans to our subsidiaries that is guaranteed by TBS International Limited. Outstanding indebtness at December 31, 2007 is composed of: $50.5 million under the $80.0 million term loan with Bank of America, $4.3 million under the $7.2 million credit facility with the Royal Bank of Scotland plc, $70.4 million under the $80.0 million revolving credit

facility with Bank of America, $35.0 million under the $150.0 million with The Royal Bank of Scotland for the new vessel building credit facility, and $20.0 million under the $40.0 million credit facility with Credit Suisse.

(2) Amounts for all periods represent our estimated future interest payments on debt facilities outstanding at December 31, 2007 based on an estimated annual interest rate of 7%, which approximates interest rates at December 31, 2007, including debt hedged with interest rate swap agreements.

(3) Operating lease obligations include obligations under seven-year bareboat charters for the *Seminole Princess* and the *Laguna Belle.*

(4) We entered memoranda of agreement to purchase the following vessels as of December 31, 2007 (dollars in thousands):

Former Vessel Name	New Vessel Name	Purchase Price	Deposits 2007	Purchase Obligations due less than 1 year
Ypermachos	Zuni Princess	$ 26,000	$ 2,600	23,400
Gebe Oldendorff	Oneida Princess	32,000	3,200	28,800
African Sanderling	Hopi Princess	18,360	1,836	16,524
Diasozousa	Mohave Maiden	26,000	2,600	23,400
Wedellsborg	Ottawa Princess	23,000	2,300	20,700
Frijsenborg	Caribe Maiden	23,000	2,300	20,700
		$ 148,360	$ 14,836	$ 133,524

(5) We had outstanding purchase obligations at December 31, 2007 to build and purchase six new vessels as follows (dollars in thousands):

Owning Subsidiary	Hull Number	Total	Less than 1 year	1-3 years
Argyle Maritime Corp.	NYHS200720	$ 21,400	$ 14,000	$ 7,400
Caton Maritime Corp..	NYHS200721	28,400	14,000	14,400
Dorchester Maritime Corp.	NYHS200722	28,400	7,000	21,400
Longwoods Maritime Corp.	NYHS200723	21,400		21,400
McHenry Maritime Corp..	NYHS200724	28,400	7,000	21,400
Sunswyck Maritime Corp.	NYHS200725	28,400	7,000	21,400
	Total	$ 156,400	$ 49,000	$ 107,400

Approximately $115.0 million of the purchase obligation for the new vessels will be funded under the $150.0 million credit facility with The Royal Bank of Scotland for the newbuilding program.

(6) In connection with the newbuilding program, we entered into a contract for the supervision and inspection of vessels under construction. As of December 31, 2007, commitments under the contract were $1.5 million, with $0.6 million due within one year and $0.9 million due between one and three years.

Liquidity and Capital Resources

Our principal sources of funds are operating cash flows and long-term bank borrowings. Our principal uses of funds are: (a) capital expenditures to grow and maintain the quality of our fleet to ensure compliance with international shipping standards and regulations; (b) maintain working capital to meet requirements, and (c) principal repayments on outstanding loan facilities and capital lease obligations. At December 31, 2007, cash and cash equivalent balances were higher than cash and cash equivalent balances at December 31, 2006, because we have drawn on our revolving credit facility in anticipation of paying amounts due on vessels scheduled for delivery during the first quarter of 2008.

Financing Activities 2007

During 2007, we increased our working capital with the following funding arrangements:

- In January, we added an additional $20.0 million under our existing $140.0 million Bank of America Credit Facility; term loan and revolver ("BA Credit Facility"). We increased the BA Revolving Credit Facility by $15.0 million, from $65.0 million to $80.0 million, and we borrowed an additional $5.0 million under the BA Term Credit Facility. Outstanding borrowings under the BA Revolving Credit Facility increased $15.6 million between December 31, 2006 and December 31, 2007 because we had additional draw downs to fund vessel acquisitions.
- In March, we entered into a credit agreement with a syndicate of lenders led by The Royal Bank of Scotland for a $150.0 million term loan credit facility (the "RBS NB Credit Facility") to finance the building and purchase of six new multipurpose vessels with retractable tweendecks. At December 31, 2007, we had drawn down $35.0 million under the RBS NB Credit Facility.
- In December, we entered into a credit agreement with Credit Suisse for a $40.0 million term loan credit facility to replenish working capital used to purchase two vessels. We drew down $20.0 million in December after the delivery of the *Arapaho Belle*. The remaining $20.0 million was drawn down in February 2008 after the delivery of the vessel *Oneida Princess*.
- Also in December, we entered into a commitment with a syndicate of lenders led by DVB Group Merchant Bank (Asia) Ltd. for a $75.0 million credit facility to replenish funds used to exercise a purchase option for seven tweendeck vessels chartered-in under a sale-leaseback arrangement, to fund additional vessel acquisitions and for general corporate purposes. We completed the loan transaction and received the funds in January 2008.

Investing Activities 2007

Using capital from operations and borrowings, we made the following acquisitions, capital improvements and vessel sales:

	For the Year Ended December 31,	
	2007	2006
	(in millions)	
Vessels purchased	$ 85.6	$ 69.30
Take over costs	2.8	4.6
Construction in progress, excluding deferred financing costs of $2.0 million in 2007	60.6	0.3
Deferred drydocking costs	23.3	
Vessels improvements and vessel equipment	27.3	18.1
Other fixed asset additions, principally computer equipment	3.9	5.5
	203.5	97.8
Less Vessel deposit paid in 2006 for a vessel delivered in 2007	(1.7)	
Total Vessel acquisitions / capital improvement	**$ 201.8**	**$ 97.8**

- We contracted to purchase nine vessels, including six vessels that are scheduled for delivery during the first quarter of 2008, having an aggregate cost of $234.0 million. In connection with the acquisitions of these vessels we paid $85.6 million for vessels delivered during 2007, including $1.7 million paid in 2006. We incurred takeover costs of $2.8 million and we made deposits of $14.8 million for vessels scheduled to be delivered in 2008. We used cash from operations and borrowings to fund the acquisitions.
- Our construction program to build six newly designed multipurpose vessels with retractable tweendecks was started. These ships were designed by a TBS team drawn from all phases of our operation specifically to optimize our efficient cargo transportation in our trade lanes, support the requirements of our loyal customer base and enhance the growth of our business. During 2007, we

made payments totaling $60.6 million, which is comprised of $55.9 paid to the Chinese ship yard $2.9 million in fees and capitalized interest (excluding $2.0 million in fees classified as deferred finance cost in the consolidated statements of cash flows) and $1.8 million for design and professional fees. Two of the vessels are schedule for delivery in 2009, and four vessels are scheduled for delivery in 2010. The project is being funded from our RBS NB Credit Facility and operating cash flow. To the extent that additional funds are required, we will provide these amounts with our BA Revolving Credit Facility. Steel cutting has been completed for one vessel and keel laying is scheduled to be accomplish in March 2008. The ship yard began steel cutting for a second vessel at the end of December 2007.

- During 2007 we drydocked 21 vessels for a total cost of $23.3 million, including 15 vessels that we acquired during the last three years that were drydocked for the first time for a cost of $16.8 *million. Total drydock costs of* $23.3 *million* includes approximately $8.8 million of elective steel renewal and reinforcements that might be required during the next five to ten years. The elective steel renewal and reinforcements were made in conjunction with the scheduled vessel drydockings to upgrade each vessel to our high standards.
- Vessel improvements and vessel equipment additions during 2007 totaled $27.3 million. This included $4.2 million in leasehold improvements made to the *Laguna Belle* and *Seminole Princess* in connection with the installation of retractable decks in three of the cargo holds of each vessel. The conversion gave us extra flexibility in employing these vessels in our business.
- Net proceeds of $39.5 million ($45.0 million gross proceeds less sellers credit of $5.5 million) from the sale-lease back of the *Seminole Princess* and *Laguna Belle*; an additional $12.8 million from the sale of the of the *Maya Princess*; and $9.7 million from the casualty loss and sale of the Huron Maiden offset capital expenditures and debt repayment by $62.0 million.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the ongoing maintenance of our currently owned ships and the acquisition of newer ships. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire appropriate ships on favorable terms.

In connection with the implementation of our fleet growth and improvement plan we signed a commitment with AIG Commercial Equipment Finance, Inc. for a $35.0 million credit facility to replenish operating funds used to purchase the *Mohave Maiden* (formerly *Diasozousa*), the *Zuni Princess (*formerly *Ypermachos*) and the Hopi Princess (formerly African Sanderling) on February 7, 2008. Drawdown on this facility was completed on February 29, 2008. We also entered into a commitment with Bank of America on February 8, 2008, to amend and restate the existing BA Credit Facility. Under the commitment, Bank of America would lead a syndication of commercial lenders that would increase the credit facility to $200.0 million. The amended credit facility would be composed of a $100.0 million term loan facility and a $100.0 million revolving credit facility and would be used to make payments toward the BA Revolving Credit Facility, replenish operating funds used to payoff the RBS Credit Facility collateralized by the Wichita Belle (which is to be included as collateral under the amended BOA Credit Facility) and for general corporate purposes.

We believe that our current cash balance, as well as operating cash flows and available borrowings under our existing credit facilities, will be sufficient to meet our liquidity needs for the next year.

Financing Activities 2006

During 2006, *our operating capital was supplemented with:*

- In July, we added an additional $75.0 million under our BA Term Credit Facility and during the year we drew down $58.0 million under the BA Revolving Credit Facility. Deferred financing costs paid relating to these additional borrowings was $3.1 million.
- During the year, we made debt repayments of $80.4 million to existing lenders in addition to $29.3 million in scheduled debt principal payments and $3.3 million in capital leases principal payments. In the third quarter 2006, we used the $3.2 million proceeds from the sale of the *Dakota Belle* to pay down the BA Revolving Credit Facility.

Investing Activities 2006

Funds available from borrowings and operating capital were used for:

- We purchased four vessels, all delivered in 2006, having an aggregate cost of $69.3 million. We incurred $4.6 million for takeover costs and made deposits of $1.7 million for a vessel to be delivered in 2007. We used cash from borrowings and operations to fund the acquisitions.
- We made vessel improvements and vessel equipment additions totaling $18.1 million. Additionally $5.8 million was used to purchase other assets primarily grabs and computer equipment.

Dividend Policy

We have not declared or paid and do not anticipate declaring or paying any cash dividends on our common shares in the foreseeable future. The provisions of some of our debt instruments and related loan agreements prevent some of our subsidiaries from paying dividends to TBS International Limited, which may restrict our ability to pay dividends on our common shares. The timing and amount of future cash dividends, if any, would be determined by our board of directors and would depend upon our earnings, financial condition, cash requirements and obligations to lenders at the time.

Pursuant to Bermuda law, we cannot declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that we are, or after the payment would be, unable to pay our liabilities as they become due, or that the realizable value of our assets would thereby be less than the aggregate of our liabilities, our issued share capital and our share premium accounts.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us.

Significant Related Party Transactions

Messrs. James W. Bayley, Lawrence A. Blatte, Gregg L. McNelis and Joseph E. Royce, are collectively the beneficial owners of approximately 59.6% of our issued and outstanding common shares. Each of these individuals is also a principal of and, together with Alkis N. Meimaris who retired from the Company effective January 1, 2006, control TBS Commercial Group Ltd. ("TBS Commercial Group") and Beacon Holding Ltd. ("Beacon"). Messrs. Royce, McNelis, Blatte, Bayley, and Meimaris own 31%, 15%, 9%, 36%, and 9%, respectively of each of TBS Commercial Group and Beacon. We have established long-term commercial and operational relationships with other commercial agency service companies that are located in various overseas ports in which we conduct our business. The majority of these companies are wholly- or partly-owned direct or indirect subsidiaries of either TBS Commercial Group or Beacon. We believe that the transactions described below are on terms no less favorable than those that could be obtained pursuant to arm's-length negotiations with independent third parties. Under the arrangements with these commercial agents, we generally pay a commission on freight revenue booked by the agent, which is based upon market rates, and on certain freights where they attend to the receivers of the cargo. Commissions paid to TBS Commercial Group and Beacon for commercial agency services were approximately $7.1 million, $5.2 million and $5.3 million for the years ended December 31, 2007, 2006, and 2005, respectively. Port agency fees paid to TBS Commercial Group and Beacon are fees to the agents for attending vessels while in port, which are also based on market rates for such services. For the years ended December 31, 2007, 2006, and 2005, we paid approximately $1.0 million, $1.0 million and $0.9 million, respectively.

TBS Commercial Group Ltd. made payments for consulting fees of $60,000 to Mr. Blatte during 2007 and $100,000 each to Mr. Royce and Mr. Blatte during 2006.

Globe Maritime Limited ("Globe") occasionally acts as a broker for chartering and vessel sales and purchases. Globe is owned by James W. Bayley who is a Company officer and member of the board of directors. During 2007, 2006 and 2005, we paid Globe approximately $0.2 million, $0.5 million and $49 thousand, respectively.

Nautica Groupe, Ltd. is owned by TBS Commercial Group which is owned by individuals who own a majority of TBS's common shares, some of whom are members of our board of directors. For the year ended December 31, 2005 we paid commissions of $25 thousand to Nautica Groupe, Ltd. under a lease agreement with the previous owner of the vessel *Comanche Belle*. Commissions to Nautica Groupe Ltd. ended on November 16, 2005 when we exercised the purchase option and acquired the vessel.

During 2005 the Company paid $503 thousand to Lawrence A. Blatte for legal services. Mr. Blatte became a senior executive vice president of the Company in March 2005, after which time, he did not provide legal services to the Company or any of its subsidiaries and affiliates, and accordingly, received no further payments for legal services. In addition, prior to March 2005, TBS Shipping Services paid Mr. Blatte $150 thousand for legal services. After March 2005, Mr. Blatte did not provide legal services to TBS Shipping Services and no further payments for legal services were made.

The Company performs all of its operational functions through two subsidiary management companies. Roymar provides technical ship management (obtaining crews, coordinating maintenance and repairs, drydocking, etc.) and receives a monthly, per vessel, management fee of $12,029. TBS Shipping Services provides commercial and operational management including arranging insurance, claims processing, general administrative services and port agent services. A monthly, per vessel management fee of $8,447 is paid for operational management services and a commission of approximately 2.5% of revenue is paid for commercial agency services. Prior to our initial public offering in June 2005, Roymar and TBS Shipping Services were owned by individuals who own a majority of International's common shares, some of whom are members of our board of directors. In June 2005, International purchased all the stock of the companies and, accordingly, the results of operations of Roymar and TBS Shipping Services have been included in our consolidated financial statements from the date of acquisition. Consequently, while we continued to pay management fees and commissions, the fees and commissions are eliminated in consolidation. Included in the 2005 consolidated statement of income, for the period prior to the Company's acquisition in June 2005, are management fees paid to Roymar and TBS Shipping Services of $1.4 million and $1.2 million, respectively, and commissions paid to TBS Shipping Services for commercial agency services of $2.6 million.

TBS Shipping Services maintains an office in Yonkers, New York that is leased from our chairman and chief executive officer, Joseph E. Royce. During 2007, 2006 and 2005, payments to Mr. Royce, as required under the lease, totaled $240,000 per year.

Our board has delegated authority to the compensation committee to review and approve or ratify on an annual basis all transactions with our executive officers, directors, and affiliates.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties and could result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see note "2 -Summary of Significant Accounting Policies" to our consolidated financial statements.

Allowance for doubtful accounts

We assess the recoverability of doubtful accounts and we create an allowance for the possibility of non-recoverability. Although we believe our allowances to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated allowance for doubtful recoverability is inadequate.

Claims Receivable

Claims receivable represent claims for reimbursement of expenses incurred that have been or will be made under our hull and machinery and P&I insurance coverage. We record the probable amount that we expect to recover from insurance, net of the applicable deductible.

Fuel and Other Inventories

Fuel and other inventories, consisting primarily of fuel, lubricating oil and spare parts aboard the vessels, are valued at the lower of cost (determined using a first-in, first-out basis for fuel and a weighted average basis for lubricating oil and spare parts) or fair value.

Depreciation

Vessels are stated at cost, which includes contract price and other direct costs relating to acquiring and placing the vessels in service, less accumulated depreciation. Major vessel improvements are capitalized and depreciated over the remaining useful lives of the vessels. Depreciation on vessels is calculated, based on cost less estimated residual value, using the straight-line method over the remaining useful life of the vessel. Depreciation on vessel improvements is calculated using the straight-line method over the remaining useful life of the vessel. The remaining useful life of each vessel is estimated as the period from the date the vessel is put in service to the date 30 years from the time that the vessel was initially delivered by the shipyard. Maintenance and repair costs that do not improve or extend the useful lives of the vessels, other than dry dock costs discussed below, are expensed as incurred.

Vessel construction in progress

The Company capitalizes direct and indirect costs clearly associated with the development, design, and construction of six new vessels as these costs have a future benefit. Costs include installments paid to the shipyard, payments made to third parties in connection with the new vessel building program and interest costs incurred during the construction period, which is defined as the period from the start of construction until the date that each vessel is substantially complete and ready for use.

Drydocking

We used the deferral method to account for planned major maintenance. Under the deferral method of accounting for drydocking, the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date of the next drydocking, which is typically 30 months.

Impairment of long-lived assets

We are required to review for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is recognized when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Management performs impairment analyses when certain triggering events occur. The Company has determined that there is no impairment of long-lived assets at December 31, 2007 and 2006.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Goodwill is reviewed annually or more frequently if events or circumstances indicate possible impairment in accordance with SFAS No. 142 "*Goodwill and Other Intangibles Assets.*" This statement requires that goodwill and other intangible assets with an indefinite life not be amortized but instead tested for impairment at least annually. The Company has determined that there is no impairment of goodwill as of and for the years ending December 31, 2007 and 2006.

Deferred Financing Costs

Deferred financing costs are amortized over the term of the related financing using the straight-line method, which is not materially different than the effective interest method. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old loan are written off and included in debt extinguishment gain or loss.

Leases

Leases are classified as either capital or operating. Those leases that transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. All other leases are accounted for as operating leases. Capital leases are accounted for as assets and are fully amortized on a straight-line basis over the expected useful life of the assets. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year; otherwise the principal is included in amounts due after one year. The capitalized lease obligation reflects the present value of future lease payments. The financing element of the lease payments is charged to income over the term of the lease. Deferred leasing costs are amortized over the term of the lease using the straight-line method, which is not materially different than the effective interest method. Rental expense, for leases classified as operating and that contain predetermined fixed decreases of minimum rentals during the term of the lease, is recognized on a straight-line basis over the life of the lease, beginning with the point at which the Company obtains control and possession of the leased properties. The difference between the amounts charged to operations and amounts paid is recorded as deferred rent receivable.

Revenue recognition

Revenue is generally recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. We generally employ our vessels under time or voyage charters. With time charters, we receive a fixed charter hire per on-hire day and are responsible for meeting all the vessel operating expenses such as crew costs, insurance, stores and lubricants and repairs and maintenance. Time charter revenues are recorded over the term of the charter as service is provided. Revenue from time charters in progress at year end is calculated using the daily charter hire rate, net of daily expenses, multiplied by the number of voyage days on-hire through year end.

In the case of voyage charters, the vessel is contracted for a voyage between two or more ports. We are paid for the cargo transported and we pay all voyage expenses, such as fuel, port call expenses and commissions, as well as all vessel operating expenses. Under a voyage charter the revenues and related voyage expenses are recognized on the percentage of service completed at the balance sheet date by prorating the estimated final voyage revenue and expenses using the ratio of voyage days completed through balance sheet date to total voyage days. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different from the method of recognizing such costs as incurred in accordance with EITF Issue 91-9, method 5, on both a quarterly and annual basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Vessel operating expenses for both voyage and time charters are expensed as incurred.

Stock Based Compensation

The Company adopted SFAS 123R effective January 1, 2006, using the modified prospective method which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest.

Earnings Per Share

Earnings per share are based on reported net income available for common shareholders and the weighted average number of common shares outstanding (basic) and the weighted average total of common shares outstanding and potential common shares (diluted).

Fair Value of Financial Instruments

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash equivalents, charter hire receivables and debt. We place our cash equivalents with a number of financial institutions to help limit the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base, and their dispersion across many geographic areas. As of December 31, 2007, no customers accounted for more than 10% of charter hire receivables, and as of December 31, 2006 one customer accounted for 10.4% of charter hire receivables.

The following method and assumptions were used to estimate the fair value of financial instruments included in the following categories:

- *Cash and cash equivalents and charter hire and claims receivable* - The carrying amount reported in the accompanying consolidated balance sheets for cash and cash equivalents and charter hire and claims receivables approximates their fair value due to the current maturities.
- *Short-term debt* - The carrying amount reported in the accompanying consolidated balance sheets for short-term debt approximates its fair value due to the current maturity of such instruments and their variable rates.
- *Long-term debt* - The carrying amount of the our long-term debt approximates fair value due to the variable interest rates on bank borrowings and based on the current rates offered to us for debt of the same remaining maturities.
- *Interest Rate Swap* - - The Company utilizes certain derivative financial instruments to manage interest rate risk. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instruments. The Company is exposed to credit loss in the event of nonperformance by the counterparties on derivative contracts. The Company minimizes its credit risk on these transactions by dealing only with leading, credit-worthy financial institutions and, therefore, does not anticipate nonperformance.

Foreign Currency Transactions

The financial statements are expressed in United States dollars. Gains and losses resulting from foreign currency transactions, which are not significant, are included in other income.

Financial Derivative Instruments and Hedging Activities

The Company seeks to manage its interest rate risk associated with variable rate borrowings with the use of derivative financial instruments. The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("SFAS 133"). The fair value of derivative financial instruments are recognized as assets or liabilities at each balance sheet date, with changes in fair value affecting net income (loss) or comprehensive income (loss) as applicable.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and noncontrolling interest in the acquiree and the goodwill acquired. The revision is intended to simplify existing guidance and converge rulemaking under U.S. GAAP with international accounting rules. This statement applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS 141(R) will not have an impact on our consolidated results of operations, cash flows, or financial position.

In December 2007, the FASB issued SFAS Statement No. 160, "Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 ("SFAS 160"). This statement establishes accounting and reporting standards for ownership interest in subsidiaries held by parties other than the parent and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amount attributable to both the parent and the noncontrolling interests. The statement also establishes reporting requirements that provide sufficient disclosure that clearly identify and distinguish between the interest of the parent and those of the noncontrolling owners. This statement is effective for fiscal years beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material impact on our consolidated results of operations, cash flows, or financial position.

On April 30, 2007, the FASB issued Staff Position No. FIN 39-1 ("FIN 39-1"), which amends FASB Interpretation No. 39 "Offsetting of Amounts Related to Certain Contracts ("FIN 39")." FIN 39-1 permits companies to offset fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting arrangement and fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. FIN 39-1 is effective for fiscal years beginning after November 15, 2007 with early application permitted, and is applied retrospectively as a change in accounting principle. The adoption of FIN 39-1did not have any impact on our consolidated results of operations, cash flows, or financial position.

In February 2007, the FASB issued SFAS Statement No. 159 *"The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115"* ("SFAS 159"). SFAS 159 permits all entities the option to measure many financial instruments and certain other items at fair value. If a company elects the fair value option for an eligible item, then it will report unrealized gains and losses on those items at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We have not yet determined the impact, if any, that SFAS 159 will have on our consolidated financial statements

In September 2006, the FASB issued SFAS Statement No. 157, *"Fair Value Measurements"* ("SFAS 157"), which defines and establishes a framework for measuring fair value and expands disclosures about fair value measurements. The accounting provisions of SFAS 157 are effective for the Company beginning on November 15, 2008. The Company has not yet determined the impact, if any, that SFAS 157 will have on its consolidated financial statements

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

INTEREST RATE RISK

We are exposed to various market risks associated with changes in interest rates relating to our floating rate debt. To manage borrowing costs the Company uses derivative instruments, interest rate swaps, to effectively convert floating rate debt to fixed rate debt. All derivative contracts are for non-trading purpose, and are entered into with major reputable financial institutions thereby minimizing counterparty risk.

At December 31, 2007 and 2006 we had $180.2 million and $125.8 million of floating debt outstanding, respectively. In order to hedge the interest rate risk we entered into interest rate swap agreements that hedged approximately 45.3% and 44.7% of our outstanding debt at December 31, 2007 and 2006, respectively. At December 31, 2007, we had interest rate swap agreements to pay an average fixed rate of 5.15% before loan margin and receive a floating rate of interest on the notional amount of $81.6 million. At December 31, 2006, we had an interest rate swap agreement to pay a fixed rate of 5.09%, before loan margin, and receive a floating rate of interest on the notional amount of $56.2 million. The fair value of interest rate swap agreements at December 31, 2007 and 2006 was a liability of $3.5 million and an asset of $42 thousand, respectively. We also entered into swap agreements that will fix our interest rate at 4.83%, before loan margin, on the notional amount of $20.0 million of future debt that is effective June 29, 2008. Interest loan margins over LIBOR were 1.5%, 1.75%, 1.05% and 1.75% on $4.3 million, $35.0 million, $20.0 million, and $120.8 million of debt, respectively. The bank's loan margin on $120.8 million of debt with Bank of America is determined quarterly based on the level of our consolidated leverage ratio. The Company's consolidated leverage ratio at September 30, 2007, was below 1.5 to 1.0 and accordingly, the loan margin was 1.50% effective during the fourth quarter 2007.

As an indication of the extent of our sensitivity to interest rate changes, an increase in the LIBOR rate of 100 basis points would have decreased our net income and cash flows for the year ending December 31, 2007 by approximately $1.0 million based upon our net debt level at December 31, 2007 of $98.6 million after deducting $81.6 million of debt hedged with interest rate swaps.

The following table sets forth the sensitivity of our outstanding debt in U.S. dollars to a 100 basis point increase in LIBOR during the next five years on the same basis.

Year	Amount (In thousands)
2008	$ 947
2009	$ 895
2010	$ 136
2011	$ 27
2012	$ 218

FOREIGN EXCHANGE RATE RISK

We consider the U.S. dollar to be the functional currency for all of our entities. Our financial results are affected by changes in foreign exchange rates. Changes in foreign exchange rates could adversely affect our earnings. We generate all of our revenues in U.S. dollars, but incur approximately 9.1% of our operating expenses in currencies other than U.S. dollars for the year ended December 31, 2007. For accounting purposes, expenses incurred in currencies other than U.S. dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2007, approximately 6.7% of our outstanding accounts payable were denominated in currencies other than U.S. dollars.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information with respect to this Item is contained in our consolidated financial statements included in Part IV, Item 15 beginning on Page 68 of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this report (the "Evaluation Date"). Based on this evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to the Company, including our consolidated subsidiaries, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the Company's management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of the end of December 31, 2007.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, identified in connection with the foregoing evaluation that occurred during the fourth quarter of fiscal 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table provides information regarding our executive officers and directors.

Name	Age	Title
Joseph E. Royce	63	President, Chief Executive Officer, Chairman and Director
Gregg L. McNelis	52	Senior Executive Vice President, Chief Operating Officer and Director
Lawrence A. Blatte	78	Senior Executive Vice President
Ferdinand V. Lepere	56	Executive Vice President and Chief Financial Officer
William J. Carr	49	Vice President and Treasurer
James W. Bayley	67	Vice President and Director
Martin D. Levin	58	Director-New Shipbuilding Projects
John P. Cahill	49	Director
Randee E. Day	59	Director
William P. Harrington	50	Director
Peter S. Shaerf	53	Director
Alexander Smigelski	50	Director

Our directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Executive officers are appointed by and serve at the pleasure of our board of directors. A brief biography of each director and executive officer follows:

JOSEPH E. ROYCE

Mr. Royce has been President, Chairman and a director since our inception, and Chief Executive Officer since March 2005. Since 1993, Mr. Royce has served as President of TBS Shipping Services and is responsible for supervising the vessels in our breakbulk, bulk and liner operations. In 2007, Mr. Royce became a director of

Covenant House New York, the not-for-profit adolescent care agency. Between 1984 and early 1993, Mr. Royce was president of COTCO, a dry cargo pool of over 45 vessels. From 1973 to 1983, he was active as a shipbroker and independent ship operations manager involved in the shipment of various products worldwide.

GREGG L. MCNELIS

Mr. McNelis has served as a director since February 2004 and as Senior Executive Vice President and Chief Operating Officer since March 2005. Since 1993, Mr. McNelis has served as Executive Vice President of the Commercial Department at TBS Shipping Services, where he manages the chartering department, responsible for commercial employment of the fleet. He has worked with Mr. Royce for over 25 years, engaging in contract negotiations, time charters, voyage charters, contracts of affreightment, and developing and controlling trade lanes. Mr. McNelis previously served as vice president of COTCO. Mr. McNelis has over 30 years experience working in the international shipping industry.

LAWRENCE A. BLATTE

Mr. Blatte has served as Senior Executive Vice President since March 2005 and served as our corporate legal counsel from our inception until December 31, 2005. In January 2004, Mr. Blatte became Vice Chairman of TBS Shipping Services and in this role provides business development services. Previously, Mr. Blatte practiced law for over 30 years. As a public servant, Mr. Blatte held the position of Mayor of the Village of Lawrence, New York from July 1, 1996 to June 30, 2002, and served as a Trustee of the Village from July 1, 1979 to June 30, 1996.

FERDINAND V. LEPERE

Mr. Lepere has served as Executive Vice President and Chief Financial Officer since March 2005 and as Executive Vice President of Finance of TBS Shipping Services since January 1995, responsible for all financial, accounting, information systems and administrative matters. Mr. Lepere has over 29 years experience in shipping, most recently from February 1981 to December 1994 with Hapag-Lloyd A.G. as chief financial officer and board member of its American subsidiary. Mr. Lepere is a Certified Public Accountant and holds a Masters Degree in Finance and Accounting.

JAMES W. BAYLEY

Mr. Bayley was elected as a TBS director in 2007, having previously served as a director from our inception until 2006, and has been Vice President since March 2005. Since 1977, Mr. Bayley has served as Managing Director of Globe Maritime Limited, a company that is well established in the London shipping market. Mr. Bayley is a member of the Baltic Exchange and holds the title of Fellow of the Institute of Chartered Shipbrokers.

WILLIAM J. CARR

Mr. Carr served as a director from 1998 until 2001 and since then as Vice President, Treasurer and Resident Representative in Bermuda. Mr. Carr serves as President and director of all of our ship-owning subsidiaries. Since 1986, Mr. Carr has served as President and sole owner of Windcrest Management Limited, a Bermuda company providing accounting, consulting, corporate management and registered office services to local and international businesses.

JOHN P. CAHILL

Mr. Cahill became a director in June 2007. Mr. Cahill is counsel at Chadbourne & Parke LLC, a law firm in New York City that he joined in 2006. He is an attorney with experience in both the private and public sectors. From 2002 until 2006, Mr. Cahill served as the Secretary and Chief of Staff to the Governor of the State of New York, which is the highest ranking appointed official in New York State Government. Prior to this appointment, Mr. Cahill was Commissioner of the New York State Department of Environmental Conservation.

RANDEE E. DAY

Ms. Day has served as a director and Chairperson of the Audit Committee since 2001. Ms. Day is currently Managing Director and head of Maritime Investment Banking at Seabury Transportation Holdings LLC., a New York based advisory and investment bank specializing in the transportation industry. From 1985 until 2004, Ms. Day served as Chief Executive Officer and President of Day and Partners, Inc., a financial advisory and consulting firm to the maritime and cruise industries. Ms. Day became an independent director of Double Hull Tankers, Inc. (NYSE) in July 2005 and is the Chairperson of the Audit Committee and a member of the Compensation Committee.

WILLIAM P. HARRINGTON

Mr. Harrington has served as a director since 2005 and is Chairperson of the Nominating and Corporate Governance Committee. Mr. Harrington is a partner and the head of the litigation practice group at Bleakley Platt & Schmidt, LLP, a law firm in White Plains, New York. He is an experienced trial attorney who has represented Fortune 500 companies in criminal, commercial, environmental, real estate and employment discrimination matters.

PETER S. SHAERF

Mr. Shaerf has served as a director since 2001 and is Chairperson of the Compensation Committee. Mr. Shaerf is currently managing director of AMA Capital Partners LLC (formerly American Marine Advisors), a merchant banking firm exclusively focused on the maritime industry. From 2002 to April 2005, Mr. Shaerf was senior vice president of American Marine Advisors, Inc. From 1998 until April 2002, Mr. Shaerf was a Managing Director of Poseidon Capital Corp., an independent maritime consulting and investment company. From 1980 to 2002, he was a partner of The Commonwealth Group, a shipbrokerage company that specializes in the dry cargo and liner shipping industry. Mr. Shaerf is a director of General Maritime Corporation (NYSE) and Seaspan Corporation (NYSE). Mr. Shaerf is also a Chairman of New York Maritime Inc. (NYMAR), a not-for profit trade association formed to promote the New York maritime cluster.

ALEXANDER SMIGELSKI

Mr. Smigelski became a director in 2007. He is a senior partner with Kings Point Capital Partners, a New York based private equity firm investing in multiple strategies since 2006 and is presently the CEO of their Restaurant Division. Mr. Smigelski previously had a 17 year career on Wall Street, primarily with Merrill Lynch. In addition, he is a Master Mariner and was the youngest captain in the Exxon fleet.

MARTIN D. LEVIN

Mr. Levin became our Director-New Shipbuilding Projects in July 2007 in connection with our fleet upgrade and renewal and newbuilding programs. He is a naval architect with specialized experience in dry cargo vessels and vessel construction in Chinese, U.S. and European shipyards. Between November 2003 and July 2007, Mr. Levin was President and sole owner of Martin D. Levin Marine Design LLC, a consulting firm providing technical and project management services to us and other companies in the maritime industry. Prior to November 2003, Mr. Levin was Vice President of Marine Design and Operations, Inc. for more than 20 years, responsible for ship design and development, as well as management of new ship construction and conversions.

Other information required by Item 10 will be in the company's 2007 Definitive Proxy Statement and is incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by Item 11 will be in the Company's 2007 definitive proxy statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Information required by Item 12 will be in the Company's 2007 definitive proxy statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by Item 13 will be in the Company's 2007 definitive proxy statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by Item 14 will be in the Company's 2007 definitive proxy statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES INDEX

(a) Documents filed as part of this Annual Report

1. Financial Statements

The following consolidated financial statements of the Company are included in a separate section of this report:

Report of Independent Registered Public Accounting Firm F-1

Consolidated Balance Sheets as of December 31, 2007 and December 31, 2006 . . . . F-2

Consolidated Statements of Operations for the Years ended December 31, 2007, December 31, 2006 and December 31, 2005 . . . . F-3

Consolidated Statements of Cash Flows for the Years ended December 31, 2007, December 31, 2006 and December 31, 2005 . . . . F-4

Consolidated Statements of Changes in Shareholders' Equity for the Years ended December 31, 2007, December 31, 2006 and December 31, 2005 . . . . F-5

Notes to Consolidated Financial Statements . . . . F-6 - F-32

2. Financial Statement Schedules.

All schedules are omitted because they are not applicable or not required or because the required information is included in the Consolidated Financial Statements or the Notes thereto.

3. **Exhibits.**

The following exhibits are filed as part of, or incorporated by reference into, this Annual Report:

			Incorporated by Reference			
Exhibit	**Description**	**Filed Herewith**	**Form**	**File No.**	**Exhibit**	**Filing Date**
2.1	Third Amended Joint Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code		S-1/A	333-123157	2.1	4/19/2005
3.1	Amended and Restated Memorandum of Association of TBS International Limited		10-Q	000-51368	3.1	8/12/2005
3.2	Amended and Restated Bye-Laws of TBS International Limited		10-Q	000-51368	3.2	8/12/2005
4.1	Form of Class A Common Share Certificate		S-1/A	333-123157	4.1	5/16/2005
4.2	Form of Class B Common Share Certificate		S-1/A	333-123157	4.2	5/16/2005
10.1	Loan Agreement, dated December 21, 2004, between Avon Maritime Corp. and The Royal Bank of Scotland plc		S-1/A	333-123157	10.1	5/16/2005
10.2	Umbrella Agreement, dated December 5, 2003, between TBS International Limited and Arkadia Shipping Inc.		S-1/A	333-123157	10.2	4/19/2005
10.3	Form of Memorandum of Agreement related to sale-leaseback financings with Arkadia Shipping Inc.		S-1/A	333-123157	10.3	4/19/2005
10.4	Form of Bareboat Charter related to sale-leaseback financings with Arkadia Shipping Inc.		S-1/A	333-123157	10.4	4/19/2005
10.5	Management Agreement, dated February 8, 2001, by and among TBS Shipping International Limited, TBS Worldwide Services Inc., its indirect and direct subsidiaries, TBS Commercial Group Ltd. and Beacon Holdings Ltd.		S-1/A	333-123157	10.5	4/19/2005
10.6	Form of Commercial Agency Agreement with TBS Worldwide Services Inc.		S-1/A	333-123157	10.6	4/19/2005
10.7	Form of Stock Purchase Agreement for acquisition of Roymar Ship Management, Inc. between TBS International Limited and Joseph E. Royce, Gregg L. McNelis, Lawrence A. Blatte and Captain Alkis N. Meimaris.		S-1/A	333-123157	10.7	4/192005
10.8	Form of Stock Purchase Agreement for acquisition of TBS Shipping Services Inc. between TBS International Limited and Joseph E. Royce, Gregg L. McNelis, Lawrence A. Blatte and Captain Alkis N. Meimaris		S-1/A	333-123157	10.8	5/16/2005
10.9*	Employee Share Purchase Plan		S-1/A	333-123157	10.15	5/16/2005
10.10	Lease agreement, dated January 1, 2005 between Joseph E. Royce, Landlord and TBS Shipping Services Inc., Tenant for premises located at 612 East Grassy Sprain Road, Yonkers, New York		10-K	000-51368	10.1	3/16/2006

Exhibit	Description	Filed Herewith	Incorporated by Reference Form	File No.	Exhibit	Filing Date
10.11	Credit Agreement, dated July 31, 2006, by and among Albemarle Maritime Corp., Arden Maritime Corp., Asia-America Ocean Carriers Ltd., Birnam Maritime Corp., Bristol Maritime Corp., Chester Shipping Corp., Darby Navigation Corp., Dover Maritime Corp., Frankfort Maritime Corp., Glenwood Maritime Corp., Hansen Shipping Corp., Henley Maritime Corp., Hudson Maritime Corp., Kensington Shipping Corp., Newkirk Navigation Corp., Oldcastle Shipping Corp., Rector Shipping Corp., Remsen Navigation Corp., Sheffield Maritime Corp., Sherman Maritime Corp., Sterling Shipping Corp., Stratford Shipping Corp., Vernon Maritime Corp., Windsor Maritime Corp., as Borrowers, and TBS International Limited, as guarantor with Bank of America, N.A., as Administrative Agent and a Lender, Citibank, N.A., as Syndication Agent and a Lender, Westlb AG New York Branch, as Documentation Agent and a Lender, Keybank, N.A. as a Lender, LaSalle Bank, National Association, as a Lender, North Fork Business Capital Corporation, as a Lender, and Webster Bank National Association, as a Lender		8-K	000-51368	10.1	8/4/2006
10.12	Amendment No. 1 to Credit Agreement dated July 31, 2006.		8-K	000-51368	10.1	1/26/2007
10.13*	Form of Restricted Share Award Agreement under the TBS International Limited and Subsidiaries 2005 Equity Incentive Plan.		8-K	000-51368	10.2	1/26/2007
10.14*	Form of Bonus Share Award Agreement under the TBS International Limited and Subsidiaries 2005 Equity Incentive Plan.		8-K	000-51368	10.3	1/26/2007
10.15	Memorandum of Sale for the vessel *Seminole Princess* (formerly the *Clipper Flamingo*)		10-K	000-51368	10.1	3/12/2007
10.16	Memorandum of Sale for the vessel *Laguna Belle* (formerly the *Clipper Frontier*).		10-K	000-51368	10.2	3/12/2007
10.17	Bareboat Charter Agreement, dated January 30, 2007, between Fairfax Shipping Corp and Adirondack Shipping LLC.		10-K	000-51368	10.3	3/12/2007
10.18	Bareboat Charter Agreement, dated January 30, 2007, between Beekman Shipping Corp and Rushmore Shipping LLC.		10-K	000-51368	10.4	3/12/2007
10.19	Loan Agreement, dated March 29, 2007, among Argyle Maritime Corp., Caton Maritime Corp., Dorchester Maritime Corp., Longwoods Maritime Corp., McHenry Maritime Corp., Sunswyck Maritime Corp. and certain lenders.		8-K	000-51368	10.1	4/2/2007

Exhibit	Description	Filed Herewith	Incorporated by Reference Form	File No.	Exhibit	Filing Date
10.20	Guarantee Facility Agreement, dated March 29, 2007, among Argyle Maritime Corp., Caton Maritime Corp., Dorchester Maritime Corp., Longwoods Maritime Corp., McHenry Maritime Corp., Sunswyck Maritime Corp. and The Royal Bank of Scotland plc.		8-K	000-51368	10.2	4/2/2007
10.21	Overall Agreement between TBS International Limited and China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd. (Confidential treatment has been requested for portions of this agreement).		10-Q	000-51368	10.1	5/15/2007
10.22	Shipbuilding Contract and Addendum between Argyle Maritime Corp. and China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd. (Confidential treatment has been requested for portions of this agreement).		10-Q	000-51368	10.2	5/15/2007
10.23	Shipbuilding Contract and Addendum between Caton Maritime Corp. and China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd. (Confidential treatment has been requested for portions of this agreement).		10-Q	000-51368	10.3	5/15/2007
10.24	Shipbuilding Contract and Addendum between Dorchester Maritime Corp. and China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd. (Confidential treatment has been requested for portions of this agreement).		10-Q	000-51368	10.4	5/15/2007
10.25	Shipbuilding Contract and Addendum between Longwoods Maritime Corp. and China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd. (Confidential treatment has been requested for portions of this agreement).		10-Q	000-51368	10.5	5/15/2007
10.26	Shipbuilding Contract and Addendum between McHenry Maritime Corp. and China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd. (Confidential treatment has been requested for portions of this agreement).		10-Q	000-51368	10.6	5/15/2007
10.27	Shipbuilding Contract between Sunswyck Maritime Corp. and China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd. (Confidential treatment has been requested for portions of this agreement).		10-Q	000-51368	10.7	5/15/2007
10.28	Amendment Number 1 dated June 27, 2007 to Shipbuilding Contract between Argyle Maritime Corp. and China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd.		10-Q	000-51368	10.1	8/10/2007

Exhibit	Description	Filed Herewith	Incorporated by Reference Form	File No.	Exhibit	Filing Date
10.29	Amendment Number 2 dated June 27, 2007 to Shipbuilding Contract between Caton Maritime Corp. and China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd.		10-Q	000-51368	10.2	8/10/2007
10.30	Amendment Number 2 dated June 27, 2007 to Shipbuilding Contract between Dorchester Maritime Corp. and China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd.		10-Q	000-51368	10.3	8/10/2007
10.31	Amendment Number 2 dated June 27, 2007 to Shipbuilding Contract between Longwoods Maritime Corp. and China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd.		10-Q	000-51368	10.4	8/10/2007
10.32	Amendment Number 2 dated June 27, 2007 to Shipbuilding Contract between McHenry Maritime Corp. and China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd.		10-Q	000-51368	10.5	8/10/2007
10.33	Amendment Number 1 dated June 27, 2007 to Shipbuilding Contract between Sunswyck Maritime Corp. and China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd.		10-Q	000-51368	10.6	8/10/2007
10.34*	Restricted stock grant agreement for 100,000 shares granted to Ferdinand Lepere under the TBS International Limited 2005 Equity Incentive Plan.		10-Q	000-51368	10.7	8/10/2007
10.35*	TBS International Limited 2005 Equity Incentive Plan, as amended.		10-Q	000-51368	10.1	11/9/2007
10.36*	TBS International Limited 2005 Equity Incentive Plan - Form of Share Unit Award Agreement.		10-Q	000-51368	10.2	11/9/2007
10.37	Credit Agreement, dated December 7, 2007, by and among Claremont Shipping Corp. and Yorkshire Shipping Corp., and TBS International Limited, as guarantor with Credit Suisse Lender.	X		000-51368	21.1	3/14/2008
10. 38	Credit Agreement, dated January 16, 2008, by and among Bedford Maritime Corp, Brighton Maritime Corp, Columbus Maritime Corp, Hari Maritime Corp, Hancock Navigation Corp, Prospect Navigation Corp, and Whitehall Marine Transport Corp Corp. as Borrowers, and TBS International Limited, as guarantor with DVB Group Merchant Bank (Asia) Ltd. as Facility Agent, Security Trustee and a Lender, The Governor and Company of the Bank of Ireland, as Payment Agent and a Lender, and Natixis, as a Lender.	X		000-51368	21.2	3/14/2008

Exhibit	Description	Filed Herewith	Incorporated by Reference			
			Form	File No.	Exhibit	Filing Date
10.39	Credit agreement, dated February 29, 2008 by and among Amoros Maritime Corp., Lancaster Maritime Corp. and Chatham Maritime Corp. as borrowers, and TBS International Limited as Parent guarantor and AIG Commercial Equipment Finance, Inc., as lender.	X		000-51368	21.3	3/14/2008
10.40	Lease agreement, dated January 1, 2008, between Joseph E. Royce, Landlord and TBS Shipping Services Inc., tenant for premises located at 612 East Grassy Sprain Road, Yonkers, New York.	X		000-51368	21.4	3/14/2008
21.1	Subsidiaries of the Registrant	X		000-51368	21.1	3/14/2008
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities and Exchange Act, as amended.	X		000-51368	31.1	3/14/2008
31.2	Certification of the Chief Financial and Accounting Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities and Exchange Act, as amended.	X		000-51368	31.2	3/14/2008
31.3	Certification of the Chief Accounting Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities and Exchange Act, as amended.	X		000-51368	31.2	3/14/2008
32	Certification of Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X		000-51368	32	3/14/2008

* Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Directors
of TBS International Limited:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15 (a)(i) present fairly, in all material respects, the financial position of TBS International Limited and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under Management's Report on Internal Control over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers LLP
New York, New York
March 14, 2008

Part I. FINANCIAL INFORMATION

Item 1. Financial Statements

TBS INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 30,498,324	$ 12,006,727
Charter hire receivable, net of allowance of $490,196 in 2007 and $442,529 in 2006	30,081,035	25,396,093
Fuel and other inventories	11,122,913	7,256,483
Prepaid expenses and other current assets	7,742,099	7,704,416
Advances to affiliates	917,760	5,604
Total current assets	80,362,131	52,369,323
Deposits for vessel purchases	14,836,000	1,695,000
Fixed assets, net	444,082,045	336,869,094
Goodwill	8,425,935	8,425,935
Other assets and deferred charges	11,407,199	3,731,491
Total assets	**$ 559,113,310**	**$ 403,090,843**
Liabilities and Shareholders' Equity		
Current liabilities		
Debt, current portion	$ 22,698,571	$ 19,770,000
Obligations under capital lease, current portion		4,087,484
Accounts payable	11,723,077	6,049,174
Accrued expenses	36,713,539	21,529,351
Voyages in progress	7,015,709	4,268,514
Advances from affiliates	467,550	481,103
Total current liabilities	78,618,446	56,185,626
Debt, long-term portion	157,467,391	106,034,033
Obligations under capital lease, net of current portion		17,267,206
Other liabilities	3,464,973	
Total liabilities	239,550,810	179,486,865
COMMITMENTS AND CONTINGENCIES		
Shareholders' equity		
Common shares, Class A, $.01 par value, 75,000,000 authorized, 14,350,996 shares issued and outstanding in 2007 and 14,319,996 shares issued and outstanding in 2006	143,510	143,200
Common shares, Class B, $.01 par value, 30,000,000 authorized, 13,404,461 shares issued and outstanding	134,045	134,045
Warrants	20,747	20,747
Additional paid-in capital	88,529,712	87,880,449
Accumulated other comprehensive (loss) income	(2,897,257)	42,386
Retained earnings	233,631,743	135,383,151
Total shareholders' equity	319,562,500	223,603,978
Total liabilities and shareholders' equity	**$ 559,113,310**	**$ 403,090,843**

The accompanying notes are an integral part of these consolidated financial statements.

TBS INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2007	2006	2005
Revenue			
Voyage revenue	$ 264,193,377	$ 189,012,189	$ 175,595,810
Time charter revenue	88,365,332	63,113,997	71,455,764
Other revenue	3,046,347	1,459,527	979,644
Total revenue	355,605,056	253,585,713	248,031,218
Operating expenses			
Voyage	92,481,577	83,254,139	75,291,117
Vessel	85,957,548	63,205,330	68,710,650
Depreciation and amortization	36,022,475	29,866,684	19,537,055
Management fees			2,624,391
General and administrative	38,703,544	27,256,199	17,617,690
Loss (gain) from sale of vessel	813,891	(2,179,820)	
Total operating expenses	253,979,035	201,402,532	183,780,903
Income from operations	101,626,021	52,183,181	64,250,315
Other (expenses) and income			
Interest expense	(10,394,176)	(11,576,202)	(9,346,461)
Interest and other income	983,002	1,809,838	752,208
Loss on extinguishment of debt		(3,356,992)	
Gain on sale and recovery of vessel	6,033,745		
Total other expenses, net	(3,377,429)	(13,123,356)	(8,594,253)
Net income	98,248,592	39,059,825	55,656,062
Amount allocated to participating preferred shareholders			(5,705,560)
Net income available for common shareholders	**$ 98,248,592**	**$ 39,059,825**	**$ 49,950,502**
Earnings per share			
Net income per common share			
Basic	$ 3.51	$ 1.40	$ 2.28
Diluted	$ 3.50	$ 1.39	$ 2.05
Weighted average common shares outstanding			
Basic	28,029,340	27,998,843	21,870,160
Diluted	28,066,736	28,088,310	24,310,909

The accompanying notes are an integral part of these consolidated financial statements.

TBS INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
Cash flows from operating activities			
Net income	$ 98,248,592	$ 39,059,825	$ 55,656,062
Adjustments to reconcile net income to net cash provided by operating activities			
Gain on sale and insurance recovery of vessel	(6,033,745)		
Loss (gain) on sale of vessel	813,891	(2,179,820)	
Depreciation and amortization	36,022,475	29,866,684	19,537,055
Loss on change in value of interest swap	567,716		
Amortization and write-off of deferred financing costs	1,073,506	2,088,894	443,381
Addition on allowance for bad debt	80,724		
Non cash stock based compensation	524,573	272,500	1,069,000
Loss in joint venture	27,145	74,027	
Changes in operating assets and liabilities			
(Increase) decrease in charter hire receivable	(4,765,666)	152,020	(8,351,663)
(Increase) decrease in fuel and other inventories	(3,866,430)	378,949	(4,247,803)
Decrease (increase) in prepaid expenses and other assets	302,317	(4,143,653)	1,707,430
(Increase) in other assets and deferred charges	(1,127,355)		
Increase in accounts payable	5,673,903	1,322,586	171,461
Increase (decrease) in accrued expenses	15,309,188	(171,762)	9,692,691
Increase (decrease) in voyages in progress	2,747,195	2,149,613	(531,650)
(Decrease) in advances from/to affiliates, net	(925,709)	(923,318)	(1,412,012)
Net cash provided by operating activities	144,672,320	67,946,545	73,733,952
Cash flows from investing activities			
Proceeds on sale of vessel	62,014,150	3,160,500	
Vessel acquisition/capital improvement costs	(201,844,273)	(97,763,257)	(177,009,241)
Deposit for vessel purchases	(14,836,000)	(1,695,000)	
Restricted cash for litigation		532,500	(532,500)
Return of investment in security	160,000		
Payment for purchase of TBS Shipping Services Inc and Roymar Ship Management Inc., net of cash acquired of $801,594			(7,289,895)
Investment in securities	(228,940)	(500,000)	
Investment in joint venture	(360,000)	(500,000)	
Net cash (used in) investing activities	(155,095,063)	(96,765,257)	(184,831,636)
Cash flows from financing activities			
Dividends paid			(150,000)
Proceeds on sale of TBS International Limited shares owned by subsidiaries			795,336
Proceeds from issuance of shares in initial public offering and exercise of series A warrants, net of offering costs			60,841,169
Repayment of debt principal	(21,198,571)	(109,747,462)	(27,773,746)
Proceeds from debt	60,000,000	75,000,000	95,000,000
Payment of deferred financing costs	(4,092,898)	(3,050,482)	(2,193,092)
Proceeds from revolving debt facility	101,000,000	57,974,533	12,000,000
Repayment of revolving debt facility	(85,439,500)	(3,160,500)	(12,000,000)
Repayment of obligations under capital leases	(21,354,690)	(3,348,331)	(9,938,506)
Net cash provided by financing activities	28,914,341	13,667,758	116,581,161
Net increase (decrease) in cash and cash equivalents	18,491,597	(15,150,954)	5,483,477
Cash and cash equivalents beginning of period	12,006,727	27,157,681	21,674,204
Cash and cash equivalents end of period	30,498,324	$ 12,006,727	$ 27,157,681
Supplemental cash flow information			
Interest paid	$ 9,868,517	$ 10,451,046	$ 9,001,396

Noncash Investing activities: For the year ended December 31, 2007, the proceeds on the sale-leaseback of the vessels *Laguna Belle* and *Seminole Princess* excludes the noncash portion of $5,500,000, which was retained by the buyer/lessor as a deposit on the bareboat charters

Noncash Financing activities: For the year ended December 31, 2007, 31,000 shares were issued to independent directors and our Chief Financial Officer under the 2005 Employee Incentive Plan.

The accompanying notes are an integral part of these consolidated financial statements.

TBS INTERNATIONAL LIMITED. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares		Preference	Warrants		Additional Paid-in	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance at December 31, 2004	4,000,000	$ 16,000	$ 4,000	2,666,658	$ 800,000	$ 24,357,936	$ 40,817,264		$ 65,995,200
Conversion of preference shares to common shares	2,000,000	8,000	(4,000)			(4,000)			
Additional shares issuable under anti-dilution provisions of warrant agreement				1,132,172					
Redesignation and change in par value of common shares from $.004 to $.01	(3,600,000)								
Stock split	12,881,692	128,817				(128,817)			
Change in number of shares issuable under warrants due to change in par value of common shares and stock split				4,488,305					
Exercise of Series A warrants	5,413,265	54,133		(5,413,265)	(388,812)	388,812			54,133
Cancellation of Series A warrants				(1,687,590)	(121,212)	121,212			
Cancellation of Series B & C warrants				(897,427)	(269,229)	269,229			
Initial public offering	7,000,000	70,000				65,030,000			65,100,000
Stock offering costs						(4,312,964)			(4,312,964)
Stock issued to employees as payroll						1,069,000			1,069,000
Proceeds on sale of TBS International Limited stock owned by subsidiaries in connection with initial public offering						795,336			795,336
Net income							55,656,062		55,656,062
Dividends paid on preference shares							(150,000)		(150,000)
Balance at December 31, 2005	27,694,957	276,950		288,853	20,747	87,585,744	96,323,326		184,206,767
Net income							39,059,825		39,059,825
Unrealized gain on cash flow hedges								$ 42,386	42,386
Comprehensive income									39,102,211
Stock-based award activity	29,500	295				294,705			295,000
Balance at December 31, 2006	27,724,457	277,245		288,853	20,747	87,880,449	135,383,151	42,386	223,603,978
Net income							98,248,592		98,248,592
Unrealized loss on cash flow hedges								(2,939,643)	(2,939,643)
Comprehensive income									95,308,649
Stock-based award activity	31,000	310				649,263			649,573
Balance at December 31, 2007	**27,755,457**	**$ 277,555**	**$**	**288,853**	**$ 20,747**	**$ 88,529,712**	**$ 233,631,743**	**$ (2,897,257)**	**$ 319,562,500**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — BASIS OF PRESENTATION

1. Organization and Nature of Business

TBS International Limited ("TBS"), which is organized in Bermuda, is engaged in the ocean transportation of dry cargo through the use of owned and chartered vessels. All the related corporations of the Company, except Roymar and TBS Shipping Services and its subsidiaries, are foreign corporations and conduct their business operations worldwide. Roymar and TBS Shipping Services and Subsidiaries conduct their business operations in the United States. The terms "Company," "we," "our," and "us" refer to TBS International Limited and its consolidated subsidiaries. A listing of all of TBS's subsidiaries, with their country of registry and vessel owned, if applicable is as follows:

- TBS International Limited (Bermuda)
    - Westbrook Holdings Ltd. And its subsidiaries (All Marshall Islands)
        - Albemarle Maritime Corp. – *Mohawk Princess*
        - Amoros Maritime Corp. – *Hopi Princess*
        - Arden Maritime Corp. – *Tayrona Princess*
        - Asia-America Ocean Carriers Ltd. – *(Huron Maiden sold May, 2007)*
        - Avon Maritime Corp. – *Wichita Belle*
        - Bedford Maritime Corp. – *Apache Maiden*
        - Beekman Shipping Corp. – *Laguna Belle*
        - Birnam Maritime Corp. – *Sioux Maiden*
        - Brighton Maritime Corp. – *Kickapoo Belle*
        - Bristol Maritime Corp. – *Tuscarora Belle*
        - Chatham Maritime Corp. – *Zuni Princess*
        - Chester Shipping Corp. – *Tamoyo Maiden*
        - Claremont Shipping Corp. – *Arapaho Belle*
        - Columbus Maritime Corp. – *Seneca Maiden*
        - Cortland Navigation Corp. – *(Chippewa Belle sold October, 2003)*
        - Darby Navigation Corp. – *Nyack Princess*
        - Dover Maritime Corp. – *Aztec Maiden*
        - Dyker Maritime Corp. – *Caribe Maiden*
        - Elrod Shipping Corp. – *Nanticoke Belle*
        - Exeter Shipping Corp. – *Alabama Belle*
        - Fairfax Shipping Corp. – *Seminole Princess*
        - Frankfort Maritime Corp. – *Shawnee Princess*
        - Glenwood Maritime Corp. – *Miami Maiden*
        - Grainger Maritime Corp. – *Ottawa Princess*
        - Hancock Navigation Corp. – *Kiowa Princess*
        - Hansen Shipping Corp. – *Ainu Princess*
        - Hari Maritime Corp. – *Navajo Princess*
        - Henley Maritime Corp. – *Tuckahoe Maiden*
        - Hudson Maritime Corp. – *Chesapeake Belle*
        - Jessup Maritime Corp. – *Savannah Belle*
        - Kensington Shipping Corp. – *(Maya Princess sold March, 2007)*
        - Lancaster Maritime Corp. – *Mohave Maiden*

- Leaf Shipping Corp. – *Management Company*
- Montrose Maritime Corp. – *Yakima Princess*
- Newkirk Navigation – *(Dakota Belle sold September, 2006)*
- Oldcastle Shipping Corp. – *Taino Maiden*
- Pacific Rim Shipping Corp. – *Philippine Bareboat Charterer*
- Prospect Navigation Corp. – *Inca Maiden*
- Rector Shipping Corp. – *Siboney Belle*
- Remsen Navigation Corp. – *Maori Maiden*
- Sheffield Maritime Corp. – *Manhattan Princess*
- Sherman Maritime Corp. – *Rockaway Belle*
- Sterling Shipping Corp. – *Biloxi Belle*
- Stratford Shipping Corp. – *Iroquois Maiden*
- Vernon Maritime Corp. – *Mohegan Princess*
- Whitehall Marine Transport Corp. – *Cherokee Princess*
- Windsor Maritime Corp. – *Shinnecock Belle*
- Yorkshire Shipping Corp. – *Oneida Princess*
- Argyle Maritime Corp. (New vessel building-Hull Number NYHS200720)
- Caton Maritime Corp. (New vessel building-Hull Number NYHS200721)
- Dorchester Maritime Corp. (New vessel building-Hull Number NYHS200722)
- Longwoods Maritime Corp. (New vessel building-Hull Number NYHS200723)
- McHenry Maritime Corp. (New vessel building-Hull Number NYHS200724)
- Sunswyck Maritime Corp. (New vessel building-Hull Number NYHS200725)

- Transworld Cargo Carriers, S.A. (Marshall Islands)
- TBS Worldwide Services Inc. (Marshall Islands)
    - TBS African Ventures Limited
        - GMTBS Africa Line Limited (Hong Kong) (50% ownership)
    - TBS Eurolines, Ltd.
    - TBS Latin America Liner, Ltd.
    - TBS Middle East Carriers, Ltd.
    - TBS North America Liner, Ltd.
    - TBS Ocean Carriers, Ltd.
    - TBS Pacific Liner, Ltd.
- Mercury Marine Ltd. (formerly TBS Logistics Ltd.) (Marshall Islands)
- Roymar Ship Management, Inc. (New York)
- TBS Shipping Services Inc. (New York)
    - Compass Chartering Corp. (New York)
        - Azalea Shipping & Chartering Inc. (New York)
    - TBS US Enterprises LLC (Delaware)
    - TBS Energy Logistics L P (Delaware)
    - TBS Logistics Incorporated (Texas)

Westbrook Holdings, Ltd. and its subsidiaries ("Westbrook") operate their vessels under pool agreements with an affiliate, TBS Worldwide Services Inc. ("TBS Worldwide") and its subsidiaries, (TBS Pacific Liner, Ltd., TBS Latin America Liner, Ltd., TBS North America Liner, Ltd., TBS Ocean Carriers, Ltd., TBS Middle East Carriers Ltd., TBS African Ventures Limited and TBS Eurolines, Ltd.) (collectively, the "Pools"). Transworld Cargo Carriers, S.A. ("TWCC") operates substantially all its vessels under pool agreements with TBS Worldwide. Roymar and TBS Shipping Services provide technical and operational management services to the TBS and its other subsidiaries.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America. A summary of the significant accounting policies followed in the preparation of the accompanying consolidated financial statements is presented below.

Principles of Consolidation

The consolidated financial statements include the accounts of TBS and all subsidiaries that are more than 50 percent owned. All significant intercompany transactions and balances have been eliminated in consolidation. Companies that are not consolidated, but over which the Company exercises significant influence, are accounted for under the equity method of accounting.

Segment Reporting

The Company has determined, in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 131 "*Disclosures about Segments of an Enterprise and Related Information*," that it operates in one reportable segment, the worldwide ocean transportation of dry cargo.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The most significant estimates relate to allowances for charter hire and claims receivable, estimated lives of vessels and voyages in progress.

Revenue Recognition – Related Expenses

Revenue is generally recorded when services are rendered, evidence of an arrangement is obtained, pricing is fixed or determinable and collection is reasonably assured. We generally employ our vessels under time or voyage charters. With time charters, we receive a fixed charter hire per on-hire day and are responsible for meeting all the vessel operating expenses such as crew costs, insurance, stores and lubricants and repairs and maintenance. Time charter revenue is recorded over the term of the charter as service is provided. Revenue from time charters in progress at year end is calculated using the daily charter hire rate, net of daily expenses, multiplied by the number of voyage days on-hire through year end.

In the case of voyage charters, the vessel is contracted for a voyage between two or more ports. We are paid for the cargo transported and we pay all voyage expenses, such as fuel, port call expenses and commissions, as well as all vessel operating expenses. Under a voyage charter, the revenues and related voyage expenses are recognized on the percentage of service completed at the balance sheet date by prorating the estimated total voyage revenue and expenses using the ratio of voyage days completed through balance sheet date to total voyage days. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different from the method of recognizing such costs as incurred in accordance with EITF Issue 91-9, method 5, on both a quarterly and annual basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Vessel operating expenses for both voyage and time charters are expensed as incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities when purchased of three months or less to be cash equivalents.

Charter Hire Receivable and Allowance for Doubtful Accounts

Charter hire receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on specific identification of certain receivable balances for which management believes collectability is questionable and by maintaining a percentage of outstanding receivable balances as an allowance to assure coverage for risks not specifically identified.

Claims Receivable

Claims receivable, which are included in prepaid expenses and other current assets, represent claims for reimbursement of expenses incurred that have been or will be made under our hull and machinery, and protection and indemnity coverages. We record the probable amount that we expect to recover from insurance net of the applicable deductible.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and charter hire receivables. The Company places its cash with high-quality financial institutions. These financial institutions are located throughout the world, and the Company's policy is designed to limit exposure to any one institution. The Company maintains reserves for potential credit losses, and historically such losses have not been significant.

Fuel and Other Inventories

Fuel and other inventories, consisting primarily of fuel, lubricating oil and spare parts aboard the vessels, are valued at the lower of cost (determined using a first-in, first-out basis for fuel and a weighted average basis for lubricating oil and spare parts).

Fixed Assets

Vessels are stated at cost, which includes contract price and other direct costs relating to acquiring and placing the vessels in service, less accumulated depreciation. Major vessel improvements are capitalized and depreciated over the remaining useful lives of the vessels. Depreciation on vessels is calculated, based on cost less estimated residual value, using the straight-line method over the remaining useful life of the vessel. Depreciation on vessel improvements is calculated using the straight-line method over the remaining useful life of the vessel. The remaining useful life of each vessel is estimated as the period from the date we put the vessel in service to the date 30 years from the time that the vessel was initially delivered by the shipyard. Maintenance and repair costs that do not improve or extend the useful lives of the vessels, other than dry dock costs discussed below, are expensed as incurred.

Vessel construction in progress represents the accumulated costs to build six vessels. The Company capitalizes direct and indirect costs clearly associated with the development, design, and construction of new vessels as these costs have a future benefit. Costs include installments paid to the shipyard, payments made to third parties in connection with the new vessel building program, and interest costs incurred during the construction period, which is defined as the period from the start of construction until the date that each vessel is substantially complete and ready for use.

Vessel leasehold improvements are the cost of improvements made to two vessels chartered in under long term charters. Vessel leasehold improvements, which are included with vessel improvements and other equipment, are amortized on a straight-line basis over the term of the lease.

Deferred dry docking costs represent amounts incurred for periodic inspections and overhaul activities required for regulatory and insurance purposes. Dry dock costs are amortized on a straight-line basis over the period through the date of the next drydocking which is typically 30 months.

Other Fixed Assets, consisting principally of grabs, computer hardware, software and office equipment are depreciated on a straight-line basis.

We use the following useful lives to calculate depreciation and amortization:

Description	Useful Life
Vessel	Remaining vessel life, 5-22 years
Vessel improvements	Remaining vessel life, 5-22 years
Vessel equipment	2-5 years
Vessel leasehold improvements	7 years
Deferred dry docking costs	30 months
Other fixed assets including grabs	3-10 years

Impairment of Long-Lived Assets

The Company is required by SFAS No. 144 "*Accounting for the Impairment or Disposal of Long-Lived Assets*" to review its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are measured for impairment when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Management performs impairment analyses when certain triggering events occur. If a triggering event was to occur the fair values of our long-lived assets would be determined by consideration of independent third-party appraisals. The Company has determined that there was no impairment of long-lived assets at December 31, 2007 and 2006.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Goodwill is reviewed annually or more frequently if events or circumstances indicate possible impairment in accordance with SFAS No. 142 "*Goodwill and Other Intangibles Assets*". This statement requires that goodwill and other intangibles assets with an indefinite life are not to be amortized but instead tested for impairment at least annually. The Company has determined that there was no impairment of goodwill as of and for the years ended December 31, 2007 and 2006.

Deferred Financing Costs

Deferred financing costs are amortized over the term of the related financing using the straight-line method, which is not materially different than the effective interest method. Unamortized deferred financing costs are written off when the related debt is repaid and included in debt extinguishment gain or loss in the accompanying consolidated statements of operations.

Leases

Leases are classified as either capital or operating. Those leases that transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. All other leases are accounted for as operating leases. Capital leases are accounted for as assets and are fully amortized on a straight-line basis over the lesser of the estimated useful lives or the remaining available lease terms. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year; otherwise the principal is included in amounts due after one year. The capitalized lease obligation reflects the present value of future lease payments. The financing element of the lease payments is charged to income over the term of the lease. Deferred leasing costs are amortized over the term of the lease using the straight-line method, which is not materially different than the effective interest method. Rental expense for leases classified as operating and that contain predetermined fixed decreases of minimum rentals during the term of the lease is recognized on a straight-line basis over the life of the lease, beginning with the point at which the Company obtains control and possession of the leased properties. The difference between the amounts charged to operations and amounts paid is recorded as deferred rent receivable.

Taxation

Currently there is no Bermuda income or profit tax. The Company is also not subject to corporate income taxes on its profits in the Marshall Islands because its income is derived from sources outside this jurisdiction. Minor registration and tonnage taxes must be paid annually and have been included in the vessels' operating expenses in the accompanying consolidated statements of operations.

Pursuant to the Internal Revenue Code of the United States, U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must meet two requirements. First, a company must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations. Second more than 50% of the outstanding shares of stock of either the company or its parent, by both total combined voting and total value, must be listed on an exchange in the country of incorporation or another country that grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations or on a U.S. exchange and be regularly traded, as defined.

TBS and its foreign subsidiaries are incorporated in countries that grant equivalent exemption from income taxes to U.S. citizens and U.S. corporations. In June 2005, TBS met the second requirement for exemption from U.S. income tax when it completed its initial public offering and its stock began being regularly traded on the NASDAQ market.

United States federal and state income taxes that TBS's U.S. subsidiaries are subject to are not significant to the accompanying consolidated statements of operations and is included as a component of general and administrative in the consolidated income statement.

Stock Based Compensation

The Company adopted SFAS 123R effective January 1, 2006, using the modified prospective method which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest.

Earnings Per Share

Earnings per share are based on reported net income available for common shareholders and the weighted average number of common shares outstanding (basic) and the weighted average total of common shares outstanding and potential common shares (diluted).

Fair Value of Financial Instruments

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash equivalents, charter hire receivables and debt. We place our cash equivalents with a number of financial institutions to help limit the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base, and their dispersion across many geographic areas. As of December 31, 2007, one customer accounted for 13.1% of charter hire receivables, and as of December 31, 2006 one customer accounted for 10.4% of charter hire receivables.

The following method and assumptions were used to estimate the fair value of financial instruments included in the following categories:

- *Cash and cash equivalents, charter hire and claims receivable* - The carrying amount reported in the accompanying consolidated balance sheets for cash and cash equivalents, charter hire and claims receivables approximates their fair value due to the current maturities.
- *Short-term debt* - The carrying amount reported in the accompanying consolidated balance sheets for short-term debt approximates its fair value due to the current maturity of such instruments and their variable rates.
- *Long-term debt* - The carrying amount of our long-term debt approximates fair value due to the variable interest rates on bank borrowings and based on the current rates offered to us for debt of the same remaining maturities.
- *Interest Rate Swap* - The Company utilizes certain derivative financial instruments to manage interest rate risk. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instruments. The Company is exposed to credit loss in the event of nonperformance by the counterparties on derivative contracts. The Company minimizes its credit risk on these transactions by dealing only with leading, credit-worthy financial institutions and, therefore, does not anticipate nonperformance.

Foreign Currency Transactions

The financial statements are expressed in United States dollars. Gains and losses resulting from foreign currency transactions, which are not significant, are included in other income.

Financial Derivative Instruments and Hedging Activities

The Company seeks to manage its interest rate risk associated with variable rate borrowings with the use of derivative financial instruments. The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("SFAS 133"). The fair value of derivative financial instruments are recognized as assets or liabilities at each balance sheet date, with changes in fair value affecting net income (loss) or comprehensive income (loss) as applicable.

Reclassification

Reclassifications were made to the consolidated cash flows for the years ended December 31, 2006 and 2005 to conform to the current presentation of cash flows provided by operating and financing activities. The reclassification did not impact total net cash provided by operating and financing activities previously reported for the years ended December 31, 2006 and 2005.

NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and noncontrolling interest in the acquiree and the goodwill acquired. The revision is intended to simplify existing guidance and converge rulemaking under U.S. GAAP with international accounting rules. This statement applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS 141 (R) is not expected to have a material impact on our consolidated results of operations, cash flows, or financial position.

In December 2007, the FASB issued SFAS Statement No. 160, "Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 " ("SFAS 160"). This statement establishes accounting and reporting standards for ownership interest in subsidiaries held by parties other than the parent and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amount attributable to both the parent and the noncontrolling interests. The statement also establishes reporting requirements that provide sufficient disclosure that clearly identify and distinguish between the interest of the parent and those of the noncontrolling owners. This statement is effective for fiscal years beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material impact on our consolidated results of operations, cash flows, or financial position.

On April 30, 2007, the FASB issued Staff Position No. FIN 39-1 ("FIN 39-1"), which amends FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts ("FIN 39")." FIN 39-1 permits companies to offset fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting arrangement and fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. FIN 39-1 is effective for fiscal years beginning after November 15, 2007 with early application permitted, and is applied retrospectively as a change in accounting principle. The adoption of FIN 39-1 did not have any impact on our consolidated results of operations, cash flows, or financial position.

In February 2007, the FASB issued SFAS Statement No. 159 "*The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115*" ("SFAS 159"). SFAS 159 permits all entities the option to measure many financial instruments and certain other items at fair value. If a company elects the fair value option for an eligible item, then it will report unrealized gains and losses on those items at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact, if any, that SFAS 159 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS Statement No. 157, "*Fair Value Measurements*" ("SFAS 157"), which defines and establishes a framework for measuring fair value and expands disclosures about fair value measurements. The accounting provisions of SFAS 157 are effective for the Company beginning on November 15, 2008. The Company has not yet determined the impact, if any, that SFAS 157 will have on its consolidated financial statements.

NOTE 4 — ALLOWANCE FOR CHARTER HIRE AND CLAIMS RECEIVABLE

We review the allowances for doubtful accounts monthly. Account balances are charged off against the allowance when we feel that it is probable the receivable will not be recovered. We do not have any significant off-balance sheet credit exposure related to our customers.

Allowance for doubtful charter hire receivable is as follows:

	Balance at Beginning of Year	Additions	Write-offs Net of Recoveries	Balance at End of Year
December 31, 2005	$ 1,456,594		$ (762,380)	$ 694,214
December 31, 2006	$ 694,214		$ (251,685)	$ 442,529
December 31, 2007	$ 442,529	$ 80,724	$ (33,057)	$ 490,196

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

Description	December 31, 2007	December 31, 2006
Claims receivable	$ 1,502,546	$ 2,905,013
Due from agents	1,617,827	2,153,993
Other receivables	2,763,021	1,058,474
Prepaid expenses	1,858,705	1,586,936
	$ 7,742,099	$ 7,704,416

NOTE 6 — FUEL AND OTHER INVENTORIES

Fuel and other inventories consist of the following:

Description	December 31, 2007	December 31, 2006
Fuel	$ 7,702,783	$ 4,650,557
Lubricating oil	2,770,034	2,125,983
Other	650,096	479,943
	$ 11,122,913	$ 7,256,483

NOTE 7 — FIXED ASSETS

Fixed assets consist of the following:

Description	December 31, 2007	December 31, 2006
Vessels	$ 402,098,469	$ 367,515,843
Vessel improvements and other equipment	53,323,171	27,020,499
Deferred dry docking costs	13,990,033	7,780,192
Vessel construction in process	62,834,982	280,163
Other fixed assets	13,512,456	9,626,975
	545,759,111	412,223,672
Less accumulated depreciation and amortization	(101,677,066)	(75,354,578)
	$ 444,082,045	$ 336,869,094

We acquired the following vessels during 2007, 2006, and 2005:

Company	Vessel	Date Vessel Delivered	Purchase Price	Estimated Useful Life at Time of Acquisition
Claremont Shipping Corp.	Arapaho Belle	November 23, 2007	$ 29,000,000	21.1
Elrod Shipping Corp.	Nanticoke Belle	April 10, 2007	16,950,000	12.3
Jessup Maritime Corp.	Savannah Belle	November 14, 2007	10,700,000	5.1
Montrose Shipping Corp.	Yakima Princess	October 12, 2007	29,000,000	13.2
Vessel Acquisitions for the year ended December 31, 2007			$ 85,650,000	

Company	Vessel	Date Vessel Delivered	Purchase Price	Estimated Useful Life at Time of Acquisition
Dover Maritime Corp.	Aztec Maiden	May 2, 2006	$ 8,100,000	7.1
Fairfax Shipping Corp.	Seminole Princess	November 10, 2006	23,100,000	20.1
Beekman Shipping Corp.	Laguna Belle	November 15, 2006	22,000,000	19.1
Exeter Shipping Corp.	Alabama Belle	November 24, 2006	16,075,000	9.1
Vessel Acquisitions for the year ended December 31, 2006			$ 69,275,000	

Company	Vessel	Date Vessel Delivered	Purchase Price	Estimated Useful Life at Time of Acquisition
Chester Shipping Corp	Tamoyo Maiden	January 18, 2005	$ 8,000,000	12.0
Rector Shipping Corp	Siboney Belle	February 9, 2005	8,625,000	13.0
Albemarle Maritime Corp	Mohawk Princess	February 16, 2005	12,000,000	7.0
Hansen Shipping Corp	Ainu Princess	February 23, 2005	8,625,000	13.0
Bristol Maritime Corp	Tuscarora Belle	April 20, 2005	12,750,000	9.3
Hudson Maritime Corp.	Chesapeake Belle	April 25, 2005	12,750,000	9.4
Glenwood Maritime Corp.	Miami Maiden	April 26, 2005	12,240,000	9.4
Windsor Maritime Corp	Shinnecock Belle	June 7, 2005	15,300,000	10.0
Kensington Shipping Corp	Maya Princess	June 28, 2005	15,810,000	6.5
Sterling Shipping Corp.	Biloxi Belle	July 12, 2005	15,500,000	9.5
Remsen Navigation Corp	Maori Maiden	September 6, 2005	13,750,000	9.3
Darby Navigation Corp.	Nyack Princess	November 6, 2005	10,000,000	7.8
Birnam Maritime Corp.	Sioux Maiden	November 7, 2005	18,500,000	13.2
Vessel Acquisitions for the twelve months ended December 31, 2005			$ 163,850,000	

During 2007 the following vessels were sold:

a. On March 13, 2007, the Company sold the *Maya Princess* for $13.0 million and realized a loss of approximately $0.8 million.

b. On March 9, 2007, the *Huron Maiden* was severely damaged in a grounding accident on an uncharted rock while on passage near Indonesia. The grounding resulted in damage to the vessel that was too extensive to repair, rendering the vessel a total loss. On April 4, 2007, the vessel was declared a constructive total loss. The Company received a net amount of $8.0 million from its Hull & Machinery/ Increased Value insurances after a scrap value credit of $2.0 million. The Company retained the proceeds on the sale of the vessel for scrap, which was sold and delivered to the buyer on May 4, 2007 for $2.8 million. After deducting the net book value of the vessel and expenses incurred in connection with the accident and the sale of the vessel of approximately $3.8 million and $1.0 million, respectively, the Company realized a gain on the casualty and sale of the vessel of approximately $6.0 million. The vessel was collateral for the credit facility with Bank of America and, accordingly, the insurance and scrapping sale proceeds were used to pay down the revolver portion of the credit facility.

c. On January 30, 2007, the Company through two subsidiaries, each sold and leased back a vessel pursuant to a sale-leaseback arrangement. Net proceeds from the transactions after expenses and deposits were $38.6 million. The vessel *Seminole Princess* was sold to Adirondack Shipping LLC ("Adirondack") for $23.0 million, and the vessel *Laguna Belle* was sold to Rushmore Shipping LLC ("Rushmore") for $22.0 million, each pursuant to a memorandum of agreement. The Company through the two subsidiaries had taken delivery of the vessel *Seminole Maiden* (formerly the *Clipper Flamingo*) for $23.1 million on November 10, 2006 and the vessel *Laguna Belle* (formerly the *Clipper Frontier*) for $22.0 million on November 15, 2006. Under the sale-leaseback arrangement, the respective selling subsidiary each entered into a seven-year bareboat charter with Adirondack and Rushmore. The charters are classified as operating leases – see note 19 "Commitments and Contingencies." Proceeds from the sale were used to repay advances outstanding under the revolving credit facility. The bareboat charters allow the charterers to purchase the respective vessel at the end of the fifth, sixth or seventh year of the charter period at a vessel price of $11.1 million, $9.15 million or $6.75 million, respectively. The bareboat charters allow the purchase options to be exercised at any other date during the option period at a pro-rata price. In connection with the sale-leaseback, $5.5 million was retained by buyer/lessor as a deposit on the bareboat charters.

In February 2007, the Company entered into individual contracts, through six wholly owned subsidiaries, with China Communications Construction Company Ltd. and Nantong Yahua Shipbuilding Co., Ltd. ("Ship yard") to build six newly designed multipurpose vessels with retractable tweendecks at a contract purchase price of $35.4 million per vessel. The vessels are designated as Hull numbers NYHS200720 through NYHS200725. The agreements provide for the delivery of two vessels in 2009 and four vessels in 2010. As of December 31, 2007, we made payments of $55.9 million to the Ship yard toward the purchase price of the six vessels, including payments of $0.1 million made on behalf of the Ship yard. We also made payments for design and professional fees of $2.0 million. The Company capitalized deferred financing costs of $2.0 million associated with The Royal Bank of Scotland new vessel building credit facility and $2.9 million of interest expense incurred during the year. Capitalized interest and deferred finance costs are added to the cost of each vessel and will be amortized over the estimated useful life of the respective vessel when the vessels are placed into service. At December 31, 2007, steel cutting was complete for Hull number NYHS200720 and the Ship yard just began steel cutting for Hull number NYHS200721.

Depreciation and amortization of vessels and other assets was $36.0 million, $29.9 million and $19.5 million respectively, for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 8 — DEPOSITS FOR VESSEL PURCHASES

Deposits on vessels that we have contracted to purchase but that have not yet been delivered at December 31, 2007 and 2006 consist of the following (See note "21— Subsequent Events" for vessels delivering after December 31, 2007):

New Vessel Name	Former Vessel Name	Date of Deposit	December 31, 2007	December 31, 2006
Nanticoke Belle	Blu Mistral	December 12, 2006		$ 1,695,000
Oneida Princess	Gebe Oldendorff	September 17, 2007	$ 3,200,000	
Mohave Maiden	Diasozousa	November 2, 2007	2,600,000	
Zuni Princess	Ypermachos	November 2, 2007	2,600,000	
Hopi Princess	African Sanderling	November 21, 2007	1,836,000	
Ottawa Princess	Wedellsborg	December 18, 2007	2,300,000	
Caribe Maiden	Frijsenborg	December 18, 2007	2,300,000	
			$ 14,836,000	$ 1,695,000

NOTE 9 — ADVANCES TO / FROM AFFILIATES

Advances to/from affiliates, which are entities related by common shareholders, are non-interest-bearing, due on demand and expected to be collected or paid in the ordinary course of business, generally within the year. The Company typically advances funds to affiliates in connection with the payment of management fees, commissions and consulting fees. Advances from affiliates originated primarily from amounts due to affiliates for management fees, commissions and consulting fees earned.

NOTE 10 — OTHER ASSETS AND DEFERRED CHARGES

Other assets and deferred charges consist of the following:

Description	December 31, 2007	December 31, 2006
Deferred financing and leasing costs, net	$ 3,740,243	$ 2,711,299
Investment in securities	228,940	500,000
Deposit bareboat charter	5,500,000	
Deferred rent receivable	1,127,355	
Investment in joint venture	810,661	477,806
Fair value of interest rate swap agreement		42,386
	$ 11,407,199	$ 3,731,491

Deferred financing and leasing costs represent fees we incurred in obtaining new financing, refinancing existing debt or arranging long term leases on vessels. Accumulated amortization of deferred financing and leasing costs was $1,412,687 and $339,183 at December 31, 2007 and 2006, respectively.

In November 2005, the company entered into a joint venture with GMT Shipping Line Ltd. to provide liner services to and from the East and North Coasts of South America and from and to the West Coast of Africa. The Company made a capital investment of $100,000 and loans of $400,000 on February 7, 2006 and March 1, 2006, respectively, for a 50% interest in the joint venture and additional $360,000 in loans were made to the joint venture during 2007. The investment is accounted for using the equity method and the Company's share of the financial result of the joint venture was a loss of approximately $27,000 and $74,000 for 2007 and 2006, respectively, and a profit of approximately $52,000 for 2005, which is included in other income in the consolidated statement of operations. In November 2007, the joint venture partners agreed to suspend activities of the joint venture in 2008.

In connection with the sale-leaseback of the *Seminole Princess* and *Laguna Belle* in January 2007, $5.5 million was retained by buyer/lessor as a deposit on the bareboat charters. The leases for the vessels contain predetermined fixed decreases of charter hire payments due under the charters during the term of the leases. The Company recognizes the related rental expense on a straight-line basis over the life of the leases and records the difference between the amounts charged to operations and amounts paid as deferred rent receivable.

NOTE 11 — ACCRUED EXPENSES

Accrued expenses consist of the following:

Description	December 31, 2007	December 31, 2006
Voyage and vessel expenses	$ 26,826,910	$ 16,910,180
Payroll and related costs	9,352,827	3,479,675
Commissions	378,803	667,453
Cargo claims	154,999	245,999
Other expenses	-	226,044
	$ 36,713,539	$ 21,529,351

NOTE 12 — FINANCING

The Company's outstanding debt balances were as follows:

	Interest Rate at December 31, 2007	December 31, 2007	December 31, 2006
Bank of America - term credit facility, expires July 30, 2010	6.59%	$ 50,446,429	$ 65,625,000
Bank of America - revolving credit facility, expires July 30, 2010	6.41% - 6.99%	70,374,533	54,814,033
The Royal Bank of Scotland credit facility, expires March 23, 2010	6.21%	4,345,000	5,365,000
The Royal Bank of Scotland credit facility, new vessel buildings, expires through March 31, 2021	6.95%	35,000,000	-
Credit Suisse credit facility, expires March 31, 2018	6.18%	20,000,000	-
Debt balance		$ 180,165,962	$ 125,804,033

The repayment of debt over the next five years and thereafter is as follows:

2008	$ 22,698,571
2009	24,786,071
2010	91,575,320
2011	10,894,000
2012	10,894,000
Thereafter	19,318,000
	$ 180,165,962

Bank of America Credit Facility

On July 31, 2006, TBS, through its subsidiaries, entered into a $140.0 million credit facility (the "BA Credit Facility") with a syndicate of commercial lenders led by Bank of America. The Credit Facility is composed of a $75.0 million term loan facility ("BA Term Credit Facility") and a $65.0 million revolving credit facility ("BA Revolving Credit Facility"). On July 31, 2006, the Company made a full drawdown on the BA Term Credit Facility of $75.0 million and an initial drawdown of $10.0 million on the BA Revolving Credit Facility to repay $80.9 million of outstanding principal and interest due on loans with the existing lenders. We used the balance of the drawdown together with cash from operations to pay $5.2 million of costs associated with the refinancing, including deferred financing costs of $3.1 million.

On January 23, 2007, the Company added an additional $20.0 million under the existing $140 million syndicated credit facility. The BA Revolving Credit Facility was increased by $15.0 million to $80.0 million, and we borrowed an additional $5.0 million under the BA Term Credit Facility. In connection with the increase to the credit facility, the credit agreement dated July 31, 2006 was amended to include Exeter Shipping Corp. as a borrower and include the vessel *Alabama Belle* as additional collateral.

Payment of principal on the BA Term Credit Facility was originally due in 16 quarterly installments of $4.7 million beginning September 2006. Quarterly payments under the BA Term Credit Facility were subsequently increased to $5.0 million beginning June 2007 due to the additional $5.0 million borrowed in January 2007.

The non-amortizing BA Revolving Credit Facility is due in July 2010. Interest on the BA Credit Facility is at the 30-day, 60-day, or 90-day Eurodollar LIBOR rate, as selected by the Company, plus a loan margin rate based on the Company's consolidated leverage ratio. The loan margin rate can vary, in .50% increments, between four pricing levels from 2.75% to 1.25%. The initial loan margin rate was 2.25% and became adjustable during the first quarter 2007. The Company's average loan margin was 1.75% during 2007, based on the Company's consolidated leverage ratio. At December 31, 2007, the Company's consolidated leverage ratio was below 1.5 to 1.0 and; accordingly, the loan margin was 1.75%. In connection with the Credit Facility, the Company incurred deferred financing costs of $3.5 million that are being amortized over the term of the Credit Facility.

The Credit Facility is collateralized primarily by 22 of our vessels with a net book value at December 31, 2007 of $ 228.9 million, as well as by the Company's equity interests in the subsidiaries that own the vessels. Each subsidiary of the Company with an ownership interest in the collateralized vessels has provided an unconditional guaranty and pledged any insurance proceeds received related to the vessels.

The BA Credit Facility agreement contains certain financial and non-financial covenants. The non-financial covenants include customary restrictions on the Company's ability to incur indebtedness or grant liens, pay dividends under certain circumstances, enter into transactions with affiliates, merge, consolidate, or dispose of assets, and change the nature of its business. The financial covenants require that we maintain certain fixed charge and leverage ratios, as well as maintain tangible net worth within defined limits. We are also required to maintain minimum cash and cash equivalent balances and collateral coverage. In addition, the Credit Facility requires minimum collateral coverage, restricts the payment of dividends and restricts leverage, investment and capital expenditures without consent of the lender and requires mandatory prepayment or delivery of additional security in the event that the fair market value of the vessels falls below limits specified in the loan agreement. At December 31, 2007, and during the year then ended, the Company was in compliance with all covenants.

In February 2008, the Company entered into a commitment with Bank of America, serving as Administrative Agent, to amend and restate the existing BA Credit Facility. Under the commitment, Bank of America would lead a syndication of commercial lenders that would increase the credit facility to $200.0 million. The amended credit facility would be composed of a $100.0 million term loan facility and a $100.0 million revolving credit facility and will be used to payoff the existing BA Credit Facility and for general corporate purposes.

The Royal Bank of Scotland Credit Facility

The Company entered into a credit facility with The Royal Bank of Scotland (RBS Credit Facility) for $7.15 million in December 2004. The Company drew down the full facility in December 2004, to replenish the Company's working capital in connection with the acquisition of the vessel *Wichita Belle*. Interest is at LIBOR plus 1.5%, compounded monthly and paid quarterly. Payment of principal is due in 20 quarterly installments of $255,000 commencing on June 30, 2005 (six months after drawdown). A balloon installment of $2,050,000 is payable with the last quarterly installment on March 23, 2010. The RBS Credit Facility is collateralized by a First Preferred Ship Mortgage on the vessel *Wichita Belle,* which had a net book value at December 31, 2007 of $ 12.6 million, and assignment of freight revenue and insurance. The RBS Credit Facility requires that the Company maintain a monthly average of $1,500,000 on deposit with the bank. On February 22, 2008 the loan was repaid and the vessel will be included with the vessels collateralizing the amended BA Credit Facility.

The Royal Bank of Scotland Credit Facility - New Vessel Buildings

On March 29, 2007, the Company entered into a credit agreement with a syndicate of lenders led by The Royal Bank of Scotland for a $150.0 million term loan credit facility (the "RBS NB Credit Facility") to finance the building and purchase of six new Multi-Purpose vessels with retractable tweendecks.

The RBS NB Credit Facility consists of six $25.0 million term loans designated Loans A through F, which are available through May 31, 2009, November 30, 2009, April 30, 2010, August 31, 2010, June 30, 2010 and October 31, 2010, respectively, or such later date as the lenders may agree to. Advances under the RBS NB Credit Facility will be drawn down in the following amounts, by the following subsidiaries upon the completion of the milestones noted below:

Milestone	Loan A Argyle Maritime Corp. Hull No NYHS200720	Loan B Caton Maritime Corp. Hull No NYHS200721	Loan C Dorchester Maritime Corp. Hull No NYHS200722	Loan D Longwoods Maritime Corp. Hull No NYHS200723	Loan E McHenry Maritime Corp. Hull No NYHS200724	Loan F Sunswyck Maritime Corp. Hull No NYHS200725
Contract Signing	$5.0 million	$5.0 million	$5.0 million	$5.0 million	$5.0 million	$5.0 million
Steel Cutting	$5.0 million	$5.0 million	$5.0 million	$5.0 million	$5.0 million	$5.0 million
Keel Laying	$5.0 million	$5.0 million	$5.0 million	$5.0 million	$5.0 million	$5.0 million
Launching	$5.0 million	$5.0 million	$5.0 million	$5.0 million	$5.0 million	$5.0 million
Delivery	$5.0 million	$5.0 million	$5.0 million	$5.0 million	$5.0 million	$5.0 million

The advances due at the time of delivery, as shown in the above table, are subject to adjustment if the total advanced by the lenders, including the scheduled delivery advance, exceeds 75% of the value of the vessel at the time of delivery. The RBS NB Credit Facility is collateralized by the respective shipbuilding contracts while the vessels are under construction and by Preferred Ship Mortgages on the new vessels, and assignment of freight revenue and insurance after delivery of the respective vessel. TBS guarantees the obligations of the borrowing subsidiaries under the RBS NB Credit Facility.

In March 2007, we drew down $30.0 million upon the contract signing and an additional $5.0 million in August 2007 upon the start of steel cutting of hull number NYHS200720. Interest on the RBS NB Credit Facility is at LIBOR plus a loan margin of 1.75% prior to the drawdown of the advance at the time of delivery and at LIBOR plus a loan margin of 1.50% after the delivery advance is drawn down. Interest is payable either monthly, quarterly or semi-annually depending on interest period selected by the Company. Each of the loans made under the RBS NB Credit Facility is payable in 40 quarterly installments of $417,500 beginning three months after the drawdown of the delivery advance with a final payment of $8,300,000 due when the last quarterly payment is made. If the scheduled delivery advance is not advanced in full, the repayment installments will be reduced pro-rata.

The RBS NB Credit Facility agreement contains certain financial and non-financial covenants. The non-financial covenants include customary restrictions on the borrowing subsidiaries' ability to incur indebtedness or grant liens, enter into transactions with affiliates, merge, consolidate, or dispose of assets, and change the nature of their business and materially amend or fail to enforce the shipbuilding contracts with China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd. The borrowing subsidiaries are also required, among other things, to maintain the vessels when delivered, to comply with all applicable laws, to keep proper books and records, to preserve their corporate existence, to maintain insurance, and to pay taxes in a timely manner. Further, the fair market value of the vessels subject to the mortgage must be at least 125% of the outstanding loan amount. The financial covenants require that the Company maintain certain fixed charge and leverage ratios, as well as maintain tangible net worth within defined limits. We are also required to maintain minimum cash and cash equivalent balances and collateral coverage. TBS as Guarantor is restricted from paying dividends or making other distributions that would (1) result in a default of the RBS NB Credit Facility (2) exceed 50% of consolidated net income for the fiscal year the dividend or distributions are made, or (3) cause the Company to be out of compliance with the minimum Consolidated Fixed Charge Coverage Ratio set forth in the loan agreement. At December 31, 2007, and during the year ended, the Company was in compliance with all covenants. In connection with the Credit Facility, the Company incurred deferred financing costs of $2.0 million that are being capitalized as part of the costs of the construction of the vessels.

Concurrent with entering into the RBS NB Credit Facility, the borrowing subsidiaries entered into an agreement (the "Guarantee Facility") to have The Royal Bank of Scotland guarantee payments due under the Shipbuilding Contracts. Under the Guarantee Facility, The Royal Bank of Scotland has agreed to guarantee the second, third, and fourth installments due by the borrowing subsidiaries under their respective shipbuilding contract. The Guarantee Facility provides for a guarantee of up to $14.0 million for each borrower subsidiary for an aggregate guarantee of $84.0 million. The Guarantee Facility for each borrower subsidiary expires twelve months after the anticipated delivery date of the respective vessel. TBS guarantees the obligations of the borrower subsidiaries under the Guarantee Facility.

Credit Suisse Term Loan Facility

On December 7, 2007, the Company through two wholly owned subsidiaries, entered into a credit agreement with Credit Suisse for a $40.0 million term loan credit facility (the "CS Credit Facility") to replenish working capital used to purchase two vessels. The CS Credit Facility provides for two term loans of up to $20.0 million each, one collateralized by the vessel *Arapaho Belle* and the other collateralized by the vessel *Oneida Princess*. The *Arapaho Belle* was delivered on November 23, 2007 and on December 12, 2007, $20.0 million was drawn down. The *Oneida Princess* was delivered on February 11, 2008 and the remaining $20.0 million was drawn down on February 19, 2008. The *Arapaho Belle* had a net book value at December 31, 2007 of $29.6 million.

The CS Credit Facility is repayable over ten years in quarterly installments of $750,000 for the first eight quarters and $437,000 for the remaining thirty two quarters. Interest is payable quarterly in arrears at LIBOR plus 1.05% if the outstanding balance of the loan is at or below 65% of the vessels' market value or 1.20% if the outstanding balance of the loan is above 65% of the vessels' market value.

The CS Credit Facility agreement contains certain financial and non-financial covenants. The non-financial covenants include customary restrictions on the Company's ability to incur indebtedness or grant liens, pay dividends under certain circumstances, enter into transactions with affiliates, merge, consolidate, or dispose of assets, and change the nature of its business. The financial covenants require that we maintain certain fixed charge and leverage ratios, as well as maintain tangible net worth within defined limits. We are also required to maintain minimum cash and cash equivalent balances and collateral coverage. In addition, the Credit Facility requires minimum collateral coverage, restricts the payment of dividends and restricts leverage, investment and capital expenditures without consent of the lender and requires mandatory prepayment or delivery of additional security in the event that the fair market value of the vessels falls below limits specified in the loan agreement. At December 31, 2007, and from the initiation of the credit facility, the Company was in compliance with all covenants.

The CS Credit Facility requires that at least half of the outstanding borrowing must have a fixed interest rate. Consequently, in February 2008, the Company entered into a floating-to-fixed interest rate swap agreement for the notional amount of $10.0 million, representing half of the outstanding borrowings under the CS Credit Facility at December 31, 2007.

NOTE 13 — DERIVATIVE FINANCIAL INSTRUMENTS

In April 2007, the Company entered into three interest rate swap transactions, effectively converting the notional amount of $50.0 million of current and future borrowings under the RBS NB Credit Facility from a floating to a fixed interest rate.

Exclusive of the applicable loan margin, the Company will pay interest based on a fixed LIBOR rate of 5.24%, on the notional amount of $30.0 million of debt commencing June 29, 2007 through December 29, 2019. The Company uses the "matched terms" accounting method as provided by Derivative implementation Group Issue G9, "*Assuming No Ineffectiveness When Critical Terms of the Hedging Instruments and the Hedge Transaction Match in a Cash Flow Hedge*" for the interest rate swap. Accordingly, the Company has matched the critical terms of the hedge instrument to the hedged debt, and therefore, recorded all adjustments to the fair value of the hedge instrument in accumulated other comprehensive income.

Under the second interest rate swap transaction, the interest rate, exclusive of the applicable loan margin, is 4.83% on the notional amount of $20.0 million of debt. The second swap transaction commences on June 29, 2008, upon the draw down of additional advances under the credit facility and ends on December 29, 2014. The Company uses the methodology prescribed by Derivative Implementation Group Issue G7, "*Cash Flow Hedges Measuring the Ineffectiveness of a Cash Flow Hedge under Paragraph 30(b) When the Shortcut Method Is Not Applied*" for the interest rate swap. Accordingly, the Company has concluded, that retrospectively and prospectively there was a reasonably high expectation that the hedge under this contract will continue to have a high degree of effectiveness and therefore, recorded all adjustments to the fair value of the hedge instrument in accumulated other comprehensive income.

After the expiration of the second swap transaction, on December 29, 2014, the third swap transaction commences and continues through December 29, 2019. The third swap transaction also fixes the interest rate at 4.83% on the notional amount of $20.0 million of debt; however, this swap transaction is callable at the bank's option at anytime during the term of the agreement. Accordingly, changes to the value of the third swap contract do not qualify for hedge accounting treatment and are included as a component of interest expense in the consolidated statement of income.

In November 2006, the Company entered into a floating-to-fixed interest rate swap agreement to hedge the variable cash outflow exposure relating to interest payments on $56.3 million of its four-year BA Term Credit Facility. The notional amount of the variable cash outflow exposure that is hedged decreases quarterly by $4.7 million during the term of the swap agreement. The index rate on the LIBOR based loans is fixed at 5.09% through June 2009. The Company uses the "matched terms" accounting method as provided by Derivative Implementation Group Issue G9, "*Assuming No Ineffectiveness When Critical Terms of the Hedging Instruments and the Hedge Transaction Match in a Cash Flow Hedge*" for the interest rate swap. Accordingly, the Company has matched the critical terms of the hedge instrument to the hedged debt. Therefore, we have recorded all adjustments to the fair value of the hedge instrument in accumulated other comprehensive income.

At December 31, 2007, the Company had a liability on interest rate swap contracts on borrowings under the RBS NB Credit Facility and BA Term Credit Facility of approximately $3.5 million, which is included in "Other liabilities." Accumulated losses on the first and second RBS interest rate swap agreements and BA swap agreement at December 31, 2007 were approximately $2.1 million, and $0.8 million, respectively, which are included in "Accumulated other comprehensive income." A loss of approximately $0.6 million was recognized on the third RBS interest rate swap agreement, which is included as a component of interest expense in the consolidated statement of income for the year ended December 31, 2007.

Previous to 2006, there were no interest rate swap transactions. We recognize the earnings impact on interest rate swaps designated as cash flow hedges upon the recognition of the interest related to the hedged debt. The activity in "accumulated other comprehensive income (loss)" related to interest rate swaps for the years ended December 31, 2007 and 2006 was as follows:

	For the Year Ended December	
	2007	2006
Unrealized gains at beginning of year	$ 42,386	$
Decrease in fair value	(2,939,643)	42,386
Unrealized losses at end of year	$ (2,897,257)	$ 42,386

NOTE 14 — EQUITY TRANSACTIONS

Preference Shares

On February 7, 2001, the Company issued 1.0 million mandatorily redeemable preference shares at a fair value of $10 per share, for an aggregate fair value at date of issuance of $10,000,000, which pay a 7% per annum dividend payable on a quarterly basis. On March 30, 2004, the Company amended the mandatorily redeemable preference shares to eliminate the mandatory redemption provisions, remove the payment of dividends, establish a semi-annual 15 cents-per-share dividend, and permit the conversion, at the option of the holder, of each preference share to two old Class C common shares. On June 29, 2005, in connection with the Company's initial public offering, the holders of the Company's convertible preference shares exercised their right to convert their 1,000,000 issued and outstanding convertible preference shares into 2,000,000 old Class C common shares. Conversion of the preference shares into old Class C common shares constituted payment in full of the preference shares.

Other Equity Transactions

In connection with the Company's initial public offering, the Company consolidated its 1,500,000 old Class A, 1,500,000 old Class B and 3,000,000 old Class C common shares (after giving effect to the conversion of the preference shares) on a 2.5-for-1 basis to 600,000 old Class A, 600,000 old Class B and 1,200,000 old Class C common shares, for the purpose of changing the par value of the Company's common shares from $.004 per share to $.01 per share, and redesignated the Company's outstanding old Class A (600,000 shares), old Class B (600,000 shares) and old Class C (1,200,000 shares) common shares as 2,400,000 new Class B common shares. Concurrent with the consolidation and redesignation of common shares, the Company issued 2.167 new Class A common shares and 3.20 additional new Class B common shares for each new Class B share outstanding.

Initial Public Offering

On June 29, 2005, the Company completed its initial public offering. In this offering the Company issued and sold 7.0 million Class A common shares, par value $0.01 per share, for $10.00 per share. The proceeds to the Company, after underwriting fees but prior to deducting offering expenses, totaled $65.1 million. The amounts shown in the accompanying consolidated statement of shareholders' equity, as contributions to additional paid-in capital, represent payments received for the issuance of the shares in June 2005 in excess of their par value less offering expenses.

Class A and Class B Common Shares

The Company has two classes of common shares that are issued and outstanding - Class A and Class B. The Class A common shares and Class B common shares have identical rights to dividends, surplus and assets on liquidation. However, the holders of Class A common shares are entitled to one vote for each Class A common share on all matters submitted to a vote of holders of common shares, while holders of Class B common shares are entitled to one-half of a vote for each Class B common share.

The holders of Class A common shares can convert their Class A common shares into Class B common shares. The holders of Class B common shares can convert their Class B common shares into Class A common shares at any time. Further, the Class B common shares will automatically convert into Class A common shares upon transfer to any person other than another holder of Class B common shares, in each case as long as the conversion will not cause the Company to become a controlled foreign corporation, as defined in the Internal Revenue Code or the Class A common shares cease to be regularly traded on an established securities market for purposes of Section 883 of the Internal Revenue Code.

Warrants

Warrants were issued by the Company in connection with its emergence from bankruptcy in 2001 and became exercisable when the first Preferred Ship Mortgage Notes were not paid on June 29, 2005. The warrant agreement includes an anti-dilution provision that adjusts the number of shares issuable upon exercise of the warrants whenever the Company issues additional common shares or engages in similar transactions.

At December 31, 2007 and 2006, there were outstanding exercisable warrants to purchase 98,311 Class A and 190,542 Class B common shares, held by parties not affiliated with existing shareholders. The warrants are exercisable for a period of ten years following the date on which their exercise condition was met (February 8, 2005), at a price of $.01 per share.

NOTE 15 —RELATED PARTY TRANSACTIONS

Commercial and Port Agency Services

The Company maintains several commercial and port agents located in various countries where we conduct our business. There are two unconsolidated overseas companies who provide the commercial and port agency service to us. These companies are:

(1) TBS Commercial Group Ltd. - This Bermuda-based holding company owns 13 operating companies that operate commercial and port agencies in South America, Europe, and Asia. Its subsidiaries are (1) Solar Shipping Logistica e Tranportes Ltda. (TBS Do Brasil); (2) TBS-Tecnisea C. Ltda.; (3) Aquarius Shipping Colombia Ltda.; (4) TBS De Venezuela C.A.; (5) TBS Bolivia S.R.L.; (6) TBS Asia Ltd.; (7) TBS Shipping Services Europe GmbH and (8)Seganport S.A. (TBS Peru); (9) Brasinav Agenciamentos Ltda.; (10) Seganport Selva S.A.; (11) GMTBS Africa Line GmbH; (12) Nautica Groupe Ltd. and (13) Hermes Logistics Ltd.

(2) Beacon Holdings Ltd. ("Beacon"- This holding company owns three operating companies: Bademar and Grupo Sedei in Ecuador and TBS Japan Ltd. Beacon is in the same business as TBS Commercial Group Ltd.

The underlying fees and rates are based upon contractual agreements with us. Individuals who own a majority of the Company's common shares, some of whom are members of our board of directors, own these companies. As a result of their share ownership and board positions, and for so long as they collectively own a significant percentage of our issued and outstanding common shares, they will be able to influence the Company and determine the outcome of any shareholder vote.

Port agency fees paid to TBS Commercial Group and Beacon. for the years ended December 31, 2007, 2006, and 2005, were approximately $1.0 million, $1.0 million and $0.9 million, respectively. Effective October 1, 2008, the board of directors' compensation committee approved an increase of approximately 33 1/3% in port agency fees for agency services provided by most subsidiaries of TBS Commercial Group and Beacon. A higher increase was approved for the Brazilian and Colombian agents to reflect the greater currency depreciation that occurred in those countries.

Commissions paid to TBS Commercial Group for commercial agency services were approximately $7.1 million, $5.2 million and $5.3 million for the years ended December 31, 2007, 2006, and 2005, respectively. Effective October 1, 2007, the board of directors' compensation committee approved additional commissions of 1.25% of freight revenue for commercial agency services provided by subsidiaries of TBS Commercial Group.

At December 31, 2007 and 2006, the below amounts due to related commercial and port agents are included in accounts payable and accrued expenses and other liabilities:

Period	Accounts Payable	Accrued and Other Liabilities	Total
December 31,2007	$ 708,747	$ 1,678,950	$ 2,387,697
December 31,2006	$ 252,626	$ 2,229,010	$ 2,481,636

Consulting Fees

TBS Commercial Group Ltd. made payments for consulting fees of $60,000 to Mr. Blatte during 2007 and $100,000 each to Mr. Royce and Mr. Blatte during 2006.

Commercial, Operational and Vessel Agency Services

The Company outsources all of its operational functions to two subsidiary management companies.

Roymar Ship Management, Inc. ("Roymar") provides technical ship management (obtaining crews, coordinating maintenance and repairs, drydocking, etc.) and receives a monthly, per vessel, management fee of $12,029. TBS Shipping Services Inc. ("TBS Shipping") provides operational management (arranging insurance, claims processing, general administrative services and port agent services) and commercial agency services. A monthly, per vessel management fee of $8,447 is paid for operational management services and a commission of approximately 2.5% of revenue is paid for commercial agency services. Prior to our initial public offering in June 2005, Roymar and TBS Shipping Services were owned by individuals who own a majority of TBS's common shares, some of whom are members of our board of directors. In June 2005, TBS purchased all the stock of the companies and, accordingly, the results of operations of Roymar and TBS Shipping Services have been included in our consolidated financial statements from the date of acquisition. Consequently, while we continued to pay management fees and commissions, the fees and commissions are eliminated in consolidation. Included in the 2005 consolidated statement of income, for the period prior to the Company's acquisition in June 2005, are management fees paid to Roymar and TBS Shipping Services of $1.4 million and $1.2 million, respectively, and commissions paid to TBS Shipping Services for commercial agency services of $2.6 million.

Commissions

Nautica Groupe, Ltd. is owned by individuals who own a majority of TBS's common shares, some of whom are members of our board of directors. For the year ended December 31, 2005 we paid commissions of $24,606 to Nautica Groupe, Ltd. under a lease agreement with the previous owner of the vessel *Comanche Belle*. Commissions to Nautica Groupe Ltd. ended on November 16, 2005 when we exercised the purchase option and acquired the vessel.

Chartering Broker

Globe Maritime Limited ("Globe") occasionally acts as a broker for chartering and broker for vessel sales and purchases. Globe is owned by James W. Bayley who is a Company officer and member of the board of directors. During 2007, 2006 and 2005, we paid Globe approximately $0.2 million, $0.5 million and $49,000, respectively.

Lease

TBS Shipping Services maintains an office in Yonkers, New York that is leased from our chairman and chief executive officer, Joseph E. Royce. During 2007, 2006 and 2005, payments to Mr. Royce under this lease totaled $240,000 per year.

Legal Services

During 2005 the Company paid $503,000 to Lawrence A. Blatte for legal services. Mr. Blatte, became a senior executive vice president of the Company in March 2005, after which time, he did not provide legal services to the Company or any of its subsidiaries and affiliates, and accordingly, received no further payments for legal services. In addition, prior to March 2005, TBS Shipping Services paid Mr. Blatte $150,000 for legal services. After March 2005, Mr. Blatte did not provide legal services to TBS Shipping Services and no further payments for legal services were made.

NOTE 16— STOCK PLANS

2005 Equity Incentive Plan

The Company adopted an Equity Incentive Plan in 2005, which authorizes the grant of "non-qualified" shares to employees, independent directors and affiliates. The maximum number of shares that can be granted under the incentive plan is 2,000,000 shares. The incentive plan became effective on the date of our initial public offering in June 2005. In August 2007 the Compensation Committee adopted an amendment to the plan to replace the three-year minimum vesting requirement with respect to share units with language permitting the Compensation Committee, in its sole discretion, the ability to determine the period(s), including any conditions for determining such period(s), during which any restrictions on vesting will apply. The Compensation Committee also amended the plan expressly to permit it to accelerate the vesting of share units at any time in its sole discretion

During 2005, the Company issued 100,000 restricted Class A common shares, vesting in equal installments over four years commencing one year after issuance, to its executive vice president and chief financial officer, 106,900 restricted Class A common shares to employees of Roymar and TBS Shipping Services, and 4,500 restricted Class A common shares to its independent directors vesting one year after issuance. Employees of Roymar and TBS Shipping Services have agreed that, without the Company's prior consent, they will not sell any of the shares issued to them for a two-year period, which expired June 29, 2007.In connection with shares issued to Roymar and TBS Shipping Services employees, the Company used the net proceeds from the sale of 85,520 Class A common shares held by Roymar and TBS Shipping Services prior to the offering or approximately $0.8 million, to pay the federal, state and local employment taxes and income withholding taxes associated with the issuance of the 106,900 Class A common shares to employees of Roymar and TBS Shipping Services.

In January 2007, the Company awarded 6,000 restricted Class A common shares to its independent directors that vested at the time of our Annual General Meeting on June 19, 2007. In August 2007, the Company awarded 15,000 share units to an officer (the Director – New Shipbuilding Projects). One-third of these units will vest upon the launch of the first vessel built for the Company by Ship yard. The remaining units will vest in two equal installments upon the first and second anniversaries of the Launch Date. In November 2007, the Company awarded 73,500 restricted Class A common shares to employees of which approximately one-third of the shares will vest on January 20, 2009, 2010 and 2011, respectively.

The Company recognized total stock-based compensation costs of $0.5 million, $0.3 million, and $2.0 million in 2007, 2006, and 2005, respectively. These amounts are reflected in the Consolidated Statement of Earnings in general and administrative expenses. There is no material income tax benefit for stock-based compensation due to Company's tax structure.

At December 31, 2007, unrecognized stock-based compensation expense related to non-vested restricted stock and share units awards totaled $3.3 million. The cost of these non-vested awards is expected to be recognized over a weighted-average period of 2.8 years.

Transactions under the Equity Incentive Plan are summarized as follows:

	Number of Share Units	Number of Restricted Shares	Weighted-Average Fair Value at Grant Date	Aggregate Value at Grant Date
Non-vested at December 31, 2004				
Granted		211,400	$ 10.00	$ 2,114,000
Forfeited				
Vested		106,900		
Non-vested at December 31, 2005		104,500		
Granted				
Forfeited				
Vested		(29,500)		
Non-vested at December 31, 2006		75,000		
Granted, restricted shares		79,500	$ 34.01	$ 2,703,795
Granted, share units	15,000		$ 31.19	$ 467,850
Forfeited				
Vested		(31,000)		
Non-vested at December 31, 2007	15,000	123,500		

Employee Share Purchase Plan

The Company adopted an Employee Share Purchase Plan in 2005, effective on the date of our initial public offering. Under the share purchase plan a maximum of 1,300,000 shares can be granted. All eligible employees, as defined in the plan, can subscribe to purchase shares of the Company's stock at a purchase price of 95% of the fair market value of the common shares on the last day of the subscription period. At December 31, 2007, no shares were subscribed or issued under the plan.

NOTE 17 — EMPLOYEE BENEFIT

The Company maintains, through its subsidiaries TBS Shipping Services and Roymar, an employee savings plan under Section 401(k) of the Internal Revenue Code. The plan covers all office employees and allows participants to contribute to the plan a percentage of pre-tax compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The Company does not make matching contributions.

We also have a discretionary cash bonus program under which employees may receive an annual cash bonus payment based on our annual operating performance. For the years ended December 31, 2007, 2006 and 2005, the Company made cash bonus payments of $10.2 million, $4.6 million and $4.7 million, respectively. The bonus amount for the year ended December 31, 2005 included a one time bonus to the Company's CFO in connection with our initial public offering completed June 2005.

NOTE 18 — EARNINGS PER SHARE

In accordance with FASB Statement ("SFAS") No. 128, "Earnings per Share," the following table sets forth the computation of basic and diluted net income per share for 2007, 2006 and 2005:

	Year Ended December 31,		
	2007	2006	2005
Numerators:			
Net income	$ 98,248,592	$ 39,059,825	$ 55,656,062
Net income allocated to preference shares			(5,705,560)
Net income available for common shareholders (basic and diluted)	**$ 98,248,592**	**$ 39,059,825**	**$ 49,950,502**
Denominators:			
Basic-weighted average common shares outstanding	28,029,340	27,998,843	21,870,160
Restricted stock granted to employees	37,396	89,467	53,252
Dilutive effect of Series A, B & C warrants			2,387,497
Diluted-weighted average common shares and potential common shares outstanding	**28,066,736**	**28,088,310**	**24,310,909**
Income (loss) per common share:			
Basic	$ 3.51	$ 1.40	$ 2.28
Diluted	$ 3.50	$ 1.39	$ 2.05

As described above in note "14 — Equity Transactions — Preference Shares," each convertible preference share was convertible into two old Class C common shares. On June 29, 2005, in connection with the initial public offering, all the convertible preference shares were converted into old Class C common shares. If dividends were declared on the common shares, the preference shares would have been entitled to receive dividends based on the number of old Class C common shares that the preference shares were convertible to. The basic earnings per share calculation for 2005 reflects the rights of the respective classes of shares to receive distributions of net income (net losses are not allocated to preference shares) using the "two-class method" described in SFAS 128, "*Earnings Per Share*". The Company has allocated the pro-rata share of net income to the convertible preference shares on a percentage of total weighted average common shares outstanding plus the common-equivalent number of weighted average preferred shares outstanding. During the year ended December 31, 2005, the convertible preference shares would have added 2,498,103 common shares on a weighted average basis, respectively, to diluted shares outstanding. These shares were not included in the diluted earnings per share calculation because the effect would have been anti-dilutive.

The Series A warrants were exercisable for a total of 7,389,725 common shares as adjusted for the redesignated and consolidated shares described in note "14 — Equity Transactions — Other Equity Transactions," and additional shares that are exercisable pursuant to the warrant agreement. The Series A warrant exercise condition was satisfied on February 8, 2005, and the shares subject to these warrants have been treated as outstanding for purposes of basic earnings per share for the period beginning February 8, 2005, because they are issuable for nominal consideration upon exercise of the warrants. Dilutive effect of Series A, B and C warrants is reduced to the extent that common shares issuable on the exercise of Series A warrants are already included in basic weighted average common shares outstanding. On June 29, 2005, certain shareholders who also held Series A warrants exercised their warrants to purchase 1,842,606 Class A common shares and 3,570,659 Class B common shares; concurrently Series A warrants to purchase 574,434 Class A common shares and 1,113,155 Class B common shares were cancelled. At December 31, 2007, 2006 and 2005, there were outstanding exercisable warrants to purchase 98,311 Class A common shares and 190,542 Class B common shares, held by parties not affiliated with existing shareholders. The warrants have been treated as outstanding for purposes of basic earnings per share for the years ended December 31, 2007, 2006 and 2005, because they are issuable for nominal consideration upon exercise of the warrants.

NOTE 19 — COMMITMENTS AND CONTINGENCIES

Charters-in of Vessels

Charters-in Classified as Operating Leases

At December 31, 2007, we chartered-in two vessels under long-term operating leases and one vessel under a short-term operating lease. Charters or leases that have initial terms of more than one year at the inception of the charter and are noncancelable are treated as long-term leases. Total lease expense, consisting of both short and long term charters-in, classified as operating leases, is as follows:

	Year ended December 31,		
	2007	2006	2005
Charters-in under short term operating leases	$ 22,905,229	$ 4,664,187	$ 14,259,581
Charters-in under long term operating leases	6,072,517	11,839,286	16,859,650
Total lease expense	$ 28,977,746	$ 16,503,473	$ 31,119,231

The Company charters-in two vessels (*Laguna Belle* and *Seminole Princess*) under long-term noncancelable operating leases (bareboat charters) that were part of a sale-leaseback transaction. Both bareboat charters expire on January 30, 2014. Each bareboat charter requires charter hire payments of $10,500 per day for the first two years of the charter, $10,000 per day during the third year of the charter and $7,350 per day during the fourth through seventh years of the charter. The charter agreements allow for the purchase of the respective vessel at the end of the fifth, sixth or seventh year of the charter period at a vessel price of $11.1 million, $9.15 million, or $6.75 million, respectively and for the purchase options to be exercised at any other date during the option period at a pro-rata price. The leases under the sale-leaseback transactions were classified as operating leases. Deposits of $2.75 million, to be held by the lessor for each charter during the charter period, were required at the inception of the lease. The deposits are to be returned, without interest, at the expiration of the charter period, unless applied earlier toward the amounts due upon exercise of the purchase option. Deferred leasing costs of $1.2 million, incurred in connection with the origination of the charters, is being amortized over the terms of the leases. As mentioned above, the bareboat charters contain predetermined fixed decreases of the charter hire payments due under the charters. The Company recognizes the related rental expense on a straight-line basis over the term of the charters and records the difference between the amounts charged to operations and amounts paid as deferred rent receivable. At December 31, 2007, deferred rent receivable was $1.1 million.

Charters-in Classified as Capital Leases

In December 2007, we exercised our purchase options under sale-leaseback agreements for seven vessels and paid $2.85 million per vessel for a total of $19.95 million. The amount paid in excess of capital lease obligations at December 31, 2007, of approximately $0.38 million per vessel was added to the cost of each vessel. The leases under the sale-leaseback agreements, which were entered in December 2003, were classified as capital leases. At the time, the vessels were sold for $31.5 million en bloc and leased back for a period of 66 months at $2,500 per vessel, per day with a $10.5 million balloon purchase option payment due at the end of the lease term on July 1, 2009. Interest rates on the capitalized leases have been imputed based on the Company's incremental borrowing rate at the inception of the leases. The agreements contained six semi-annual purchase options beginning December 2006 at $3.75 million per vessel and decreasing $0.45 million each semi-annual period until June 2009, when the purchase price for each vessel under the sale-leaseback agreements was $1.5 million. When we exercised the purchase option in December 2007, the option price for each vessel was $2.85 million. At December 31, 2006, gross assets and accumulated depreciation recorded on vessels under capital leases were approximately $35.5 million and $7.1 million, respectively.

Other Leases

The Company leases three properties, two of which are used by TBS's service company subsidiaries Roymar and TBS Shipping Services for the administration of their operations, and the third is vacant land. The main office space is rented from our chairman and chief executive officer by TBS Shipping Services. The lease, which was to expire December 31, 2007, was renewed under the first of five one-year renewal options until December 31, 2008. The lease provides for monthly rent of $20,000 per month, plus operating expenses including real estate taxes.

Roymar renewed its lease under the first of two one-year renewal options though October 31, 2008 at a monthly rent of $25,058. The lease requires Roymar to pay additional rent for real estate tax escalations.

The Company also leases undeveloped land in the Calhoun County Navigation District, Port Comfort, Texas. The lease, which has a term of ten years expiring December 31, 2016, provides for monthly rent of $6,000

As of December 31, 2007, future minimum commitments under operating leases with initial or remaining lease terms exceeding one-year are as follows:

At December 31,	Vessel Hire under Operating Leases	Other Operating Leases	Total
2008	$ 12,619,950	$ 562,580	$ 13,182,530
2009	7,910,000	72,000	7,982,000
2010	5,950,800	72,000	6,022,800
2011	5,350,800	72,000	5,422,800
2012	5,365,500	72,000	5,437,500
Thereafter	5,791,800	288,000	6,079,800
	$ 42,988,850	$ 1,138,580	$ 44,127,430

Purchase Obligations –Vessels

At December 31, 2007, the Company had outstanding obligations to purchase six vessels for a remaining balance, after deposits made of $14.8 million, of $133.5 million. The amount is to be paid as each of the six vessels are delivered, which is anticipated to occur during the first quarter of 2008.

Purchase Obligations –New Vessel Buildings

At December 31, 2007, the Company had purchase obligations totaling $156.4 million in connection with its new vessel building program, including obligations under the contract for the supervision and inspection of vessels under construction. The obligations will become payable as the shipyard meets several milestones through June 2010. As of December 31, 2007, $156.4 million the purchase obligation is scheduled to be paid as follows: $49.0 million in 2008, $63.8 million in 2009, and $43.6 million in 2010. The timing of actual payments will vary based upon when the milestones are met.

Litigation

The Company is periodically a defendant in cases involving personal injury and other matters that arise in the normal course of business. While any pending or threatened litigation has an element of uncertainty, the Company believes that the outcome of these lawsuits or claims, individually or combined, will not materially adversely affect the consolidated financial position, results of operations or cash flows of the Company.

NOTE 20 — BUSINESS SEGMENT

The Company is managed as a single business unit that provides worldwide ocean transportation of dry cargo to its customers through the use of owned and chartered vessels. The vessels are operated as one fleet and when making resource allocation decisions, our chief operating decision maker evaluates voyage profitability data, which considers vessel type and route economics, but gives no weight to the financial impact of the resource allocation decision on an individual vessel basis. The Company's objective in making resource allocation decisions is to maximize its consolidated financial results, not the individual results of the respective vessels or routes.

The Company transports cargo throughout the world, including the U.S. The amount of voyage revenue generated in countries other than the U.S. was $243.8 million, $167.3 million and $159.7 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Revenue was generated in the following principal foreign geographic areas:

Country	Year December 31, 2007	2006	2005
Brazil	$ 72,965,220	$ 52,254,353	$ 50,922,219
Japan	40,615,093	33,424,214	27,102,181
Chile	11,348,157	15,249,919	21,602,403
Peru	32,149,714	16,825,238	16,311,236
United Arab Emirates	24,572,954	9,415,493	655,879
Venezuela	4,611,675	8,516,162	12,327,840
Korea	5,778,944	6,022,940	6,633,213
Argentina	15,189,231	1,574,104	3,280,876
China	21,692,570	16,171,405	11,815,693
Others	14,844,527	7,828,589	9,037,486
	$ 243,768,085	$ 167,282,417	$ 159,689,026

Revenue is attributed to these countries based on the location where the cargo is loaded. The difference between total voyage revenue and total voyage revenue by country is revenue from the United States, which is $20.4 million, $21.7 million, and $15.9 million for 2007, 2006, 2005, respectively. Time charter revenue by country cannot be allocated because the Company does not control the itinerary of the vessel.

One customer accounted for 13.1% of charter hire receivables at December 31, 2007 and one customer accounted for 10.4% of charter hire receivables at December 31, 2006. One customer accounted for 13.4% and 15.1% of voyage and time charter revenue for the year ended December 31,2007 and December 31, 2006 respectively.

NOTE 21 — SUBSEQUENT EVENTS

During the period January 1, 2008 through March 13, 2008, we accepted delivery of the following five vessels: the *Ypermachos,* renamed *Zuni Princess,* on January 29, 2008; the *Gebe Oldendorff,* renamed *Oneida Princess,* on February 11, 2008; *African Sanderling,* renamed *Hopi Princess,* on February 15, 2008; the *Diasozousa,* renamed *Mohave Maiden,* on February 19, 2008; and the *Frijsenborg*, renamed *Caribe Maiden*, on March 11, 2008. In connection with the delivery of these vessels, we paid a total of $112.8 million, less deposits previously made. The acquisition cost is being funded with bank borrowings and cash from operations.

On January 16, 2008, the Company, through seven wholly owned subsidiaries, entered into a credit agreement with a syndicate of lenders led by DVB Group Merchant Bank (Asia) Ltd. and other lenders for a $75.0 million credit facility (the "DVB Credit Facility") to replenish funds used to exercise a purchase option for seven tweendeck vessels chartered-in under a sale-leaseback arrangement, to fund additional vessel acquisitions and for general corporate purposes. The purchase option for the vessels was exercised on December 17, 2007 for a total of $19.95 million ($2.85 million for each vessel). The seven vessels, which collateralize the DVB Credit Facility, are part of TBS' operational fleet and since December 2003 have been under a 66-month sale-leaseback arrangement, which provided TBS with the purchase options. The DVB Credit Facility is guaranteed by TBS. Under the DVB Credit Facility, the loan is repayable over five years in quarterly installments of approximately $4.9 million for the first ten quarters and $2.6 million for the remaining ten quarters. Interest is at LIBOR plus 2.50% payable quarterly in arrears. Borrowings under the Credit Facility must have a fixed interest rate achieved by use of hedging instruments.

On January 23, 2008, the Company entered into a floating-to-fixed interest rate swap agreement for the initial notional amount of $75.0 million, which fixes the index rate on the LIBOR based loans at 2.92%. The notional amount decreases as payments are made on the DVB Credit Facility. The swap agreement, is effective January 23, 2008 and expires on January 23, 2013.

On February 1, 2008, the Company entered into a floating-to-fixed interest rate swap agreement for the notional amount of $10.0 million, representing half of the outstanding borrowings under the Credit Suisse Credit Facility (see note "13 — Financing — Credit Suisse Term Loan Facility," at December 31, 2007. The swap agreement, which fixes the index rate on the LIBOR based loans at 3.46%, is effective March 12, 2008 and expires on March 12, 2013.

On February 8, 2008, the Company entered into a commitment with Bank of America, serving as Administrative Agent, to amend and restate the existing BA Credit Facility. Under the commitment, Bank of America would lead a syndication of commercial lenders that would increase the credit facility to $200.0 million. The amended credit facility would be composed of a $100.0 million term loan facility and a $100.0 million revolving credit facility and would be used to make payments toward the BA Revolving Credit Facility, replenish operating funds used to payoff the RBS Credit Facility collateralized by the *Wichita Belle* and for general corporate purposes.

On February 14, 2008, we entered into Memorandum of Agreement ("MOA") to purchase the vessel *Athinoula* (to be renamed *Canarsie Princess*) for $30.3 million. In connection with entering into the MOA a deposit of $3.0 million was made. The vessel is expected to be delivered during the second quarter of 2008.

On February 19, 2008, the Company drew down the remaining $20.0 million on the Credit Suisse Credit Facility upon the delivery of the *Oneida Princess* (formerly the *Gebe Oldendorff*).

On February 28, 2008, the Company entered into a second floating-to-fixed interest rate swap agreement for the notional amount of $10.0 million, representing half of the outstanding borrowings under the Credit Suisse Credit Facility (see note "12 — Financing — Credit Suisse Term Loan Facility," at December 31, 2007. The swap agreement, which fixes the index rate on the LIBOR based loans at 3.72%, is effective May 19, 2008 and expires on May 19, 2013.

On February 29, 2008, the Company entered into a credit agreement with AIG Commercial Equipment Finance, Inc. ("AIG") for a $35.0 million credit facility to replenish operating funds used to purchase of the *Mohave Maiden* (formerly the *Diasozousa*), the *Hopi Princess* (formerly the *African Sanderling*), and the *Zuni Princess* (formerly the Ypermachos).

In February 2008, a wholly owned subsidiary of TBS entered into a joint venture with Cargonaves S.A. to purchase a warehouse in Peru for $3.4 million. The Company made an investment of $0.1 million representing a 50% interest in the joint venture that is in negotiation to purchase the property. The contract to purchase the property is expected to be signed toward the end of March 2008, when an additional $1.8 million will be invested in the joint venture.

NOTE 22 — SELECTED QUARTERLY FINANCIAL INFORMATION (unaudited)

The following information is presented as supplementary financial information for 2007 and 2006 (in thousands, except per share information):

	Year Ended December 31, 2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 70,838	$ 77,214	$ 92,396	$ 115,156
Income from operations	$ 17,214	$ 18,065	$ 29,445	$ 36,902
Net income [(a)]	$ 14,404	$ 21,687	$ 27,004	$ 35,154
Net income per share:[(a)]				
Basic	$ 0.51	$ 0.77	$ 0.96	$ 1.27
Diluted	$ 0.51	$ 0.77	$ 0.96	$ 1.26

	Year Ended December 31, 2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 63,755	$ 58,995	$ 65,402	$ 65,434
Income from operations	$ 10,808	$ 9,133	$ 15,867	$ 16,375
Net income [(a)]	$ 7,997	$ 6,934	$ 9,775	$ 14,354
Net income per share:[(a)]				
Basic	$ 0.29	$ 0.25	$ 0.35	$ 0.51
Diluted	$ 0.28	$ 0.25	$ 0.35	$ 0.51

(a) The quarterly computations are independent of the annual computation. The computation of quarterly and annual earnings per share includes a weighting of the then average number of shares outstanding that will vary for each period. Accordingly, the sum of the four quarters' net income per share will not equal the annual earnings per share. See note "18 — Earnings per share."

TBS INTERNATIONAL LIMITED AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on the 14th day of March 2008

TBS INTERNATIONAL LIMITED
(Registrant)

/s/ JOSEPH E. ROYCE
JOSEPH E. ROYCE
President, Chief Executive Officer, Chairman and Director

/s/ FERDINAND V. LEPERE
FERDINAND V. LEPERE
Executive Vice President, Chief Financial Officer

/s/ FRANK J. PITTELA
FRANK J. PITTELA
Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed on the 14th day of March 2008 by the following persons in the capacities indicated:

/s/JAMES W. BAYLEY
JAMES W. BAYLEY, *Vice President and Director*

/s/RANDEE E. DAY
RANDEE E. DAY, *Director*

/s/GREGG L. MCNELIS
GREGG L. MCNELIS, *Senior Executive Vice President, Chief Operating Officer and Director*

/s/ALEXANDER SMIGELSKI
ALEXANDER SMIGELSKI, *Director*

/s/JOHN P. CAHILL
JOHN P. CAHILL, *Director*

/s/WILLIAM P. HARRINGTON
WILLIAM P. HARRINGTON, *Director*

/s/PETER S. SHAERF
PETER S. SHAERF, *Director*

COMPANY INFORMATION

Board of Directors

Joseph E. Royce
Chairman

James W. Bayley
Director

John P. Cahill
Director

Randee E. Day
Director

William P. Harrington
Director

Gregg L. McNelis
Director

Peter S. Shaerf
Director

Alexander Smigelski
Director

Corporate Officers

Joseph E. Royce
Chief Executive Officer and President

Gregg L. McNelis
Senior Executive Vice President and
Chief Operating Officer

Lawrence A. Blatte
Senior Executive Vice President

Ferdinand V. Lepere
Executive Vice President and
Chief Financial Officer

Martin D. Levin
Director - New Shipbuilding Projects

James W. Bayley
Vice President

William J. Carr
Vice President and Treasurer

Jeremiah E. Faries
Secretary

Additional Information

Stock traded on The NASDAQ Stock Market
NASDAQ Symbol TBSI

Form 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to any stockholder free of charge on request to the Chief Financial Officer or Secretary of the Company at TBS International Limited, Commerce Building, Chancery Lane, Hamilton HM12 Bermuda.

Registrar, Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038 USA
Tel: 718-921-8346

TBS International Limited

Commerce Building, Chancery Lane • Hamilton HM12 Bermuda
Phone 441-295-9230 • Fax 441-295-4957
www.tbsship.com

END